As confidentially submitted to the Securities and Exchange Commission on December 8, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KLA-iBotics Holdings Limited

淦鎧艾博控股有限公司

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands	3590	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road

Kwun Tong, Kowloon, Hong Kong

+852 2554 5666
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

[Address]

[Telephone number]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Place, Central Hong Kong SAR Telephone: +852-3923-1111	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road Suite 260, Vienna Virgina 22182 Telephone: (703) 919-7285

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2025

2,500,000 Class A Ordinary Shares

KLA-iBotics Holdings Limited

淦鎧艾博控股有限公司

This is the initial public offering of Class A Ordinary Shares of KLA-iBotics Holdings Limited (our “Company”). We are offering [2,500,000] Class A Ordinary Shares. The offering price of our Class A Ordinary Shares in this offering is expected to be between $4.00 and $6.00 per share. Prior to this offering, there has been no public market for our Class A Ordinary Shares.

We intend to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[*]”. There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

Immediately prior to the completion of this offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one (1) vote at a meeting of members. Each Class B Ordinary Share is entitled to twenty (20) votes at a meeting of members, and is convertible into one Class A Ordinary Share subject to certain adjustments of conversion rate at any time as after issue at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

Following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and may rely on exemptions from certain corporate governance requirements. Immediately after the completion of this offering, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company listed on the Nasdaq Capital Market, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our share capital. See “Management — Controlled Company Exception”.

Our Company is a BVI business company incorporated in the British Virgin Islands (“BVI”). As a holding company with no material operations of our own, we conduct our operations mainly in Hong Kong, through our operating subsidiaries, Kamui Logistics Automation System Limited and Jingxing Storage Equipment Engineering (H.K) Co. Limited (the “Operating Subsidiaries”). For the two years ended March 31, 2025 and 2024, 96.8% and 93.1% of our total revenue was accounted by one customer, Kamui Construction & Engineering Group Limited, an affiliated entity which is wholly-owned by our controlling shareholder, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market.

This is an offering of the Class A Ordinary Shares of our Company, the holding company in the BVI, instead of shares of our Operating Subsidiaries. You may never directly hold any equity interest in our Operating Subsidiaries.

As our Company is a holding company incorporated in the BVI and not a Chinese operating company, our operations in Hong Kong are conducted by our subsidiaries based in Hong Kong. The Class A Ordinary Shares offered in this offering are shares of KLA-iBotics Holdings Limited, the BVI holding company, instead of shares of the Operating Subsidiaries. This structure involves unique risks to investors. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of risks facing the Company and the offering as a result of this structure. We may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the cybersecurity review and regulatory review of oversea listing of our Class A Ordinary Shares through an offshore holding company. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard.

Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, although we have direct ownership of our Operating Subsidiaries in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China, we are still subject to certain legal and operational risks associated with our Operating Subsidiaries in Hong Kong.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) (as amended by the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years.

The financial statements as of March 31, 2025 and 2024, and for each of the two years in the period ended March 31, 2025 included in this prospectus have been audited by Enrome LLP (“Enrome”), an independent registered public accounting firm, as stated in their report appearing herein. The office of Enrome is located at located at 43 Cecil Street #19-03/04, GB Building, Singapore 069542.

Our auditor is inspected by the PCAOB on a regular basis, and our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022. If trading in our Class A Ordinary Shares is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the PCAOB signed the Statement of Protocol Agreements (the “SOP Agreements”) with the China Securities Regulatory Commission and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. Should the PRC authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from a stock exchange. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Class A Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted.”

To the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors – Risks Related to Doing Business in Hong Kong – In the event that we rely on dividends and other distributions on equity paid by our Hong Kong subsidiaries to fund any cash and financing requirements we may have, any limitation on the ability of our Hong Kong subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors – Risks Related to Doing Business in Hong Kong – To the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.”.

Our holding company, KLA-iBotics Holdings Limited, controls our Operating Subsidiaries. Within our holding structure, the cross-border transfer of funds within our corporate group is legal and compliant with the laws and regulations of the jurisdiction where our Operating Subsidiaries were established. After foreign investors’ funds enter our Company at the closing of this offering, the funds can be transferred directly to our Operating Subsidiaries. If our Company intends to distribute dividends in the future, the Operating Subsidiaries will transfer the dividends to our Company in accordance with the laws and regulations of Hong Kong, and the dividends will then be distributed from our Company to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. As at the date of this prospectus, no transfer, dividend or distribution have been made between our Company, its subsidiary and combined entities, or to investors.

For the years ended March 31, 2025 and 2024, we did not declare or pay any dividends. From April 1, 2025 up to the date of this prospectus, one of our Operating Subsidiaries, Kamui Logistics, has declared an interim dividend of HK$9,000,000, which is recognized as distribution, to the then shareholders of Kamui Logistics in April 2025. See note 16 of the notes to the combined financial statements included elsewhere in this prospectus for a discussion of dividend. As at the date of this prospectus, the interim dividend payables of HK$9,000,000 remain unpaid. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments. See “Dividend Policy”, Summary Combined Financial Data and Combined Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for further details.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, expanding the efforts in anti-monopoly enforcement and regulating the overseas offering and listing activities involving PRC domestic companies. Since these statements and regulatory actions are new, it is uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation in Hong Kong, our ability to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges.

Investing in our Class A Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A Ordinary Shares in “Risk Factors” beginning on page 13 of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts. For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 111.
(2)	Does not include a non-accountable expense allowance equal to one percent (1%) of the gross proceeds of this Offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $            , exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are taken. We have granted the underwriters an option for a period of forty-five (45) days after the closing of this offering to purchase up to an additional fifteen percent (15%) of the total number of our Class A Ordinary Shares to be offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $            based on an assumed initial public offering price of $            per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $            . If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting”, on or about            , 2025.

Cathay Securities, Inc.

The date of this prospectus is            , 2025.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Class A Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus outside the United States.

Our Company is incorporated under the laws of the British Virgin Islands and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including            , 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“BVI” are to the British Virgin Islands;

●	“Class A Ordinary Shares” are to our class A ordinary shares, with no par value each of the Company;

●	“Class B Ordinary Shares” are to our class B ordinary shares, with no par value each of the Company;

●	“Hong Kong” are to the Hong Kong Special Administrative Region in China;

●	“Jingxing Storage” are to Jingxing Storage Equipment Engineering (H.K) Co. Limited, one of our Operating Subsidiaries;

●	“Kamui Logistics” are to Kamui Logistics Automation System Limited, one of our Operating Subsidiaries;

●	“Ordinary Shares” are the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“our Company” are to KLA-iBotics Holdings Limited, a BVI business company incorporated in the BVI that will issue the Class A Ordinary Shares being offered in this offering;

●	“our Group”, “we”, “us” and “our” are to our Company and its subsidiary, as the context requires;

●	“our Director(s)” are to the director(s) of our Company;

●	“PRC” or “China” are to the People’s Republic of China;

●	“$”, “USD”, “US$” or “U.S. dollars” are to the legal currency of the United States;

●	“HKD” or “HK$” are to the legal currency of Hong Kong; and

●	“EUR” are to the legal currency of the European Union.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option and no exercise of the representative’s warrants.

The functional currency of our entities located in Hong Kong is HKD. Our combined financial statements are presented in HKD. We use HKD as reporting currency in our combined financial statements and in this prospectus. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying combined statement of income and other comprehensive income.

Translations of balances in the combined balance sheets, combined statements of income and combined statements of cash flows from HKD into USD as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of HKD 7.7780 to USD 1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

ii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision.

Overview

Our Group is principally engaged in the provision of automated logistic solutions to logistics service providers or business operators in Hong Kong. With a focus on leveraging advanced technology and tailored services, we empower our clients to optimize their supply chains and improve operational performance.

For the two years ended March 31, 2025 and 2024, our business primarily consists of three segments:

1.	Logistics consultancy - We provide expert consultancy to help our customers implement or upgrade automated logistics solutions in their warehouses and logistic centres. We design tailored automation systems and assist in sourcing trusted suppliers and managing tendering processes.

2.	Design and installation of storage system – We provide end-to-end automated logistics solutions, encompassing single or multi-system deployments. We manage the full integration process, with our services including procuring necessary hardware and software, installing systems in warehouses and logistic centres tailored to customers specific requirements, and providing ongoing maintenance to ensure optimal performance and reliability post-deployment.

3.	Warehouse as a service (WaaS) – We offer a flexible, pay-per-use warehousing solution allowing our customers to access warehousing facilities and equipment on-demand, with customized payment structures based on the specific operations involved, such as storage, picking, sorting, labeling.

Through these integrated service offerings, we are committed to delivering cutting-edge, technology-driven logistics solutions that enhance efficiency, reduce operational costs, and meet the evolving needs of different businesses. For the two years ended March 31, 2025 and 2024, we generated revenue of approximately HK$35.3 million and HK$27.0 million, respectively, and 96.8% and 93.1% of which were accounted by one customer, Kamui Construction & Engineering Group Limited (“Kamui Construction & Engineering”), an affiliated entity which is wholly-owned by our controlling shareholder, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market.

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings Limited, which wholly-owns Jingxing Storage, a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system. Jingxing Storage’s expertise in supplying and installing racking system significantly enhances and complements our existing service offerings, especially our design and installation of storage system service, by enabling in-house equipment supply, reducing costs and expediting project delivery.

Industry Background

The global automated logistics solution market, valued at USD 78.2 billion in 2024, is expected to grow from USD 88.9 billion in 2025 to USD 212.81 billion by 2032, with a projected CAGR of 13.28% from 2025 to 2032 (Source: Fortune Business Insights).

Companies across various industries are facing complex supply chain challenges, including fluctuating consumer demand, geopolitical unrest, natural disasters, and evolving customer expectations for a seamless buying experience and swift delivery. To remain competitive, businesses must implement multichannel fulfillment operations, increasingly relying on automated solutions to enhance efficiency, speed, scalability, and reduce operational costs.

Today, logistics companies are adopting technology to enhance their supply chain solutions by utilizing automation to optimize product flow, improve employee efficiency, and increase storage capacity. With advancements in technology, innovations have been adopted to improve supply chain processes.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	Our comprehensive end-to-end logistics solutions business model sets us apart from competitors;

●	We are strategically positioned to capitalize on the substantial growth opportunities within the logistics solutions sector; and

●	We maintain a strong and well-established customer base.

Our Strategy

We intend to pursue the following strategies to further expand our business:

●	Expansion into new geographic markets;

●	Enlarging our customer base in Hong Kong;

●	Diversification of our supply chain; and

●	Enhancement of our integrated capability.

Our Corporate History

Our Group’s history began in 2013 with the incorporation of Kamui Logistics (formerly known as JingZhang Engineering (HK) Company Limited), one of our Operating Subsidiaries focused on supplying logistics equipment to logistics service providers. In 2017, Kamui Logistics expanded into providing automated logistics solutions for customers in Hong Kong.

In November 2022, Reitar Logtech Holdings Limited (“Reitar Logtech”) acquired, among others, 100% indirect equity interest of Kamui Logistics. Reitar Logtech was listed on the Nasdaq Capital Market in 2024, with its class A ordinary shares trading under the symbol “RITR.” After a series of reorganization in 2025 and before the acquisition of Jingxing Holdings Limited (“Jingxing Holdings”) in May 2025, Kamui Logistics became a wholly-owned subsidiary of our Company, which itself is indirectly wholly-owned by Reitar Logtech which indirectly holds 3,000 Class B Ordinary Shares.

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings, which wholly-owns Jingxing Storage, a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system, from the then existing shareholders of Jinxing Holdings, namely Mr. Wong Kwok Chung, Mr. Chen Dong and KLA Smart Capital Limited, and became one of our Operating Subsidiaries after the acquisition.

Jingxing Storage was founded by Mr. Hau Lim Chung, one of our Director, in January 2000. In July 2022, Mr. Hau Lim Chung ceased to be a director of Jingxing Storage and ceased to have any beneficial interests in it in September 2022.

The aggregate consideration of the acquisition of Jinxing Holdings by our Company was HK$217 million. The consideration was determined with reference to the appraised value of the 100% equity interest of Jingxing Storage, the sole operating subsidiary of Jingxing Holdings, as at March 31, 2025 by an independent professional valuer using the market approach. As consideration of the acquisition, our Company allotted and issued 7,000 Class A Ordinary Shares to the aforementioned then existing shareholders of Jingxing Holdings on May 30, 2025, and the value of the Class A Ordinary Shares was also determined by independent professional valuer using the market approach. Each Class A Ordinary Share is entitled to one (1) vote at a meeting of members and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Following the acquisition, our Company is owned as to 30% by Kamui Development Group Limited, which in turn is owned as to 100% by Reitar Logtech Engineering Limited, which in turn is owned as to 100% by Reitar Logtech. Reitar Logtech, through Kamui Development, owns 100% of our total issued Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock.

Our Corporate Structure

The following diagram illustrates our corporate structure immediately following the reorganization and prior to the acquisition of Jingxing Holdings:

The following diagram illustrates our corporate structure as of the date of this prospectus

The entities held by our Group below are direct subsidiaries of our Company.

Holder of Class B Ordinary Shares
Holder of Class A Ordinary Shares
Reitar Logtech Holdings Limited
100%
Reitar Logtech Engineering Limited
100%
Kamui Development Group Limited
CHEN, Xiaohui
WONG, Kwok Chung
KLA Smart Capital Limited
CHEN, Dong
HUANG, Jia Ning
Others(1)
Shareholding: 30% Voting power: 89.55%
Shareholding: 15% Voting power: 2.24%
Shareholding: 11.02% Voting power: 1.64%
Shareholding: 13.02% Voting power: 1.94%
Shareholding: 10% Voting power: 1.49%
Shareholding: 20.96% Voting power: 3.14%
KLA-iBotics Holdings Limited
淦鎧艾博控股有限公司
100%
100%
Kamui Logistics Automation System Limited
Jingxing Holdings Limited
100%
Jingxing Storage Equipment Engineering (H.K.) Company Limited

The following diagram illustrates our corporate structure immediately after completion of this offering.

Holder of Class B Ordinary Shares
Holder of Class A Ordinary Shares
Reitar Logtech Holdings Limited
100%
Reitar Logtech Engineering Limited
100%
Kamui Development Group Limited
CHEN, Xiaohui
WONG, Kwok Chung
KLA Smart Capital Limited
CHEN, Dong
HUANG, Jia Ning
Others(1)
Public shareholders
Shareholding*: 28% Voting power**: 88.61%
Shareholding*: 14% Voting power**: 2.21%
Shareholding*: 10.29% Voting power**: 1.63%
Shareholding*: 12.15% Voting power ** 1.92%
Shareholding*: 9.33% Voting power ** 1.48%
Shareholding*: 19.56% Voting power ** 3.10%
Shareholding*: 6.67% Voting power ** 1.05%
KLA-iBotics Holdings Limited 淦鎧艾博控股有限公司
100%
100%
Kamui Logistics Automation System Limited
Jingxing Holdings Limited
100%
Jingxing Storage Equipment Engineering (H.K.) Company Limited

Notes:

1.	Others include seven entities or individuals each holding less than 5% of beneficial interests and less than 1% of voting rights in our Company.

*

The shareholding percentage is calculated by dividing the number of ordinary shares beneficially owned by such person or group immediately upon completion of this offering by the sum of (i) [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

**	The voting power percentage is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class immediately upon completion of this offering. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to twenty (20) votes per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Transfers of Cash to and From Our Subsidiary

Our Company is permitted under the laws of BVI to provide funding to our subsidiary through loans or capital contributions without restrictions on the amount of the funds. Our Hong Kong subsidiary is permitted under the laws of their respective jurisdictions to provide funding to our Company through dividend distribution without restrictions on the amount of the funds.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the BVI Act and our Memorandum and Articles of Association, our board of directors may by resolution, authorize a distribution (which includes a dividend) by our Company to our shareholders if they are satisfied, on reasonable grounds, that immediately following the distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay our debts as they become due. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury share.

For our Company and our subsidiary located in Hong Kong, there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to U.S. investors without any restriction. Also, there is no restrictions and limitations on the abilities of non-PRC subsidiary to distribute earnings from their businesses, including from subsidiary to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

For the years ended March 31, 2025 and 2024, we did not declare or pay any dividends. From April 1, 2025 up to the date of this prospectus, one of our Operating Subsidiaries, Kamui Logistics, has declared an interim dividend of HK$9,000,000, which is recognized as distribution, to the then shareholders of Kamui Logistics. See note 16 of the notes to the combined financial statements included elsewhere in this prospectus for a discussion of dividend. As at the date of this prospectus, the interim dividend payables of HK$9,000,000 remain unpaid. No proceeds from this initial public offering will be used, directly or indirectly, to fund the dividend of Kamui Logistics. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments.

See “Dividend Policy”, “Risk Factors — We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”, Summary Combined Financial Data and Combined Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our Class A Ordinary Shares. These risks are discussed more fully in “Risk Factors” set out in page 13 to page 35. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry (beginning on page 13 of this prospectus)

●	Decreased availability or increased costs of key logistics and supply chain inputs, including third-party supplies of equipment and materials could impact our cost of operations and our profitability across business lines.

●	If our customers are able to reduce their third-party logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

●	If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

●	We make estimation of the project price based on our estimated time and costs for our projects and any failure to accurately estimate the time and costs involved and/or delay in completion of any project would lead to cost overruns or even result in losses and adversely affecting our operations and financial results.

●	An affiliated entity wholly-owned by our controlling shareholder accounted for a significant portion of our total revenue, the loss of such customer or a material decline in its trading activities through us would have an adverse effect on our operating results.

●	If we fail to meet the requirements of our contracts or quality standards of our services, we may face litigation, be required to pay damages and additional costs, and experience delay or difficulties in receiving payments, which may adversely affect our business and reputation.

●	Our operations would be affected by adverse weather conditions and are subject to certain construction risks.

●	We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Risks Related to Our Corporate Structure (beginning on page 21 of this prospectus)

●	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●	We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Risks Related to Doing Business in Hong Kong (beginning on page 22 of this prospectus)

●	Due to the long arm provisions under the current PRC laws and regulations, if Chinese government exercises any significant oversight and discretion over the conduct of our business and intervenes in or influences our operations at any time our operations and/or the value of our Ordinary Shares could be affected. The policies, regulations, rules, and the enforcement of laws of the Chinese government may also be changed or amended quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system could be uncertain, which could result in a material change in our operations and/or the value of the Ordinary Shares we are registering for sale.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

●	To the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.

●	The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

●	A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

●	The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our Company.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Risks Related to our Ordinary Shares (beginning on page 28 of this prospectus)

●	There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

●	We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●	Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

●	If we fail to meet applicable listing requirements, including those under Nasdaq’s recently proposed rule changes, we may not be successful in listing on Nasdaq or Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

●	The price and the trading volume of our Class A Ordinary Shares may be volatile which could result in substantial losses for investors purchasing our Shares under this offering.

●	Our pre-initial public offering (“IPO”) shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

●	If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Regulatory Permission

We are currently not required to obtain approval from PRC authorities to list on U.S. exchanges, however, if our subsidiary or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on a U.S. exchange, which would materially affect the interest of the investors. It is uncertain when and whether our Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and when such permission is obtained, whether it will be rescinded. Although our Company is currently not required to obtain permission from any of the PRC federal or local government to list on U.S. exchanges and has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. If we are subsequently advised by any Chinese authorities that permission for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission in a timely manner, if at all. If this risk occurs, our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value or become worthless.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas offering and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (“Overseas Listing Measures”), which became effective on March 31, 2023. The Overseas Listing Measures requires that a PRC domestic enterprise seeking to issue and list its securities overseas (“Overseas Offering and Listing”) shall complete the filing procedures and submit the relevant information to CSRC. The Overseas Offering and Listing includes direct and indirect issuance and listing. The recognition of overseas indirect issuance and listing of PRC domestic enterprises shall follow the principle of substance over form. If the issuer meets both of the following circumstances, it shall be deemed an overseas indirect issuance and listing: (1) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and; and (2) the main parts of the issuer’s business activities are conducted in the Chinese Mainland, or its main places of business are located in the Chinese Mainland, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in the Chinese mainland.

We understand that the Overseas Listing Measures apply to overseas offerings and listings of companies mainly operating in China, which is not the case for us. Legally, Hong Kong, as a special administrative region of China, exercises a high degree of autonomy and enjoys executive, legislative and independent judicial power, including that of final adjudication, authorized by the National People’s Congress of PRC, in accordance with the provisions of the Basic Law of Hong Kong. Considering that (i) our company’s business activities are conducted outside mainland China; (ii) our principal executive office is located in Hong Kong, and (iii) most of our senior managers responsible for business operations and management are permanent residents of Hong Kong or their habitual residence is located in Hong Kong, based on our understanding of the conditions of overseas indirect issuance and listing, we believe that this proposed offering will not be identified as an overseas indirect offering and listing of PRC domestic enterprises and that therefore we will not be required to file with the CSRC.

Regarding Hong Kong, we are not required to obtain any prior approval or material regulatory permissions from authorities in Hong Kong to proceed with this offering. However, there is uncertainty as to whether our Company will be required to obtain permission from or file with the PRC government to list on a U.S. stock exchange in the future and the Chinese authorities may ultimately take a view contrary to or otherwise different from ours. If we are subsequently notified by any Chinese authorities that permission/filing for this offering and/or listing on the Nasdaq Stock Market was required, we may not be able to obtain such permission or complete such filing in a timely manner, if at all. Any failure to obtain such permission or complete such filing in a timely manner may restrict our ability to complete the proposed offering or any future equity capital raising activities and may subject us or relevant persons to certain penalties, which would have a material adverse effect on our business and financial position. However, as the Overseas Listing Measures was recently promulgated, there remain substantial uncertainties as to its interpretation, application and enforcement and how it may impact our ability to complete this offering or to raise or utilize fund.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which becomes effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (1) the data processor provides important data abroad; (2) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (3) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad in aggregate since January 1 of last year provide personal information abroad; and (4) other situations required for security assessment as stipulated by the state cyberspace administration.

We provide our service in Hong Kong. Our subsidiaries in Hong Kong have not collected or stored any data (including certain personal information) from PRC individuals. As a result, the likelihood of us being subject to the review of the CAC is remote.

However, if the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and extend to issuers based in Hong Kong, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless. For more details, see “Risk Factors — Risks Related to Doing Business in Hong Kong — If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

PCAOB Developments

Our Class A Ordinary Shares may be prohibited from trading on a national exchange under the HFCA Act (as amended by the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022) if the PCAOB is unable to inspect our auditors for two consecutive years. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, Enrome LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB can conduct regular inspections to assess our auditor’s compliance with the applicable professional standards.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act, which determinations were vacated on December 15, 2022. As of the date of this prospectus, our auditor, headquartered in Singapore, is not subject to the any of the PCAOB determinations.

On August 26, 2022, the PCAOB signed SOP Agreements with the CRSC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. Should the PRC authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from a stock exchange.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, or Nasdaq, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four (4) days of their occurrence.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Currently, we plan to rely on home country practices with respect to our corporate governance after we complete this offering.

Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are, and will remain, a “controlled company” as defined under the Nasdaq Stock Market Rules. Immediately after the completion of this offering, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock. For so long as we are a controlled company, we are permitted to elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

–	that a majority of its board of directors consist of independent directors;

–	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

–	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. (See “Risk Factors — Risks Related to Our Ordinary Shares — We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.”)

Corporate Information

Our principal executive office is located at Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. Our telephone number is (+852) 2554 5666. Our registered office in the BVI is located at Ritter House, Wickhams Cay II, PO Box, 3170, Road Town, Tortola, British Virgin Islands.

Our agent for service of process in the United States is [*], located at [*]. Our website is located at [www.reitar.io]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

The Offering(1)

Securities being offered:	[2,500,000] Class A Ordinary Shares on a firm commitment basis.

Initial public offering price:	We estimate the initial public offering price will be between $4.00 and $6.00 per Class A Ordinary Share.

Number of Ordinary Shares outstanding before this offering:	[*] Ordinary Shares comprised of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares.

Number of Ordinary Shares outstanding after this offering:
[*] Ordinary Shares comprised of [*] Class A Ordinary Shares and [*] Class B Ordinary Shares (or [*] Class A Ordinary Shares and [*] Class B Ordinary Shares if the underwriters exercise the option to purchase additional [*] Class A Ordinary Shares in full).

Over-allotment options:	We have granted to the underwriters an option, exercisable for 45 days from the closing date of this offering, to purchase up to an aggregate of [*] additional Class A Ordinary Shares at the initial public offering price, less underwriting discounts, solely for the purpose of covering over-allotments.

Voting Rights:	Each Class A Ordinary Share is entitled to one (1) vote at a meeting of the shareholders of the Company or on any resolution of shareholders. Each Class B Ordinary Share is entitled to twenty (20) votes at a meeting of the shareholders of the Company or on any resolution of shareholders.

Conversion Rights:	Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder thereof on a one-for-one basis subject to conversion adjustment.

Use of proceeds:

Based upon an initial public offering price of $[            ] per Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[            ] if the underwriters do not exercise their over-allotment option, and $[            ] if the underwriters exercise their over-allotment option in full,            , after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering as follows:

●   Approximately 30% for [expansion into new geographic market];

●   Approximately 30% for [marketing and promotional expenses];

●   Approximately 20% for [recruitment of personals for the expansion of operations]; and

●   The balance to fund working capital and for other general corporate purposes.

For more information on the use of proceeds, see “Use of Proceeds” on page 39.

Lock-up:	All of our Directors, officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six (6) months from the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We [have applied] to have our Class A Ordinary Shares listed on the Nasdaq Capital Market under the symbol “[*]”.

Risk factors:	Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 13.

(1)	Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representative’s warrants and is based on [*] Ordinary Shares outstanding as of the date of this prospectus.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our Class A Ordinary Shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our Class A Ordinary Shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Decreased availability or increased costs of key logistics and supply chain inputs, including third-party supplies of equipment and materials could impact our cost of operations and our profitability across business lines.

We depend on reliable access to third-party supplies of equipment and materials, including storage and electrical equipment. The supplier base providing warehouse equipment and materials is relatively consolidated, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Conversely, the market for third-party transportation services is fragmented with a large number of service providers, and it can be difficult to find reliable partners whose performance and reliability meet our standards at the scale our operations require. Any significant reduction in availability or increase in cost of any logistics and supply chain inputs could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

If our customers are able to reduce their third-party logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants and other customers to use third-party logistics solution service providers is the high cost and degree of difficulty associated with developing in-house logistics solutions and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain technological solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our business and operating results may be materially and adversely affected.

If we are unable to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain our culture of innovation, our ability to sustain and grow our business may suffer.

The ongoing success of our business depends on our ability to continue to introduce innovative logistics solutions and services to meet evolving market trends and satisfy changing customer demands. We must continue to adapt by continuing innovation, improving our services and modifying our strategies, which could cause us to incur substantial costs. We may not be able to continue to innovate or adapt to changing market and customer needs in a timely and cost-effective manner, if at all. This could adversely impact our ability to expand our ecosystem and grow our business. Failure to develop new services to meet evolving market demands through innovation could cause us to lose current and potential customers and harm our operating results and financial condition.

In addition, we may not be able to maintain our culture of innovation, which has been critical to our success and has helped us create value for our shareholders, succeed as a leader in our industry and attract, retain and motivate employees and other ecosystem participants. If we cannot maintain our culture of innovation, our long-term business prospectus could be materially and adversely affected.

We make estimation of the project price based on our estimated time and costs for our projects and any failure to accurately estimate the time and costs involved and/or delay in completion of any project would lead to cost overruns or even result in losses and adversely affecting our operations and financial results.

We determine the price of our quotation based on our estimated cost plus a certain markup margin for our projects. We determine the quotation based on the available information provided to us by potential customers, taking into account, among others, the scope and complexity of the project, site conditions, project time frame, estimated construction materials costs, labor and machinery requirement and capacity, extent of subcontracted work required, our relationship with customers and prevailing market conditions.

Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred by us will match our initial estimate. As our contracts or work orders with customers are generally fixed price contracts or term contracts without any price adjustment clause, once we agree on the quotation with our customer, we may bear any additional costs incurred. Such delays, cost overruns or mismatch of actual time and costs with our estimates may cause our profitability to be lower than what we expected.

In addition, some of the contracts or work orders we entered into contain specific completion schedule requirements and penalty provisions, which means we may have to pay our customers damages if we or our subcontractors do not meet the completion schedules. To the extent that our customers do not grant us time extension, we may be subject to damages due to delay in completing the project or schedule requirements of our contracts, calculated on the basis of a fixed sum per day or according to certain damages calculating mechanism as stipulated under the contract for the period which the work remains incomplete. This may reduce or diminish our expected profit and cash inflow from the relevant projects as we are unable to maintain our costs within our original estimations. Any material inaccurate estimation in the time and costs involved in a project would give rise to delays in completion of work and/or cost overruns, which in turn would materially and adversely affect our financial condition, profitability and liquidity.

If we experience difficulty in collecting our trade receivables, receiving progress payments on time and in full or recovering our contract assets, or if retention money is not fully released to us after expiration of the defect liability period, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenue from our services and are subject to counterparty risks such as our customer’s inability to pay. As of March 31, 2025 and 2024, our trade receivables amounted to HK$13.6 million and HK$0.5 million, respectively. There can be no assurance that we will be able to collect our trade receivables on a timely basis, and our trade receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

We receive progress payment from our customers in some of our projects. Progress payment is generally made upon the submission of a billing that details work performed. A portion of contract value is usually withheld by our customers as retention money. However, there is no assurance that our retention money will be released to us by our customers on a timely manner and in full.

We cannot assure you that the financial position of our customers will remain solvent or that our customers will settle our progress payments or release the retention money on time or that we will be able to recover our contract assets in full or at all in the future. If we are unable to receive our progress payments and retention money or recover our contract assets, our liquidity and financial position may be materially and adversely affected.

An affiliated entity wholly-owned by our controlling shareholder accounted for a significant portion of our total revenue, the loss of such customer or a material decline in its trading activities through us would have an adverse effect on our operating results.

For the years ended March 31, 2025 and 2024, one customer, Kamui Construction & Engineering, accounted for 96.8% and 93.1% of total revenue, respectively. Kamui Construction & Engineering is an affiliated entity which is wholly-owned by our controlling shareholder, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024 and 2025, respectively. Although we strive to provide excellent service and experience to our customers, we cannot guarantee that this customers will continue to use our services at levels commensurate with previous periods, or that it will not terminate the use of our services in the future. Any decrease of services requested by our largest customer would lower our revenue, which would adversely affect our profitability.

Furthermore, as our contracts awarded are on a project-by-project basis, there is a risk that we may not be awarded with new contract by Kamui Construction & Engineering upon the completion of the current projects. According to the agreements entered into between Kamui Construction & Engineering and us, progress payment will be made to us based on the progress of the projects and a certain percentage of the payment will be retained until the expiry of the defect liability period which commences from the substantial completion of the project. If we have breached the safety obligations thereunder, causing Kamui Construction & Engineering to breach its safety obligations under the main contract or by law, Kamui Construction & Engineering shall have the right to terminate the agreements and recover all consequential losses. We do not have any long-term commitment with Kamui Construction & Engineering and Kamui Construction & Engineering has no obligation to engage us any new or subsequent projects to us, if any. In the event that we are unable to secure new contracts with Kamui Construction & Engineering and are also unable to secure suitable projects of a comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected.

We sourced a substantial portion of our materials and equipment from our top five suppliers, which may expose us to risks relating to supplier concentration.

Our suppliers mainly consist of suppliers for materials and equipment such as warehouse machinery and storage racking system, and subcontractors providing construction and technical installation services. Our top five suppliers, based on cost of revenue, accounted for approximately 86.1% and 88.7% of our cost of revenue in the two years ended March 31, 2025 and 2024, respectively. Although we continually seek to diversify our supplier base, we cannot assure you that we will be able to continue doing business with the same suppliers, given that our dependence on a limited number of suppliers exposes us to risks of substantial losses should our suppliers reduces or ceases business collaboration with us. It may not be possible for us to accurately predict the future supply from our suppliers, and it may fail to maintain relationships with our major suppliers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to engage new suppliers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2025. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for each of the two years ended March 31, 2025 and 2024, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods. The areas of inadequacy identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of personnel adequately trained in U.S. GAAP.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of such areas of inadequacy, including (i) hiring more qualified staff to fill up key roles in our operations; and (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. In addition, our shares may not be able to remain listed on the Nasdaq Capital Market if we are unable to meet the requirements of Section 404 such as that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report beginning with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our ordinary shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our ordinary shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our ordinary shares and may make it more difficult for us to raise funds in a debt or equity financing. Additional material weakness or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Any failure or perceived failure to deal with customer complaints or adverse publicity relating to tender-rigging could materially and adversely affect our reputation, business and results of operations.

We believe that our reputation has built up our customers’ confidence, our ability to maintain and continue to promote our brand is critical to retain and expand our base of customers, suppliers and subcontractors. However, our reputation can be adversely affected by negative publicity or news reports, whether accurate or not, regarding tender-rigging, safety, injury or government or industry findings concerning us and our directors. Any such negative publicity could materially harm our business and results of operations and result in damage to our reputation.

Significant number of complaints or claims against us, even if meritless or unsuccessful, could force us to divert management and other resources from other business concerns, which may adversely affect our business and operations. Adverse publicity resulting from such allegations, even if meritless or unsuccessful, could cause customers to lose confidence in us and our reputation. As a result, we may experience significant decline in our revenue and customer traffic from which we may not be able to recover.

If we fail to meet the requirements of our contracts or quality standards of our services, we may face litigation, be required to pay damages and additional costs, and experience delay or difficulties in receiving payments, which may adversely affect our business and reputation.

We are required in some of our projects to complete the project according to a fixed schedule by an agreed date as stated in the relevant contract. If we fail to complete a project in a timely manner resulting in a breach of our contractual obligations, we may be liable to compensate our customers for losses or damages caused by the delay. In some of the projects undertaken by us, a clause for payment of damages for delay of work may be included in the contract made between us and the customer involved. Such a clause usually provides that in case of our delay in the completion of work, a sum of liquidated damages calculated on the basis of a fixed sum of money per day (as stated in the contracts) will have to be paid by us to the customer for the period during which the work remains incomplete due to our default. Any delay in the completion of a project could also lead to additional costs being incurred, including costs to hire additional manpower and to provide temporary storage for construction materials used. These costs, together with the payment of damages, could adversely affect our profitability and financial performance.

Our operations would be affected by adverse weather conditions and are subject to certain construction risks.

The actual time involved in completing a project undertaken by us may be extended due to the occurrence of certain construction risks such as accidents, fire, suspension of water and electricity supplies, shortage of materials and labor, and other unforeseen problems. In particular, our projects are undertaken outdoor and therefore work progress may be interrupted or otherwise affected by adverse weather conditions such as rainstorms, tropical cyclones and continuous rain which may cause difficulties to our Group in completing the projects on schedule. If adverse weather conditions persist or natural disaster occurs, we may be prevented from performing work at our sites, and thereby fail to meet specified time schedule. If our project is delayed and the terms of the contract do not accommodate for such delays or our customers do not grant us with a sufficient time extension for the completion, we may be liable to pay for any liquidated damages to our customers according to the relevant contract terms, which will adversely affect our financial results.

Furthermore, our business is subject to outbreak of severe communicable diseases (such as swine flu, avian flu, Middle East respiratory syndrome, severe acute respiratory syndrome, Ebola virus disease, Zika virus disease and COVID-19), natural disasters or other acts of God which are beyond our control. These incidents may also adversely affect the economy, infrastructure, livelihood and society in Hong Kong. Acts of wars and terrorism may also injure our employees, cause loss of lives, damage our facilities, disrupt our operations and destroy our work performed. If any such incident occurs, our revenue, business operations, financial results and growth potentials would be adversely affected. It is also difficult to predict the potential effect of these incidents and their materiality to our business as well as those of our customers, suppliers, subcontractors and employees.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Our revenue and expenses are primarily denominated in Hong Kong dollars. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that the Hong Kong dollar will remain pegged to the U.S. dollar. If the Hong Kong dollar no longer remains pegged to the U.S. dollar, Hong Kong’s financial markets may be subject to significant volatility, including but not limited to fluctuations in interest rates and exchange rates, and/or inflation. Any significant fluctuations in the exchange rates between the Hong Kong dollar and the U.S. dollar may lead to a significant decline in value of the Hong Kong dollar, which may adversely affect the purchasing power of the Hong Kong dollar and the prices of labor, services and goods in Hong Kong, and result in a material adverse effect on our revenue and financial condition. In addition, to the extent that we are required to convert U.S. dollars we receive from this offering into Hong Kong dollars for our operations, fluctuations in the exchange rate between the Hong Kong dollar against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion.

Our reporting currency is Hong Kong dollar, while certain portion of our procurement of equipment and materials is denominated in RMB. Although fluctuations in exchange rates have not caused any material adverse effect on our results of operations, fluctuations in the exchange rate between Hong Kong dollars and RMB will affect the relative purchasing power in RMB terms of our Hong Kong dollar assets. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our combined statements of operations. The remeasurement has caused the Hong Kong dollar value of our results of operations to vary with exchange rate fluctuations, and the Hong Kong dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to Hong Kong dollars could reduce our profits from operations and the translated value of our net assets when reported in Hong Kong dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in Hong Kong dollars. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of RMB may materially and adversely affect our revenue, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of RMB against U.S. dollars would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of RMB against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Class A ordinary shares.

To date, we have not entered into any hedging transactions in mainland China in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

We operate in a competitive industry, and if we fail to compete effectively, our business could suffer.

We compete with total supply chain solution providers. As our operations encompass a broad range of areas, certain service lines may also face competition from other service providers in Hong Kong, including supply chain management service providers, express delivery and freight service providers, business-to-business platforms for convenience stores, SaaS software service providers and logistics brokers. In addition to established players, we face competition from new market entrants. Increased competition may lead to a loss of market share, increasing difficulty in launching new service offerings, reduction in revenue or increase in loss, any one of which could harm our business, financial condition and results of operations.

Our competitors may have a broader service or network coverage, more advanced technology infrastructure, stronger brand recognition and greater capital resources than we do. In addition, our competitors may reduce their rates to gain business, especially during times of reduced economic growth, and such reductions may limit our ability to maintain or increase our rates, maintain our operating margins or achieve growth in our business. The establishment by our competitors of cooperative relationships or competing networks to increase their ability to address the needs of our customers and other ecosystem participants could also negatively impact us. We may not be able to successfully compete against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Our historical growth rate, revenue and gross profit margin may not be indicative of our future performance.

Our gross profit for the years ended March 31, 2025 and 2024  amounted to HK$15.4 million and HK$5.3 million, respectively; while our gross profit margins were approximately 43.7% and 19.6% respectively. The trend of our historical financial information is a mere analysis of our past performance only and does not have any positive implication or may not necessarily reflect our financial performance in the future which will depend on our capability to secure new business opportunities and to control our costs.

There is no assurance that our operating and financial results in the future will remain at a level comparable to those recorded for the years ended March 31, 2025 and 2024 or will not decline and that we will be able to achieve the performance as we did for the years ended March 31, 2025 and 2024. Investors should not solely rely on our historical financial information as an indication of our future financial or operating performance since our financial condition and prospects would be materially and adversely affected by any future decrease in our profit margin.

Our success depends to a substantial degree upon our senior management and other key personnel, and our business operations would be negatively affected if we fail to attract and retain highly competent senior management.

We depend to a significant degree on the continued service of Mr. Kin Chung CHAN and Mr. Hau Lim CHUNG, our directors, and our other experienced senior management and other key personnel. If our senior management or other key personnel resign, join a competitor or form a competing company, it could negatively impact our business operations and create uncertainty as we search for and integrate a replacement and could have an adverse effect on our financial condition and results of operations.

We have entered into employment and confidentiality agreements with our senior management and other key personnel. However, these employment and confidentiality agreements do not ensure the continued service of these senior management and key personnel, and we may not be able to enforce these agreements. In addition, we do not maintain key man life insurance for any of the senior members of our management team or other key personnel.

Our directors are director and/or executive officers of Reitar Logtech Holdings Limited and own shares in Reitar Logtech Holdings Limited, which could cause conflicts of interests.

Mr. Kin Chung CHAN, chairman of our Board and Director, and Mr. Hau Lim CHUNG, our Director and CEO, hold directorships and executive positions, and owns a substantial amount of shares, in Reitar Logtech Holdings Limited (Nasdaq: RITR). This overlapping relationship could create, or appear to create, conflicts of interest with respect to matters involving both us and Reitar Logtech that could have different implications for Reitar Logtech than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of our directors and officers owning shares in Reitar Logtech or our directors being an executive officer and/or director of Reitar Logtech. Although after we become a stand-alone public company we will have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract customers cost-efficiently and our ability to consistently provide high-quality services and a superior experience. We have incurred and will continue to incur significant expenses related to advertising and other marketing efforts, which may not be effective and may adversely affect our net margins.

In addition, to provide a high-quality customer experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure and customer service operations. Our ability to provide a high-quality customer experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of software suppliers and business partners. Failure to provide our users and customers with high quality services and experience for any reason could substantially harm our reputation and adversely impact our efforts to develop a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since we started to operate in the logistics solution market in 2013, from time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against such claims.

In market downturns, the number of legal claims and the amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our customers may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to projects that we have advised, whether or not there has been any fault on our part.

We have limited ability to protect our brand and our technology platform, and unauthorized parties may infringe upon our rights.

Our success depends in part upon our technology infrastructure, including certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and processes used in providing our technological logistic services. We rely on a combination of trade secrets and other intellectual property protections, confidentiality agreements with our key personnel, customers and other relevant persons and other measures to protect our rights, including our brand and our proprietary technology infrastructure. Nevertheless, it may be possible for third parties to obtain and use our proprietary information without authorization. As a result, litigation may be necessary to protect our proprietary information. Litigation could result in substantial costs and diversion of our management’s attention and resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations.

If we fail to obtain or maintain licenses, permits or approvals applicable to our business, it could materially and adversely affect our business and results of operations.

Currently, we do not require any licenses to operate our business in Hong Kong, but if we enter into new service categories or business lines, adopt new business models, or any of our current services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to amend the licenses or permits we currently have and this may hinder our expansion plans. We will strive to obtain and amend the relevant licenses and permits but we cannot assure you that we will be able to obtain, maintain or amend such licenses and permits in a timely manner, or at all, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we or any of our service providers will be able to comply with any new laws, regulations or policies.

If we are unable to obtain or maintain, or if we experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify any such non-compliance. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

Macroeconomic and other factors that reduce demand for supply chain services, in Hong Kong or globally, could have a material adverse impact on our business.

The global logistics and supply chain industry has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in Hong Kong or globally, reduced overall demand for supply chain services will likely reduce demand for our services and solutions and exert downward pressures on our rates and margins. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies. In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For instance, some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. These customers may not complete their payments as quickly as they have in the past, causing our working capital needs to increase.

In an economic downturn, we may not be able to appropriately adjust our expenses to changing market demands and it may be more difficult to match our staffing levels to our business needs. In addition, we have certain significant fixed expenses and other variable expenses that are fixed for a period of time, which we may not be able to adequately adjust in a period of rapid change in market demand.

Cyber-security incidents, including data security breaches or computer viruses, could harm our business by disrupting our delivery of services, damaging our reputation or exposing us to liability.

We rely heavily on technology to provide high-quality supply chain solutions and logistics services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology infrastructure or external technology that supports the offering of our services and solutions could materially harm our business and reputation.

We also receive, process, store and transmit, often electronically, the data of our customers and others, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our facilities, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers and others. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could (i) subject us to civil and criminal penalties, (ii) have a negative impact on our reputation, or (iii) expose us to liability to our customers, third parties or government authorities. We are not aware of such breaches to date. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and the People’s Republic of China. The U.S. government has imposed, and has continued to propose to impose additional, new, or higher tariffs on certain products imported from the People’s Republic of China to penalize the People’s Republic of China for what it characterizes as unfair trade practices. The People’s Republic of China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in mainland China, including sanctions. As a logistic services provider based in Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Hong Kong, mainland China and elsewhere in the world. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our customers’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

Our business strategy and future plans may not be successful or achieved within the expected time frame or estimated budget.

Our ability to continue to grow our business will depend on our continuing ability to successfully implement our business strategies and future plans. The successful implementation of our business strategies and future plans as described in the “Future plans and use of proceeds” in this prospectus are based on current estimates and assumptions and depend on a number of factors including the availability of funds, market competition and our ability to retain and recruit competent employees. Some of the factors are beyond our control and by nature, are subject to uncertainty, such as the general market conditions in Hong Kong, the change in the Government’s policy or regulatory regime of the industry in Hong Kong.

However, our business strategies and future plans may be hindered by risks including but not limited to those mentioned elsewhere in this section. There is no assurance that our business strategies and future plans will be implemented successfully. Moreover, there is no assurance that our Group will be able to successfully maintain or increase our market share, grow our business or expand our services and customer base successfully after deploying our management and financial resources. Any failure to maintain our current market position or implement our business strategies and future plans would materially and adversely affect our business, financial condition and the results of operations.

Risks Related to Our Corporate Structure

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

We have adopted a dual-class share structure comprising of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote at a meeting of the shareholders of the Company or on any resolution of shareholders and each Class B ordinary share is entitled to twenty votes at general meetings of our shareholders or on any resolution of shareholders. As of the date of this prospectus, our directors, officers and principal shareholders hold or are beneficially interested in aggregate [*]% or more of the voting rights of our Ordinary Shares. After this offering, our directors, officers and principal shareholders will hold or are beneficially interested in aggregate [*]% or more of the voting rights of our Ordinary Shares. We will be a “controlled company” under Nasdaq corporate governance rules. Immediately after the completion of this offering, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We rely on dividends and other distributions on equity paid by our subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

Our Company is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our Operating Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Doing Business in Hong Kong

Our operations are based in Hong Kong. Although we have equity ownership in our Hong Kong subsidiary and currently do not have or intend to have any contractual arrangement to establish a variable interest entity structure with any entity in China, we may still be subject to unique risks due to uncertainty about any future actions of the Chinese government or authorities in Hong Kong in relation to business operations in Hong Kong, or regulatory oversight of overseas listing of companies with operations in Hong Kong.

Although Hong Kong have their own governmental and legal system that is independent of the PRC, it is uncertain whether in the future the Hong Kong government will implement regulations and policies of the Chinese government, or adopt regulations and policies of its own that are substantially the same as those of the Chinese government. Moreover, given that policies, regulations, rules, and the enforcement of laws of the Chinese government may be changed, it is also uncertain in the future whether our operations in Hong Kong will be subject to the oversight of the Chinese authorities. We may be subject to the risks that are specific to doing business in the PRC. Nevertheless, we believe that the effect of the risks below on our Group would not be material

Due to the long arm provisions under the current PRC laws and regulations, if the Chinese government exercises any significant oversight and discretion over the conduct of our business and intervenes in or influences our operations, our operations and/or the value of our Ordinary Shares could be affected. The policies, regulations, rules, and the enforcement of laws of the Chinese government may also be changed or amended quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system could be uncertain, which could result in a material change in our operations and/or the value of the Ordinary Shares we are registering for sale.

Our Company is a holding company and we conduct our operations through our Operating Subsidiaries in Hong Kong. As at the date of this prospectus, we are not materially affected by recent statements by the Chinese Government indicating an extent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and enforcement of laws of the Chinese government to which we are subject may change from time to time. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system could also be uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The Chinese government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may affect our operations and/or the value of our Ordinary Shares. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restricts or otherwise unfavorably impacts the ability or way we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Ordinary Shares, potentially rendering them worthless.

If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On December 24, 2021, the CSRC published the drafts of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies for public comment. On February 17, 2023, the CSRC published the formal Overseas Listing Measures to regulate overseas securities offering and listing activities by domestic companies. For more details, see “Prospectus Summary - Regulatory Permission”.

Furthermore, on December 28, 2021, the CAC, the National Development and Reform Commission, and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the “Revised Review Measures”, which became effective on February 15, 2022 and replaced the existing Measures for Cybersecurity Review. According to the Revised Review Measures, if an “online platform operator” that is in possession of the personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Moreover, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. On July 7, 2022, the CAC released the Measures for the Security Assessment of Cross-Border Data, which becomes effective on September 1, 2022. According to the Measures for the Security Assessment of Cross-Border Data, where a data processor provides data abroad under any of the following circumstances, it shall apply for exit security assessment of data to the national cyberspace administration through the local provincial cyberspace administration: (1) the data processor provides important data abroad; (2) the operators of key information infrastructure and data processors that process the personal information of more than 1 million people provide personal information abroad; (3) data processors who have provided 100,000 personal information or 10,000 sensitive personal information abroad in aggregate since January 1 of last year provide personal information abroad; and (4) other situations required for security assessment as stipulated by the state cyberspace administration. Given the recency of the issuance of the Measures for the Security Assessment of Cross-Border Data, no guidance on the interpretation or implementation of such Measures has been published.

We provide our service in Hong Kong. Our subsidiaries in Hong Kong have not collected or stored any data (including certain personal information) from PRC individuals. As a result, the likelihood of us being subject to the review of the CAC is remote.

In the event that we rely on dividends and other distributions on equity paid by our Hong Kong subsidiary to fund any cash and financing requirements, we may have, any limitation on the ability of our Hong Kong subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.

We may in the future depend on dividends and other distributions on equity paid by our Hong Kong subsidiary or depend on our assets located in Hong Kong for our cash and financing requirements. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in the availability of foreign currency may then restrict the ability of any PRC entities to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. Therefore, to the extent cash or assets in our business is in Hong Kong or in our Hong Kong subsidiary, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or the ability of our subsidiary by the PRC government to transfer cash or assets.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange of the PRC for cross-border transactions. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

Although the audit report included in this prospectus is prepared by auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our Ordinary Shares may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus reducing the time before our Ordinary Shares may be prohibited from trading or delisted.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions on our access to the U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and departments with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Under the HFCA Act (as amended by the Accelerating Holding Foreign Companies Accountable Act, which was enacted on December 29, 2022), our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act, which determinations were vacated on December 15, 2022. As of the date of this prospectus, our auditor, headquartered in Singapore, is not subject to the any of the PCAOB determinations.

On August 26, 2022, the PCAOB signed SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. Should the PRC authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from a stock exchange.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in mainland China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiary in Hong Kong are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

A downturn in the Hong Kong, China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.

We conduct our operation through our Operating Subsidiaries in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally and by continued economic growth in Hong Kong and China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The Hong Kong legal system embodies uncertainties which could limit the legal protections available to our Company.

Hong Kong is a Special Administrative Region of the PRC and enjoys a high degree of autonomy under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function in a high degree of autonomy for its affairs, including currencies, immigration and custom, independent judiciary system and parliamentary system. However, we are not in any position to guarantee the implementation of the “one country, two systems” principle and the level of autonomy as currently in place at the moment. Any changes in the state of political environment in Hong Kong may materially and adversely affect our business and operation. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in China and other markets where the majority of our clients reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect our business.

Tariffs could increase the cost of the goods and products which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We may have also access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients. and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. However, based on recent political development, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China. The Hong Kong’s preferential trade status was removed by the United States government and the United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Risks Related to our Ordinary Shares

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our share price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a)following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On August 26, 2022, the PCAOB signed SOP Agreements with the China Securities Regulatory Commission and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s control. Should the PRC authorities fail to agree to the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from a stock exchange.

On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act was enacted, which reduces the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

If we fail to meet applicable listing requirements, including those under Nasdaq’s recently proposed rule changes, we may not be successful in listing on Nasdaq or Nasdaq may delist our Class A Ordinary Shares from trading after listing, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Recent proposals by Nasdaq to amend its listing standards may impose additional hurdles for companies to list on Nasdaq. These proposed changes include a heightened minimum initial public offering size of US$25 million for companies principally operating in China, including Hong Kong, and increased public float requirements for companies seeking to list on the Nasdaq Capital Market, among other measures aimed at enhancing investor protection and market stability. If implemented, these rules may significantly raise the threshold for initial and continued listing eligibility for issuers like us. If we fail to meet the revised listing requirements, we may be unable to list or maintain our listing on the Nasdaq Capital Market, which could materially and adversely affect the liquidity, visibility, and overall marketability of our Class A Ordinary Shares.

Volatility in our Class A Ordinary Shares price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The price and the trading volume of our Class A Ordinary Shares may be volatile which could result in substantial losses for investors purchasing our Shares under this offering.

The price and trading volume of our Class A Ordinary Shares may be volatile. The market price of our Ordinary Shares may fluctuate significantly and rapidly as a result of the following factors, among others, some of which are beyond our control:

●	fluctuations in stock market price and volume;

●	depth and liquidity of the market for our Class A Ordinary Shares;

●	investors’ perceptions of us and our business;

●	actions by institutional shareholders;

●	changes in accounting standards, policies, guidance, interpretations and principles;

●	additions or departures of our key personnel;

●	regulatory or legal developments, including involvement in litigation; and

●	general global economic, political and stock market conditions.

There were instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Such volatility, including stock run-up, may be unrelated or disproportionate to the actual or expected operating performance and financial condition or prospects of such companies, making it difficult for investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of ordinary shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

Our pre-IPO shareholders, may be able to sell their Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the ordinary shares to be sold pursuant to Rule 144 during the pendency of this offering.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our Class A Ordinary Shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per Ordinary Share. As a result, investors purchasing Class A Ordinary Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution”.

We will be a “controlled company” within the meaning of Nasdaq rules and we will qualify for and may rely on exemptions from certain corporate governance requirements.

We will be a “controlled company” within the meaning of Nasdaq Stock Market Rules. Immediately after the completion of this offering, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

●	that a majority of its board of directors consist of independent directors;

●	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

●	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

If we elect to be treated as a controlled company and use these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of Nasdaq rules regarding corporate governance, which could make our Ordinary Shares less attractive to investors or otherwise harm our stock price.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our business and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of British Virgin Islands. Even if our board of directors decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our share price or trading volume to decline.

If a trading market for our Class A Ordinary Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty in effecting service of legal process, enforcing judgments against us, our directors and management. Investors may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in BVI against us or our management named in the prospectus based on BVI laws.

We are incorporated under the laws of the BVI and all of our Directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Even if you are successful in bringing an action of this kind, the laws of the BVI could render you unable to enforce a judgment against our assets or the assets of our Directors and officers.

There is uncertainty as to whether the courts of the BVI would (i) recognize or enforce judgments of U.S. courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. or (ii) entertain original actions brought in the BVI against us or our Directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

The U.S. and the BVI do not have a treatment providing for reciprocal recognition and enforcement of judgments of courts of the U.S. in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the U.S. based on civil liability, whether or not predicated solely upon the U.S. federal securities laws would not be enforceable in the BVI. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the BVI under the common law doctrine of obligation.

You may have more difficulty protecting your interests and your ability to protect your rights through U.S. courts may be limited.

Our corporate affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the BVI Act and the common law of the BVI. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our Directors under BVI law are governed by the BVI Act and the common law of the BVI. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from the common law of England and the wider Commonwealth, the decisions of whose courts are of persuasive authority, but not binding, on a court in the BVI. The rights of our shareholders and the fiduciary duties of our directors under the BVI law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the BVI. In addition, the BVI companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of a BVI company could, however, bring a derivative action in the BVI courts, and there is a clear statutory right to commence such derivative claims under Section 184C of the BVI Act. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a BVI company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The BVI courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the BVI, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the BVI of judgments obtained in the United States, although the courts of the BVI will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The BVI Act offers some limited protection of minority shareholders. The principal protection under statutory law is that shareholders may apply to the BVI court for an order directing the company or its director(s) to comply with, or restraining the company or a director from engaging in conduct that contravenes, the BVI Act. Under the BVI Act, the minority shareholders have a statutory right to bring a derivative action in the name of and on behalf of the company in circumstances where a company has a cause of action against its directors. This remedy is available at the discretion of the BVI court. A shareholder may also bring an action against the company for breach of duty owed to him as a shareholder. A shareholder who considers that the affairs of the company have been are being or likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the BVI court for an order to remedy the situation.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English common law. Under the general rule pursuant to English common law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the Board of Directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to BVI law and the constituent documents of the company. As such, if those who control the company have persistently disregarded the requirements of company law, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe or are about to infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

Under the laws of the BVI, the rights of minority shareholders are protected by provisions of the BVI Act dealing with shareholder remedies and other remedies available under common law (in tort or contractual remedies). The principal protection under statutory law is that shareholders may bring an action to enforce the constitutional documents of the company (i.e. the memorandum and articles of association) as shareholders are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. A shareholder may also bring an action under statute if he feels that the affairs of the company have been or will be carried out in a manner that is unfairly prejudicial or discriminating or oppressive to him. The BVI Act also provides for certain other protections for minority shareholders, including in respect of investigation of the company and inspection of the company books and records. There are also common law rights for the protection of shareholders that may be invoked, largely dependent on English common law, since the common law of the BVI for business companies is limited.

Certain corporate governance practices in the BVI, where our holding company was incorporated, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. We can rely on home country practice with respect to our corporate governance after we complete this Offering. If we choose to follow the BVI’ practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulties in protecting their interests in the face of actions taken by our management, or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Securities”

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the BVI, may differ significantly from Nasdaq corporate governance listing standards. Currently, we do not plan to rely on some home country practices with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — Passive Foreign Investment Company Consequences”.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	health crisis, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from publicly available information. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Overview of the automated logistics solution market

The global automated logistics solution market, valued at USD 78.2 billion in 2024, is expected to grow from USD 88.9 billion in 2025 to USD 212.81 billion by 2032, with a projected CAGR of 13.28% from 2025 to 2032 (Source: Fortune Business Insights).

Companies across various industries are facing complex supply chain challenges, including fluctuating consumer demand, geopolitical unrest, natural disasters, and evolving customer expectations for a seamless buying experience and swift delivery. To remain competitive, businesses must implement multichannel fulfillment operations, increasingly relying on automated solutions to enhance efficiency, speed, scalability, and reduce operational costs.

Today, logistics companies are adopting technology to enhance their supply chain solutions by utilizing automation to optimize product flow, improve employee efficiency, and increase storage capacity. With advancements in technology, innovations have been adopted to improve supply chain processes.

Artificial Intelligence and Machine Learning

These technologies can enhance warehouse operations by enabling predictive maintenance, optimizing delivery routes, and improving demand forecasting. For example, data-driven strategies can help logistics companies accurately assess demand, assign packages to optimal routes, and monitor risk levels throughout the decision-making process of delivering packages to customers. Additionally, machine learning algorithms can assist companies in forecasting consumer demand based on historical sales data, consumer behavior, and other external trends. As we look to the future, we are actively exploring to adopt and integrate artificial intelligence and machine learning technologies into our services offering. We recognize their potential to revolutionize our operations and enhance the value we provide to our customers.

Key Driver in Adopting Automation Logistics in Hong Kong

Hong Kong, one of the world’s busiest logistics hubs, serves as a vital gateway for goods between Asia and the rest of the world due to its strategic location, advanced infrastructure, and proximity to Mainland China. However, given the high population density, limited land resources, and rising operational costs, traditional logistics solutions are no longer the most efficient option in Hong Kong. Below are the reasons why Hong Kong has an advantage in setting up automated warehouse and logistics solutions.

1.	Insufficient Land Use: With limited land availability, automated storage systems enable operations in multilevel warehouses, maximizing the use of available space. Automated Storage and Retrieval Systems (AS/RS) and Autonomous Mobile Robots (AMRs) allow goods to be stored in compact spaces, making it feasible to locate warehouses in urban areas or near ports and airports.

2.	Labor Cost Increases and Labor Shortages: Adopting automated logistics solutions allows companies to reduce reliance on manual labor for tasks such as picking, packing, and sorting, minimizing the need for workers to perform repetitive tasks.

3.	Efficiency and Flexibility: The growth of e-commerce in recent years, particularly during the pandemic, has led to increased demand for faster delivery times. Automation in logistics and warehousing can meet this high demand by handling larger volumes with fewer errors and less manual intervention. Additionally, automated systems enable warehouses to operate 24/7, further enhancing efficiency.

Potential Challenges in Adopting Automated Logistics Solutions

Companies may face difficulties in adopting AI in their logistics solutions. The transition often involves high initial costs, as it may require significant investments in hardware, software, and infrastructure. Employees may fear job displacement and may lack the necessary technical skills for AI integration. Additionally, data security issues arise; with extensive data usage, cybersecurity becomes a potential threat to adopting AI in companies’ logistics processes.

Conclusion

Despite the challenges in adopting automated logistics solutions, the future of warehouse automation in Hong Kong is optimistic. Advanced technologies are enhancing warehouse operations, and the benefits of adopting automated solutions outweigh the challenges faced by logistics companies during the transition. Additionally, the Hong Kong government has initiated the HK Smart City Blueprint 2.0, which encourages companies to embrace smart logistics solutions. With this support, we believe our clients will experience positive growth in automated logistics solutions.

USE OF PROCEEDS

Based upon an initial public offering price of $[*] per Class A Ordinary Share, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by $            , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares we are offering would increase (decrease) the net proceeds to us from this offering by $            , assuming the assumed initial public offering price remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders. We plan to use the net proceeds of this offering as follows:

●	Approximately 30% for [expansion into new geographic market];

●	Approximately 30% for [marketing and promotional expenses];

●	Approximately 20% for [recruitment of personals for the expansion of operations];

●	The balance to fund working capital and other general corporate purposes

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe herein.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the years ended March 31, 2025 and 2024, we did not declare or pay any dividends. From April 1, 2025 up to the date of this prospectus, one of our Operating Subsidiaries, Kamui Logistics, has declared an interim dividend of HK$9,000,000, which is recognized as distribution, to the then shareholders of Kamui Logistics in April 2025. See note 16 of the notes to the combined financial statements included elsewhere in this prospectus for a discussion of dividend. As at the date of this prospectus, the interim dividend payables of HK$9,000,000 remain unpaid. No proceeds from this initial public offering will be used, directly or indirectly, to fund the dividend of Kamui Logistics. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiary by way of dividend payments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable BVI laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiary to us, and such other factors as our board of directors may deem relevant.

Under BVI law and our memorandum and articles of association, our board of directors may authorize distribution (which includes a dividend) to shareholders at such time and of such an amount as they determine if they are satisfied on reasonable grounds that immediately following the distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiary for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization and indebtedness as of [*], 2025 on:

●	an actual basis, giving effect to the increase of the authorized number of shares such that the Company became authorised to issue a maximum of (i) [*] Class A ordinary shares of no par value each and (ii) [*] Class B ordinary shares of no par value each, which was approved by way of resolution of shareholder passed on [*], 2025;

●	a pro forma to give effect to the acquisition of Jingxing Holdings; and

●	a pro forma as adjusted basis to give effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of $ per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this information together with our audited combined financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Selected Combined Financial Data,” “Exchange Rate Information,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

		As of March 31, 2025
	Actual	Pro Forma(2)	Pro Forma As Adjusted(1)
Debt:
Bank borrowings	944,538	944,538		[*]
Loan from a third party	100,026	100,026		[*]
Amounts due to fellow subsidiaries	1,294,124	1,294,124		[*]
Amounts due to a director	-	132,054
Amount due to a related party	130,509	130,509		[*]
Amount due to a shareholder	1,286	1,286		[*]
Total debt	2,470,483	2,602,537		[*]
Class A Ordinary shares, no par value per share: 45,000 shares authorized; Nil shares issued and outstanding; [*] shares issued and outstanding pro forma	$—	—	$	[*]
Class B Ordinary shares, no par value per share: 5,000 shares authorized; 3,000 shares issued and outstanding; [*] shares issued and outstanding pro forma		—
Additional paid-in capital	—	—		[*]
Retained earnings	1,061,411	2,014,604		[*]
Total equity	1,061,411	29,734,401		[*]
Total capitalization	$3,531,894	32,336,938	$	[*]

(1)	Reflects the sale of Ordinary Shares in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts ([*]%) and estimated offering expenses payable by us ($ ). We estimate that such net proceeds will be approximately $ . For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering”.
(2)	The unaudited pro forma condensed combined financial statement as of March 31, 2025 is set out on page [50].

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per ordinary share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma as adjusted amount of total capitalization by $            , assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million in the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total capitalization by $            , assuming no change in the assumed initial public offering price per ordinary share as set forth on the cover page of this prospectus.

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and the net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share. As of March 31, 2025, we had a historical net tangible book value of $          , or $           per ordinary share. Our net tangible book value per share represents total tangible assets less total liabilities, all divided by the number of Ordinary Shares outstanding as of March 31, 2025.

After giving effect to the sale of Class A Ordinary Shares in this offering at the assumed initial public offering price of $            per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have [*] Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at March 31, 2025 would have been $            , or $             per Ordinary Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per Ordinary Share to existing investors and immediate dilution of $             per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Class A Ordinary Shares in this offering:

	Post-Offering(1)	Full Exercise of Over-allotment Option(2)
Assumed initial public offering price per Class A Ordinary Share	$	$
Net tangible book value per Ordinary Share as of March 31, 2025	$	$
Increase in pro forma as adjusted net tangible book value per Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this offering	$	$
Pro forma as adjusted net tangible book value per Ordinary Share after this offering	$	$
Dilution per Ordinary Share to new investors in this offering	$	$

(1)	Assumes gross proceeds from the offering of [2,500,000] Class AOrdinary Shares, and assumes that the underwriters’ over-allotment option has not been exercised.
(2)	Assumes gross proceeds from the offering of [2,875,000] Class A Ordinary Shares, and assumes that the underwriters’ over-allotment option has been exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2025 after this offering by approximately $             per ordinary share, and would increase (decrease) dilution to new investors by $             per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase (decrease) of 1.0 million Ordinary Shares in the number of Ordinary Shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2025 after this offering by approximately $             per Ordinary Share, and would increase (decrease) dilution to new investors by approximately $             per Ordinary Share, assuming the assumed initial public offering price per Ordinary Share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after this offering would be $            , the increase in net tangible book value per Ordinary Share to existing shareholders would be $            , and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $            .

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

EXCHANGE RATE INFORMATION

The functional currency of our entities located in Hong Kong is HKD. Our combined financial statements are presented in HKD. We use HKD as reporting currency in our combined financial statements and in this prospectus. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Gains or losses resulting from foreign currency transactions are included in the accompanying combined statement of income and other comprehensive income.

Translations of balances in the combined balance sheets, combined statements of income and combined statements of cash flows from HKD into USD as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of HKD 7.7780 to USD 1. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Our Group’s history began in 2013 with the incorporation of Kamui Logistics (formerly known as JingZhang Engineering (HK) Company Limited), one of our Operating Subsidiaries focused on supplying logistics equipment to logistics service providers. In 2017, Kamui Logistics expanded into providing automated logistics solutions for customers in Hong Kong.

In November 2022, Reitar Logtech Holdings Limited (“Reitar Logtech”) acquired, among others, 100% indirect equity interest of Kamui Logistics. Reitar Logtech was listed on the Nasdaq Capital Market in 2024, with its class A ordinary shares trading under the symbol “RITR.” After a series of reorganization in 2025 and before the acquisition of Jingxing Holdings in May 2025, Kamui Logistics became a wholly-owned subsidiary of our Company, which itself is indirectly wholly-owned by Reitar Logtech, which indirectly holds 3,000 Class B Ordinary Shares of our Company.

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings, which wholly-owns Jingxing Storage, a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system, from the then existing shareholders of Jingxing Holdings, namely Mr. Wong Kwok Chung, Mr. Chen Dong and KLA Smart Capital Limited, and became one of our Operating Subsidiaries after the acquisition. Jingxing Storage was founded by Mr. Hau Lim Chung, one of our Director, in January 2000. In July 2022, Mr. Hau Lim Chung ceased to be a director of Jingxing Storage and ceased to have any beneficial interest in it in September 2022. The aggregate consideration of the acquisition of Jingxing Holdings by our Company was HK$217 million. The consideration was determined with reference to the appraised value of the 100% equity interest of Jingxing Storage, the sole operating subsidiary of Jingxing Holdings, as at March 31, 2025 by an independent professional valuer using the market approach. As consideration of the acquisition, our Company allotted and issued 7,000 Class A Ordinary Shares to the aforementioned then existing shareholders of Jingxing Storage on May 30, 2025, and the value of the Class A Ordinary Shares was also determined by an independent professional valuer using the market approach. Each Class A Ordinary Share is entitled to one (1) vote at a meeting of the shareholders of the Company and each Class B ordinary share is entitled to twenty (20) votes at general meetings of our shareholders. Following the acquisition, our Company is owned as to 30% by Kamui Development Group Limited, which in turn is owned as to 100% by Reitar Logtech Engineering Limited, which in turn is owned as to 100% by Reitar Logtech. Reitar Logtech, through Kamui Development, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock.

Our Corporate Structure

The following diagram illustrates our corporate structure immediately following the reorganization and prior to the acquisition of Jingxing Holdings:

The following diagram illustrates our corporate structure as of the date of this prospectus.

The entities held by our Group below are direct subsidiaries of our Company and that none are of contractual arrangements with our Group using variable interest entity agreements.

The following diagram illustrates our corporate structure immediately after completion of this offering.

Notes:

1.	Others include seven entities or individuals each holding less than 5% of beneficial interests and less than 1% of voting rights in our Company.

*	The shareholding percentage is calculated by dividing the number of ordinary shares beneficially owned by such person or group immediately upon completion of this offering by the sum of (i) [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

**	The voting power percentage is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class immediately upon completion of this offering. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to twenty (20) votes per share on all matters submitted to them for a vote. Our Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis.

Our Company

Our Company, KLA-iBotics Holdings Limited, was incorporated as a BVI business company under the laws of the BVI on May 20, 2025. Our principal executive office is located at c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. Our registered office in the BVI is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, British Virgin Islands.

We are offering [2,500,000] Class A Ordinary Shares. Immediately prior to the completion of this offering, we will have [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote at a meeting of the shareholders of the Company. Each Class B Ordinary Share is entitled to twenty votes at a meeting of the shareholders of the Company, and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof on one-to-one basis subject to conversion adjustment. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon closing of this offering, our Directors, officers and principal shareholders will hold or be beneficially interested in aggregate, approximately [*]% of beneficial ownership of our Ordinary Shares and [*]% of voting power of our Company.

Upon incorporation, our Company was authorized to issue a maximum of 50,000 shares of no par value each divided into (i) 45,000 Class A Ordinary Shares of no par value each and (ii) 5,000 Class B Ordinary Shares of no par value each.

[On [*],our Company, by way of resolution of shareholders, increased its authorized number of shares and amended its memorandum and articles of association, such that the Company became authorised to issue a maximum of (i) [*] Class A ordinary shares of no par value each and (ii) [*] Class B ordinary shares of no par value each (the “Increase in Authorised Number of Shares”) as part of our Company’s recapitalization prior to the listing. Following the Increase in Authorised Number of Shares, on [*], our Company issued [*] new Class [A/B] Ordinary Shares to [*]. Following such share issuance, there were [*] Class A Ordinary Shares and [*] Class B Ordinary Shares in issue.]

All share and per share amounts used elsewhere in this prospectus and the combined financial statements have been retroactively restated to reflect the Increase in Authorised Number of Share.

Our Subsidiary

Branching from our corporate structure above, our subsidiaries as of the date of this prospectus are set forth in the table below.

Name	Background	Ownership	Principal Activities
Kamui Logistics Automation System Limited	A Hong Kong company incorporated on January 22, 2013	100% owned by our Company	Provision of automated logistics solutions

Jingxing Holdings Limited	A BVI company incorporated on April 29, 2025	100% owned by our Company	Holding of Jingxing Storage

Jingxing Storage Equipment Engineering (H.K) Co. Limited	A Hong Kong company incorporated on January 14, 2000	100% owned by our Company	Provision of design, supply and installation of storage racking system

SELECTED COMBINED FINANCIAL DATA

The following tables summarize our selected combined financial data for the periods and as of the dates indicated. The summary combined statements of income and comprehensive income for the years ended March 31, 2025 and 2024, and the summary combined balance sheets as of March 31, 2024 and 2025 are derived from our combined financial statements, which have been prepared in accordance with U.S. GAAP and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), and included elsewhere in this prospectus. The condensed combined financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our condensed combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary combined financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed combined financial statements included elsewhere in this prospectus.

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	27,049,635	35,333,921	4,542,803
Cost of revenue	(21,750,973)	(19,887,564)	(2,556,899)
Gross profit	5,298,662	15,446,357	1,985,904
General and administrative expenses	(3,651,930)	(2,454,485)	(315,568)
Finance costs	(137,674)	(272,612)	(35,049)
Income from operation	1,509,058	12,719,260	1,635,287
Other income	2,614,415	—	—
Income before income tax expenses	4,123,473	12,719,260	1,635,287
Income tax expenses	—	(1,420,814)	(182,671)
Net income	4,123,473	11,298,446	1,452,616

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
CURRENT ASSETS	9,917,908	26,106,725	3,356,483
TOTAL ASSETS	10,333,365	29,924,286	3,847,298
CURRENT LIABILITIES	13,376,152	21,668,627	2,785,887
TOTAL LIABILITIES	13,376,152	21,668,627	2,785,887
TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(3,042,787)	8,255,659	1,061,411

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on [*], 2025.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined statement of financial position as of March 31, 2025 combines the historical combined balance sheets of KLA-iBotics Holdings Limited, or the Company, and Jingxing Holdings Limited on a pro forma basis as if the business combination (“Business Combination”) had been consummated as of March 31, 2025.

The unaudited pro forma condensed combined statement of operations for the year ended March 31, 2025, combines the historical combined statement of operations of the Company and Reitar Capital Partners Limited for such periods on a pro forma basis as if the Business Combination had been completed on April 1, 2024.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Further, the unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent the management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and is subject to differ materially from the information presented as additional information becomes available and analyses are performed. The management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to the management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this prospectus:

—	the accompanying notes to the unaudited pro forma condensed combined financial information;

—	the historical audited combined financial statements of KLA-iBotics Holdings Limited as of and for the year ended March 31, 2025;

—	the historical audited combined financial statements of Jingxing Holdings Limited as of and for the year ended March 31, 2025;

—	other information relating to the Company and Jingxing Holdings Limited included in this prospectus; and

—	the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

Description of the Business Combination

As one of the first movers into the logistics technology solution and storage equipment industry in Hong Kong, the Company has been operating in the logistics solution market for over 20 years. With the growth of the business and in order to facilitate international capital raising, the Company underwent a spinoff in 2025.

In May 2025, the Company acquired 100% equity interest of Jingxing Holdings Limited and its subsidiary (“Jingxing Group”) from Mr. Wong Kwok Chung, Mr. Chen Dong and KLA Smart Capital Limited after such spinoff, and Jingxing Group became one of the Operating Subsidiaries after the acquisition.

On May 30, 2025, the Company acquired 100% equity interest in Jingxing Holdings Limited, a limited liability company incorporated in the BVI, which owns 100% of Jingxing Storage Equipment Engineering (H.K.) Company Limited, whose primary business is engaging in the design, supply and installation of storage racking system in Hong Kong.

This unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and combines the historical combined statement of operations of KLA-iBotics Holdings Limited and Jingxing Holdings Limited for the year ended on March 31, 2025, on a pro forma basis as if the Business Combination had been completed on April 1, 2024.

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for only illustrative understanding of the Group giving effect to the consummation of Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical audited combined financial statements of KLA-iBotics Holdings Limited as of and for the year ended March 31, 2025, the historical audited combined financial statements of Jingxing Holdings Limited as of and for the year ended March 31, 2025, other information relating to KLA-iBotics Holdings Limited and Jingxing Holdings Limited included in this prospectus; and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

KLA-IBOTICS HOLDINGS LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2025

	As of March 31,
	2025	2025	2025		2025	2025
	KLA-iBotics Holdings Limited (Historical)	Jingxing Holdings Limited (Historical)	Pro forma Adjustments		Combined Pro forma	Combined Pro forma
	HK$	HK$	HK$		HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,676	1,890,194	—		1,925,870	247,605
Accounts receivable, net	13,632,127	14,705,169	—		28,337,296	3,643,263
Contract assets – related parties, net	6,024,170	—	—		6,024,170	774,514
Contract assets, net	—	7,226,406	—		7,226,406	929,083
Deposits paid and other receivables	—	1,908,000	—		1,908,000	245,307
Amount due from a fellow subsidiary	6,414,752	—	—		6,414,752	824,730
Total current assets	26,106,725	25,729,769	—		51,836,494	6,664,502

NON-CURRENT ASSETS
Property and equipment, net	3,817,561	741,195	—		4,558,756	586,109
Right-of-use assets, net	—	484,924	—		484,924	62,346
Customer relationships	—	—	23,747,163	(A),(E)	23,747,163	3,053,119
GoodwillNote1	—	—	189,091,834	(A)	189,091,834	24,311,113
Total non-current assets	3,817,561	1,226,119	212,838,997		217,882,677	28,012,687
Total assets	29,924,286	26,955,888	212,838,997		269,719,171	34,677,189

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	7,346,619	—	—		7,346,619	944,538
Loan from a third party	778,000	—	—		778,000	100,026
Accounts payable	946,800	11,588,692	—		12,535,492	1,611,660
Accruals and other payables	69,968	1,140,726	—		1,210,694	155,656
Contract liabilities	—	13,000	—		13,000	1,671
Operating lease liabilities	—	344,415	—		344,415	44,281
Tax payables	1,436,445	2,510,091	—		3,946,536	507,397
Amount due to a director	—	1,027,114	—		1,027,114	132,054
Amounts due to fellow subsidiaries	10,065,695	—	—		10,065,695	1,294,124
Amount due to related parties	1,015,100	—	—		1,015,100	130,509
Amount due to a shareholder	10,000	—			10,000	1,286
Total current liabilities	21,668,627	16,624,038	—		38,292,665	4,923,202

NON-CURRENT LIABILITY
Operating lease liabilities	—	152,342	—		152,342	19,586
Total non-current liability	—	152,342	—		152,342	19,586
Total liabilities	21,668,627	16,776,380	—		38,445,007	4,942,788

COMMITMENTS AND CONTINGENCIES	—	—	—		—	—

SHAREHOLDERS’ EQUITY
Ordinary shares: No par value, 50,000 shares authorized as of March 31, 2025, 10,000 shares issued and outstanding as of March 31, 2025Note1	—	7,000	(7,000)	(B)	—	—
Additional paid-in capitalNote1	—	—	215,604,571	(C)	215,604,571	27,719,797
Retained earnings Note1	8,255,659	10,172,508	(2,758,574)	(D)	15,669,593	2,014,604
Total shareholders’ equity	8,255,659	10,179,508	212,838,997		231,274,164	29,734,401
Total liabilities and shareholders’ equity	29,924,286	26,955,888	212,838,997		269,719,171	34,677,189

KLA-IBOTICS HOLDINGS LIMITED

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED MARCH 31, 2025

	Year ended March 31,
	2025	2025	2025		2025	2025
	KLA-iBotics Holdings Limited (Historical)	Jingxing Holdings Limited (Historical)	Pro forma Adjustments		Combined Pro forma	Combined Pro forma
	HK$	HK$	HK$		HK$	US$
REVENUE
Design and installation of storage system	34,284,037	—	—		34,284,037	4,407,822
Design, supply and installation of storage racking system	—	27,846,959	—		27,846,959	3,580,222
Logistics consultancy	657,959	—	—		657,959	84,592
WaaS	391,925	—	—		391,925	50,389
Total revenue	35,333,921	27,846,959	—		63,180,880	8,123,025

COST OF REVENUE
Design and installation of storage system	(19,569,180)	—	—		(19,569,180)	(2,515,966)
Design, supply and installation of storage racking system	—	(16,561,218)	—		(16,561,218)	(2,129,238)
Logistics consultancy	(100,881)	—	—		(100,881)	(12,970)
WaaS	(217,503)	—	—		(217,503)	(27,964)
Total cost of revenue	(19,887,564)	(16,561,218)	—		(36,448,782)	(4,686,138)
Gross profit	15,446,357	11,285,741	—		26,732,098	3,436,887

EXPENSES
General and administrative	(2,454,485)	(4,187,617)	(2,758,574)	(D), (E)	(9,400,676)	(1,208,624)
Interest expense	(272,612)	(33,815)	—		(306,427)	(39,397)
Total expenses	(2,727,097)	(4,221,432)	(2,758,574)		(9,707,103)	(1,248,021)
INCOME FROM OPERATION	12,719,260	7,064,309	(2,758,574)		17,024,995	2,188,866

OTHER INCOME
Interest income	—	664	—		664	85
Other income	—	725,879	—		725,879	93,325
Total other income, net	—	726,543	—		726,543	93,410
INCOME BEFORE INCOME TAX EXPENSES	12,719,260	7,790,852	(2,758,574)		17,751,538	2,282,276
INCOME TAX EXPENSES	(1,420,814)	(1,215,841)	—		(2,636,655)	(338,989)
NET INCOME AND TOTAL COMPREHENSIVE INCOME	11,298,446	6,575,011	(2,758,574)		15,114,883	1,943,287

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Pro forma adjustments

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 are as follows:

(A)	Reflects the allocation of purchase price to goodwill and customer relationships.

(B)	Reflects the elimination of the ordinary share issued of Jingxing Holdings Limited and the issuance of 7,000 ordinary share of the Company at par value.

(C)	Reflects adjustments to additional paid-in capital to reflect the Business Combination.

(D)	Professional fees related to the Business Combination in the amount of HK$120,000.

(E)	Amortization expenses related to customer relationship in the amount of HK$2,638,574.

Amortization of customer relationships

Customer relationships acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, customer relationship acquired in a business combination with finite useful lives are carried at cost less any subsequent accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives of ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Purchase Price Consideration

The Business Combination was accounted for using the acquisition method of accounting for business combination. The excess purchase consideration over the fair values of assets acquired and liabilities assumed was recorded as goodwill. Under the acquisition method, the acquisition-related transaction costs, such as, advisory, legal, accounting and other professional fees incurred in the Business Combination are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

KLA-iBotics Holdings Limited acquires 100% of ordinary shares of Jingxing Holdings Limited by issuing 7,000 shares to companies the shareholders of Jingxing Holdings Limited. The fair value of purchase price consideration is based on the valuation performed by Colliers International (HK) Limited, an independent professional qualified valuer with recent experiences in the business being valued. Three widely used valuation approaches are the market approach, cost approach, and income approach. The valuer evaluated the merits of each of the three conventional valuation methods as it relates to estimating the fair values of Jingxing Group and determined that the market approach was best suited to estimate fair value of Jingxing as of the measurement date primarily because the reliability of information about anticipated future benefits may be limited in times of abnormal economic condition in Hong Kong. Accordingly, the future outlook and development of the logistics solution market in Hong Kong is still unpredictable with high level of uncertainty as at the date of acquisition. Therefore, the adoption of market approach to estimate the fair value of Jingxing Group, is more prudent, reliable and observable.

Under the acquisition method of accounting, the identifiable tangible assets acquired and liabilities assumed of Jingxing Group are recorded at the estimated acquisition date fair values. For all assets acquired and liabilities assumed other than goodwill, the carrying value was assumed to equal fair value.

The total purchase price consideration in the Business Combination was allocated to net assets acquired based on their estimated fair values as of the acquisition date and the unallocated remaining balance was recorded as goodwill. The following table sets forth the estimated fair values of assets to be acquired and liabilities to be assumed and the goodwill resulting from the Business Combination:

	Note	(HK$)	(US$)
Assets acquired:
Cash and cash equivalents	(a)	5,943,222	851,784
Accounts receivable, net	(a)	6,625,174	961,543
Contract assets, net	(a)	7,478,885	245,307
Deposit paid and other receivables	(a)	1,908,000	764,107
Amount due from a shareholder	(a)	7,000	900
Property and equipment, net	(b)	725,803	93,315
Right-of-use assets	(c)	418,184	53,765
Customer relationship		26,385,737	3,392,355
Goodwill		189,091,834	24,311,113
Liabilities assumed:
Accounts payable	(a)	(8,515,051)	(1,094,761)
Accruals and other payables	(a)	(1,136,000)	(146,053)
Dividend payable	(a)	(7,880,000)	(1,013,114)
Contract liabilities	(a)	(13,000)	(1,671)
Operating lease liabilities	(c)	(344,415)	(44,281)
Tax payables	(a)	(2,577,854)	(331,429)
Amount due to a director	(a)	(1,034,114)	(132,954)
Operating lease liabilities – non current	(c)	(83,405)	(10,723)
Total consideration		217,000,000	27,899,203

Notes:

(a)	The carrying amounts reported are approximate their respective fair values because of the short-term nature of these accounts.

(b)	Property and equipment are valued using the cost approach, which is based on current replacement and/or reproduction cost of the asset as new, less depreciation attributable to physical, functional, and economic factors. It was determined that the fair value of property and equipment closely approximated their carrying value and no pro forma adjustment was deemed necessary or reflected in the purchase price allocation table.

(c)	The carrying amounts of right-of-use assets and operating lease liabilities are approximate to their respective fair values because it is discounted using an appropriate interest rate.

Note 2 — Earnings per share

	Year ended March 31, 2025
Pro forma net income	HK$	17,753,457
Pro forma weighted average shares outstanding, basic and diluted	HK$	10,000
Pro forma net income per share, basic and diluted	HK$	1,775.35

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined financial statements, related notes and unaudited condensed combined financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Combined Financial and Operating Data” section, combined financial statements, unaudited pro forma condensed combined financial information and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We provide comprehensive logistics solutions to logistics service providers or business operators in Hong Kong. With a focus on leveraging advanced technology and tailored services, we empower our clients to optimize their supply chains and improve operational performance. Our business primarily consists of three segments: (i) design and installation of storage system, (ii) logistics consultancy, and (iii) warehouse as a service (“WaaS”).

For design and installation of storage system, we provide end-to-end automated logistics solutions, encompassing single or multi-system deployments. We manage the full integration process, with our services including procuring necessary hardware and software, installing systems in warehouses and logistic centres tailored to customers specific requirements, and providing ongoing maintenance to ensure optimal performance and reliability post-deployment.

For logistics consultancy, we provide expert consultancy to help our customers implement or upgrade automated logistics solutions in their warehouses and logistic centres. We design tailored automation systems and assist in sourcing trusted suppliers and managing tendering processes

For WaaS, we offer a flexible, pay-per-use warehousing solution allowing our customers to access warehousing facilities and equipment on-demand, with customized payment structures based on the specific operations involved, such as storage, picking, sorting, labeling.

Through these integrated service offerings, we are committed to delivering cutting-edge, technology-driven logistics solutions that enhance efficiency, reduce operational costs, and meet the evolving needs of different businesses. For the years ended March 31, 2024 and 2025, our revenue was HK$27.0 million and HK$35.3 million (US$4.5 million), and our net profit was HK$4.1 million and HK$11.3 million (US$1.5 million), respectively.

Major Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Decreased availability or increased costs of key logistics and supply chain inputs, including third-party supplies of equipment and materials could impact our cost of operations and our profitability across business lines.

We depend on reliable access to third-party supplies of equipment and materials, including storage and electrical equipment. The supplier base providing warehouse equipment and materials is relatively consolidated, which has resulted in a limited number of suppliers for certain types of equipment and supplies. Conversely, the market for third-party transportation services is fragmented with a large number of service providers, and it can be difficult to find reliable partners whose performance and reliability meet our standards at the scale our operations require. Any significant reduction in availability or increase in cost of any logistics and supply chain inputs could adversely affect our operations and increase our costs, which could adversely affect our operating results and cash flows.

Macroeconomic and other factors that reduce demand for supply chain services, in Hong Kong or globally, could have a material adverse impact on our business.

The global logistics and supply chain industry has historically experienced cyclical fluctuations in financial performance due to economic recessions, reductions in per capita disposable income and levels of consumer spending, downturns in the business cycles of customers, interest rate fluctuations and economic factors beyond our control. During economic downturns, whether in Hong Kong or globally, reduced overall demand for supply chain services will likely reduce demand for our services and solutions and exert downward pressures on our rates and margins. In periods of strong economic growth, demand for limited transportation resources can also result in increased network congestion and operating inefficiencies. In addition, any deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and future prospects. For instance, some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. These customers may not complete their payments as quickly as they have in the past, causing our working capital needs to increase.

In an economic downturn, we may not be able to appropriately adjust our expenses to changing market demands and it may be more difficult to match our staffing levels to our business needs. In addition, we have certain significant fixed expenses and other variable expenses that are fixed for a period of time, which we may not be able to adequately adjust in a period of rapid change in market demand.

We make estimation of the project price based on our estimated time and costs for our projects and any failure to accurately estimate the time and costs involved and/or delay in completion of any project would lead to cost overruns or even result in losses and adversely affecting our operations and financial results.

We determine the price of our quotation based on our estimated cost plus a certain markup margin for our projects. We determine the quotation based on the available information provided to us by potential customers, taking into account, among others, the scope and complexity of the project, site conditions, project time frame, estimated construction materials costs, labor and machinery requirement and capacity, extent of subcontracted work required, our relationship with customers and prevailing market conditions.

Significant changes in any of these or other relevant factors may lead to delay in completion or costs overrun by us, and there is no assurance that the actual time and costs incurred by us will match our initial estimate. As our contracts or work orders with customers are generally fixed price contracts or term contracts without any price adjustment clause, once we agree on the quotation with our customer, we may bear any additional costs incurred. Such delays, cost overruns or mismatch of actual time and costs with our estimates may cause our profitability to be lower than what we expected.

In addition, some of the contracts or work orders we entered into contain specific completion schedule requirements and penalty provisions, which means we may have to pay our customers damages if we or our subcontractors do not meet the completion schedules. To the extent that our customers do not grant us time extension, we may be subject to damages due to delay in completing the project or schedule requirements of our contracts, calculated on the basis of a fixed sum per day or according to certain damages calculating mechanism as stipulated under the contract for the period which the work remains incomplete. This may reduce or diminish our expected profit and cash inflow from the relevant projects as we are unable to maintain our costs within our original estimations. Any material inaccurate estimation in the time and costs involved in a project would give rise to delays in completion of work and/or cost overruns, which in turn would materially and adversely affect our financial condition, profitability and liquidity.

Recent Developments

On May 30, 2025, the Company entered into a sale and purchase agreement with the then existing shareholders of Jingxing Holdings Limited, pursuant to which the Company agreed to purchase all shares of Jingxing Holdings Limited for a total consideration of HK$217,000,000 million. The sale and purchase transaction was completed on May 30, 2025. Jingxing Holdings Limited is an investment holding company, holding 100% equity interest in Jingxing Storage, which provide design, supply and installation storage racking system which could be used in both manual & automated operation environments.

For details, see “Corporate History and Structure” in this prospectus.

Key Components of Results of Operations of KLA-iBotics Holdings Limited

Results of Operations

The following table sets forth a summary of our combined results of operations for the periods indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	27,049,635	35,333,921	4,542,803
Cost of revenue	(21,750,973)	(19,887,564)	(2,556,899)
Gross profit	5,298,662	15,446,357	1,985,904
General and administrative expenses	(3,651,930)	(2,454,485)	(315,568)
Finance costs	(137,674)	(272,612)	(35,049)
Income from operation	1,509,058	12,719,260	1,635,287
Other income	2,614,415	—	—
Income before income tax expenses	4,123,473	12,719,260	1,635,287
Income tax expenses	—	(1,420,814)	(182,671)
Net income	4,123,473	11,298,446	1,452,616

Revenue

We derive our revenue primarily from provision of construction management and engineering design services. For the years ended March 31, 2024 and 2025, we generated total revenue of HK$27.0 million and HK$35.3 million (US$4.5 million), respectively.

The following table sets forth the breakdown of our revenue for the periods indicated:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Design and installation of storage system	25,170,937	93.1%	34,284,037	4,407,822	97.0%
Logistics consultancy	1,878,698	6.9%	657,959	84,592	1.9%
WaaS	—	—	391,925	50,389	1.1%
Total	27,049,635	100.0%	35,333,921	4,542,803	100.0%

During the years ended March 31, 2024 and 2025, our business mainly comprise three service lines, (i) design and installation of storage system, (ii) logistics consultancy, and (iii) WaaS. Our design and installation of storage system includes end-to-end automated logistics solutions, encompassing single or multi-system deployments. We manage the full integration process, with our services including procuring necessary hardware and software, installing systems in warehouses and logistic centres tailored to customers specific requirements, and providing ongoing maintenance to ensure optimal performance and reliability post-deployment. For the years ended March 31, 2024 and 2025, our revenue increased by 30.6% from HK$27.0 million for the year ended March 31, 2024 to HK$35.3 million (US$4.5 million) for the year ended March 31, 2025, which was primarily due to the increase in revenue derived from design and installation of storage system line from HK$25.2 million for the year ended March 31, 2024 to HK$34.3 million (US$4.4 million) for the year ended March 31, 2025 mainly due to the completion of a Wing Sing project in Hong Kong with our largest customer during the year.

Our logistics consultancy primarily provided customers an tailored automated logistics solution for their warehouses and logistics centres.

Our WaaS primarily grants customers the exclusive right to use the Company’s warehousing facilities and equipment.

Cost of revenue

Our cost of revenue was HK$21.8 million and HK$19.9 million (US$2.6 million), respectively, for the years ended March 31, 2024 and 2025. The trend of cost of revenue of each of the service lines was in line with the trend of the revenue of respective service line during the period.

The following table presents our cost of revenue by service lines for the periods indicated:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Subcontracting fee	20,850,125	95.8%	17,086,834	2,196,815	85.9%
Staff cost	885,976	4.1%	2,550,987	327,975	12.8%
Others	14,872	0.1%	249,743	32,109	1.3%
Total	21,750,973	100.0%	19,887,564	2,556,899	100.0%

Our cost of revenue primarily consisted of subcontracting fee, staff cost and other costs such as staff cost, insurance expenses and material costs. Cost of revenue related to design and installation of storage system accounted for 95.9% and 98.4% of total cost of revenue for the years ended March 31, 2024 and 2025, respectively. Our cost of revenue decreased by 8.6% from HK$21.8 million for the year ended March 31, 2024 to HK$19.9 million (US$2.6 million) for the year ended March 31, 2025, primarily due to the decrease in subcontracting fee from HK$20.9 million for the year ended March 31, 2024 to HK$17.1 million (US$2.2 million) for the year ended March 31, 2025 due to decrease in number of construction contract from 14 to 8 during the year.

Gross profit and gross profit margin

For the years ended March 31, 2024 and 2025, our gross profit was HK$5.3 million and HK$15.4 million (US$2.0 million), respectively. Our overall gross profit margin was 19.6% and 43.7%, respectively, for the same periods. Our overall gross profit and gross profit margin for each period are the combined effects of the respective gross profit and gross profit margin of our individual projects recognized during the respective period, which are dependent on various factors, including but not limited to (i) the nature of the projects; (ii) our pricing strategy at the time we tendered for the individual projects; and (iii) the progress of individual projects.

The following table presents our gross profit and gross profit margin by service lines for the periods indicated:

	2024				2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%	HK$	HK$	HK$	%
Design and installation of storage system	25,170,937	20,864,082	4,306,855	17.1%	34,284,037	19,569,180	14,714,857	42.9%
Logistics consultancy	1,878,698	886,891	991,807	52.8%	657,959	100,881	557,078	84.7%
WaaS	—	—	—	—	391,925	217,503	174,422	44.5%
Total	27,049,635	21,750,973	5,298,662	19.6%	35,333,921	19,887,564	15,446,357	43.7%

As a result of the foregoing, we recorded an increase by 191.5% in gross profit from HK$5.3 million for the year ended March 31, 2024 to HK$15.4 million (US$2.0 million) for the year ended March 31, 2025, which was primarily due to the increase in gross profit derived from construction management and engineering design services resulting from the completion of Wing Sing projects in Hong Kong with our largest customer during the year, which occupy HK$15.2 million, or 98.4% of total gross profit for the year ended March 31, 2025. The project bears a higher gross profit margin of 46.9% due to better pricing negotiations with the customer and comparatively lower subcontracting costs resulting from economies of scale in large project.

General and administrative expenses

For the years ended March 31, 2024 and 2025, our general and administrative expenses were HK$3.7 million and HK$2.5 million (US$0.3 million), respectively. Our general and administrative expenses included staff cost, management fee, depreciation, entertainment expenses, consultancy fee, provision for credit loss and others. The decrease was mainly attributable to approximately HK$1.0 million decrease in management fee as we terminated one of management service during the year and approximately HK$0.4 million decrease in staff cost as decrease in director remuneration in year 2025, which is net off by approximately HK$0.2 million increase in consultancy fee during the year. The following table sets forth components of our general and administrative expenses for the periods indicated:

	Years ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Staff cost	1,386,977	38.0%	967,197	124,350	39.5%
Management fee	1,391,047	38.1%	412,528	53,038	16.8%
Depreciation	224,973	6.2%	262,660	33,770	10.7%
Entertainment expenses	58,252	1.6%	203,661	26,184	8.3%
Consultancy fee	—	—%	200,000	25,714	8.1%
Provision for credit loss	365,712	10.0%	152,400	19,594	6.2%
Others(1)	224,969	6.1%	256,039	32,918	10.4%
Total	3,651,930	100%	2,454,485	315,568	100%

Note: (1)	Others primarily consisted of motor vehicle expenses, maintenance and repair expenses, insurance, and other miscellaneous expenses for administrative purposes.

Finance costs

Our finance costs primarily comprised deemed interest on short-term bank loans. The expense increased by 98.0% from HK$137,674 for the year ended March 31, 2024 to HK$272,612 (US$35,049) for the year ended March 31, 2025. This increase was mainly attributable to a bank loan granted on August 25, 2023, which only had seven months of interest recognized in the year ended March 31, 2024.

Other income

The following table presents our breakdown of other income for the periods indicated:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Consultant and project coordinate service income	2,614,415	—	—
	2,614,415	—	—

For the years ended March 31, 2024 and 2025, our other income was approximately HK$2.6 million and nil, respectively. We provide outsourcing service on clients for consultant and project coordinate service during year ended March 31, 2024.

Taxation

Hong Kong

For the years ended March 31, 2024 and 2025, we generated all of our taxable income in Hong Kong.

Kamui Logistics Automation System Limited is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our combined financial statements and other disclosures included in this prospectus.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from providing construction management and engineering design services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company currently generates its revenue by the below sources:

(a) Logistics consultancy services

Revenue from logistics consultancy services is recognized in the accounting period in which the services are rendered. Revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. This is determined based on the actual labor hours spent relative to the total expected labor hours.

The customers are only invoiced once at the end of every project. A contract asset is recognized for the cumulative revenue recognized but not yet invoiced.

The Company has no obligations for returns, refund or similar obligations of its consultancy with customers.

For the years ended March 31, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to logistics consultancy services provided.

(b) Design and installation of storage system

The Company provides design and installation services of storage systems for its customers through fixed-price contracts. Revenue is recognized when the control over the storage system has been transferred to the customer. At contract inception, the Company assesses whether the Company transfers control of the storage system over time by determining if (a) its performance does not create an asset with an alternative use to the Company; and (b) the Company has an enforceable right to payment for performance completed to date.

The storage system have no alternative use for the Company due to contractual restrictions, and the Company has enforceable rights to payment arising from the contractual terms. For these contracts, revenue is recognized over time by reference to the Company’s progress towards completing the construction of the storage system. The measure of progress is determined based on the proportion of contract costs incurred to date relative to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

For certain contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the completed storage system is delivered to the customers and the customers have accepted it in accordance with the sales contract.

The period of transfer of the promised goods to the customer may exceed one year. For such contracts, there is no significant financing component present as the payment terms are an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

As at March 31, 2024 and 2025, the aging for accounts receivable are below:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
0-30 days		138,361	17,789
31-90 days		13,184,890	1,695,152
90-180 days	21,236	-	-
180-360 days	17,695	308,876	39,711
Over 360 days	447,617	-	-
Total	486,548	13,632,127	1,752,652

No significant accounts receivable are over 360 days and no extended payment terms were granted to customers.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

The customer is invoiced on a milestone payment schedule. If the value of the goods transferred by the Company exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

For costs incurred in fulfilling the contract which are within the scope of another ASC Topic or ASU, these have been accounted for in accordance with those other ASC Topics or ASU. If these are not within the scope of another ASC Topic or ASU, the Company will capitalize these as contract costs assets in accordance with ASC 340-40 only if (a) these costs relate directly to a contract or an anticipated contract which the Company can specifically identify; (b) these costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognized as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Company recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

The Company has no obligations for returns, refund or similar obligations of its projects with customers.

For the years ended March 31, 2024 and 2025, the Company does not hold any retention sum by customers in relation to design and installation of storage system provided.

(c) Warehouse as a service (WaaS) - Lessor

The Company leases warehouses under operating leases to non-related parties.

Leases where the Company retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognised in profit or loss on a straight-line basis over the lease term.

Initial direct costs incurred by the Company in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognised as an expense in profit or loss over the lease term on the same basis as the lease income.

Contingent rents are recognised as income in profit or loss when earned.

Accounts receivable, net

The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. Accounts receivable are recognized when the entity becomes a party to the contractual provisions of the financial instrument. Initial measurement is at amortized cost and subsequent measurement at amortized cost, less any allowance for credit losses. Accounts receivable is derecognized when the contractual rights to cash flows expire, or is paid in full or settled. Gains/losses on derecognition are recognized in earnings, calculated as the difference between the carrying amount and consideration received.

The Company evaluates its account receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our combined balance sheets as “Contract assets”. Contract assets, represents the Company’s right to consideration for work performed but not yet invoiced.

Provisions for expected credit losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. In establishing the provisions for expected credit losses of contract assets, we mainly referred to our historical collection experience, the current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the provisions for our expected credit losses. Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients before work is performed. The amounts are expected to be earned within twelve months and are classified as current liabilities.

Liquidity and Capital Resources

Historically, our primary source of funds has been cash generated from our business operations and bank loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Upon listing, our source of funds will be satisfied using a combination of internal generated funds, bank loans and net proceeds from the offering.

We believe that our existing cash and cash equivalents, anticipated cash raised from financings, and anticipated cash flow from operations, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the next 12 months from the date of this prospectus. We intend to use portion of the net proceeds from this offering to fund our operations over the next 12 months. See “Use of Proceeds.” However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

On April 15, 2025, Kamui Logistics Automation System Limited, a subsidiary of the Company, proposed an interim dividend of HK$900 per share, totaling to HK$9,000,000, to Kamui Development Group Limited, the then shareholder. The payment of the dividend was a strategic step to rationalize the subsidiary’s accumulated capital and distribute it to the parent company level. The dividend will be funded solely from operating cash inflows derived from recovery of accounts receivable and contract assets of the Kamui Logistics Automation System Limited. as of March 31, 2025. The then shareholder further undertakes that, the payment of the unpaid dividend will be entitled annually, and the amount of payment will not exceed 25% of audited net income of Kamui Logistics Automation System Limited. As such, the payment of dividend in the future will not have adverse effects on the liquidity position to the combined entities in the next 12 months and in the foreseeable future. No proceeds from this initial public offering will be used, directly or indirectly, to fund this dividend.

On April 15, 2025, Jingxing Storage Equipment Engineering (H.K.) Company Limited, the subsidiary of Jingxing Holdings Limited, proposed an interim dividend of HK$9,000 per share, for a total distribution of HK$9,000,000, to Wong Kwok Chung, the then shareholder. The dividend will be funded solely from operating cash inflows derived from recovery of accounts receivable and contract assets of the company and Jingxing Storage Equipment Engineering (H.K.) Company Limited as of March 31, 2025. The then shareholder further undertakes that, the payment of the unpaid dividend will be entitled annually, and the amount of payment will not exceed 25% of audited net income of Jingxing Storage Equipment Engineering (H.K.) Company Limited. As such, the payment of dividend in the future will not have adverse effects on the liquidity position to the combined entities in the next 12 months and in the foreseeable future. No proceeds from this initial public offering will be used, directly or indirectly, to fund this dividend.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected combined cash flow data for the periods indicated:

	Years ended March,
	2024	2025
	HK$	HK$	US$
Net cash used in operating activities	(3,450,837)	(572,234)	(73,571)
Net cash (used in)/generated from investing activities	(4,650,867)	89,687	11,531
Net cash generated from financing activities	7,616,700	507,919	65,302
Net (decrease)/increase in cash and cash equivalents	(485,004)	25,372	3,262

As of March 31, 2025, our total cash and cash equivalents amounted to US$4,587. Based on our current operational plan, we estimate a net cash inflow from operating activities of US$3,230,297 and a net cash outflow from financing activities of US$169,473 over the next 12 months. We believe our existing cash, combined with these projected cash flows, will be sufficient to meet our operating needs and capital expenditure for at least the next 12 months. Based on this current cash position and our projected cash inflows, we estimated that we will have sufficient capital resources to fund our planned operations.

Operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of services, whereas our outflow from operating activities is principally for subcontracting fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

Net cash used in operating activities for the year ended March 31, 2025 was HK$572,234 (US$73,571), primarily (i) an increase in accounts receivable of approximately HK$13.3 million (approximately US$1.7 million) and contract assets of HK$362,000 (US$46,542) due to increase in revenue and (ii) an decrease in contract liabilities due to completion of construction contract; which was partially offset by (i) net income of HK$12.7 million (approximately US$1.6 million), adjusted by (ii) non-cash adjustments of depreciation of HK$480,163 (US$61,733) and provision for credit loss of HK$152,400 (US$19,593), and (iii) increase in accounts payable of approximately HK$0.9 million (US$121,728) due the completion of construction near year ended.

Net cash used in from operating activities for the year ended March 31, 2024 was approximately HK$3.5 million, primarily (i) increase in contract assets of approximately HK$2.5 million due to invoice not billing yet at the end of the year, (ii) increase in accounts payable of approximately HK$1.8 million due to increase subcontracting fee during the year, and (iii) increase in contract liabilities of HK$4.3 million due to increase in revenue; which was partially offset by (i) net income of HK$4.1 million, adjusted by (ii) non-cash adjustments of depreciation of HK$224,973 and provision for credit loss of HK$365,712, and (iii) decrease in accounts receivable of HK$465,351 during the year.

Investing activities

Net cash generated from investing activities was approximately HK$89,687 (US$11,531) for the year ended March 31, 2025, which was primarily attributable repayment from fellow subsidiaries and related parties of approximately HK$6.6 million (approximately US$0.9 million); which was partially offset by (i) purchase of property, plant and equipment of approximately HK$3.8 million (approximately US$0.5 million), and (ii) advance to fellow subsidiaries of approximately HK$2.7 million (approximately US$0.3 million).

Net cash used in investing activities was approximately HK$4.7 million for the year ended March 31, 2024, which was attributable to advance to fellow subsidiaries and related parties of approximately HK$4.6 million.

Financing activities

Net cash generated from financing activities was HK$507,919 (US$65,302) for the year ended March 31, 2025, which was mainly attributable to proceeds from bank borrowings of HK$1.0 million (US$0.1 million); which was partially offset by repayment from loan of approximately HK$0.5 million (US$63,266).

Net cash generated from financing activities was HK$7.6 million for the year ended March 31, 2024, which was mainly attributable to proceeds from bank borrowings of HK$7.6 million.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures, and we were never required to evaluate our internal controls within a specified period. As a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements as of and for the years ended March 31, 2024 and 2025, we identified certain areas of inadequacy in our internal control over financial reporting for the above-mentioned periods.

The areas of inadequacy identified relates to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of personnel adequately trained in U.S. GAAP.

We have taken initiatives to improve our internal control over financial reporting to address the underlying causes of such areas of inadequacy, including (i) hiring more qualified staff to fill up key roles in our operations; and (ii) providing our relevant finance staff with appropriate training regarding requirements of U.S. GAAP.

However, we cannot assure you that we will complete the implementation of these measures in a timely manner. See “Risk Factors — Risks Relating to Our Business and Industry — We have identified certain areas of inadequacy in our internal control over financial reporting as of March 31, 2025. If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely affected.” on page 15.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of the benefits of this extended transition period provided under the JOBS Act for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

Holding Company Structure

KLA-iBotics Holdings Limited is a holding company with no material operations of its own. We conduct our operations primarily through our operating subsidiaries in Hong Kong. As a result, KLA-iBotics Holdings Limited’s ability to pay dividends depends upon dividends paid by our subsidiaries in Hong Kong. If our existing Hong Kong operating subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risks

Concentration of credit risk

Our assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, accounts receivable and contract assets, and other receivables.

We believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,284) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$27,176 (US$3,494) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

We have designed credit policies with an objective to minimize their exposure to credit risk. Our accounts receivable and contract assets are short term in nature and the associated risk is minimal. We conduct credit evaluations on customers and generally do not require collateral or other security from such customers. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

We are also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Accounts receivable and contract assets

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable and contract assets are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other receivables

The Company is also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentrations

For the year ended March 31, 2024, customer A, Kamui Construction & Engineering Group Limited, a wholly-owned subsidiary of Kamui Development Group Limited, our controlling shareholder, accounted for 93.1% of total revenue. For the year ended March 31, 2025, customer A accounted for 96.8% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024 and 2025, respectively.

As of March 31, 2024, customer B accounted for 54.4% and customer C accounted for 41.3% of the total balance of accounts receivable. As of March 31, 2025, customer A accounted for 90.9% of the total balance of accounts receivable. No other customer accounts for more than 10% of accounts receivable as of March 31, 2024 and 2025, respectively.

Contract assets – related party concentrations

As of March 31, 2024, customer A accounted for 100.0% of the total balance of contract assets. As of March 31, 2025, customer A accounted for 100.0% of the total balance of contract assets – related party. No other customer accounts for more than 10% of contract assets as of March 31, 2024 and 2025, respectively.

Subcontractors concentrations

For the year ended March 31, 2024, two subcontractors accounted for 78.9% and 16.8% of total cost of revenue. For the year ended March 31, 2025, one subcontractor accounted for 83.3% of total cost of revenue. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024 and 2025, respectively.

As of March 31, 2024, nil balance of accounts payable. As of March 31, 2025, one subcontractor accounted for 100.0% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank loans and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

Discussion and Analysis of the Results of Operations of Jingxing Holdings Limited

Overview

Jingxing Holdings Limited is an investment holding company, holding 100% equity interest in Jingxing Storage, which is a provider of storage racking system. Jingxing Holdings Limited generated revenue of approximately HK$38.9 million and HK$27.8 million (approximately US$3.6 million) from provision of construction of storage racking system for the year ended March 31, 2025, respectively.

Key Components of Results of Operations of Jingxing Holdings Limited

Results of Operations

The following table sets forth a summary of Jingxing Holdings Limited’s combined results of operations for the periods indicated. This information should be read together with Jingxing Holdings Limited’s combined financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue	38,908,009	27,846,959	3,580,222
Cost of revenue	(24,961,120)	(16,561,218)	(2,129239)
Gross profit	13,946,889	11,285,741	1,450,983
General and administrative	(3,646,359)	(4,187,617)	(538,391)
Finance costs	(87,274)	(33,815)	(4,348)
Income from operation	10,213,256	7,064,309	908,244
Interest income	1,543	664	85
Other income	1,721,303	725,879	93,324
Profit before income tax expenses	11,936,102	7,790,852	1,001,653
Income tax expenses	(1,805,026)	(1,215,841)	(156,318)
Net income	10,131,076	6,575,011	845,335

Revenue

Jingxing Holdings Limited offers design, supply and installation of storage racking system which could be used in both manual & automated operation environments. It mainly derives revenue from provision of construction of storage racking system. For the years ended March 31, 2024 and 2025, we generated total revenue of approximately HK$38.9 million and HK$27.8 million (approximately US$3.6 million), respectively.

For the years ended March 31, 2024 and 2025, revenue decreased by 28.4% from HK$38.9 million for the year ended March 31, 2024 to HK$27.8 million (US$3.6 million) for the year ended March 31, 2025, which was primarily due to the decrease in number of construction contracts in progress during the year.

Cost of revenue

For the year ended March 31, 2025, Jingxing Holdings Limited recorded cost of revenue of approximately HK$16.6 million (approximately US$2.1 million), which primarily consisted of purchase of materials cost of approximately HK$10.7 million (approximately US$1.4 million), subcontracting cost of approximately HK$5.8 million (approximately US$0.7 million), and other costs of approximately HK$0.1 million (approximately US$16,899) during the year.

For the year ended March 31, 2024, Jingxing Holdings Limited recorded cost of revenue of approximately HK$25.0 million, which primarily consisted of purchase of materials cost of approximately HK$13.1 million, subcontracting cost of approximately HK$11.8 million, and other costs of approximately HK$0.1 million during the year.

The following table presents our cost of revenue by service lines for the periods indicated:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Purchase of materials cost	13,105,180	52.5%	10,681,620	1,373,313	64.5%
Subcontracting fee	11,756,177	47.1%	5,748,154	739,027	34.7%
Others	99,763	0.4%	131,444	16,899	0.8%
Total	24,961,120	100.0%	16,561,218	2,129,239	100.0%

Cost of revenue decreased by 33.7% from HK$25.0 million for the year ended March 31, 2024 to HK$16.6 million for the year ended March 31, 2025, which was line with decrease in revenue during the year.

Gross loss and gross loss margin

As a result of the foregoing, Jingxing Holdings Limited’s gross profit and gross profit margin are approximately HK$11.3 million (approximately US$1.5 million) and 40.5%, respectively, for the year ended March 31, 2025.

For the year ended March 31, 2024, Jingxing Holdings Limited’s gross profit and gross profit margin are approximately HK$13.9 million and 35.8%, respectively.

The following table presents our gross profit and gross profit margin by service lines for the periods indicated:

	2024				2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross loss	Gross loss margin
	HK$	HK$	HK$	%	HK$	HK$	HK$	%
Design, supply and installation of storage racking system	38,908,009	24,961,120	13,946,889	35.8%	27,846,959	16,561,218	11,285,741	40.5%

As a result of the foregoing, we recorded a decrease by 19.1% in gross profit from HK$13.9 million for the year ended March 31, 2024 to HK$11.3 million (US$1.5 million) for the year ended March 31, 2025, which was primarily due to the decrease in number of construction contracts during the year. The gross profit margin of construction contract is ranged from 30% to 40% and material changed in both years.

General and administrative expenses

Jingxing Holdings Limited’s general and administrative expenses include staff cost, amortization expenses, provision for credit loss, entertainment and others. For the years ended March 31, 2024 and 2025, Jingxing Holdings Limited’s general and administrative expenses were HK$3.6 million and approximately HK$4.2 million (approximately US$0.5 million), respectively. The following table presents a breakdown of Jingxing Holdings Limited’s general and administrative expenses for the periods indicated:

	Years ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Staff cost	1,995,100	54.8%	1,927,950	247,872	46.0%
Entertainment	453,469	12.4%	554,349	71,270	13.2%
Provision for credit loss	25,487	0.7%	531,783	68,370	12.7%
Amortization expenses	481,837	13.2%	400,440	51,484	9.6%
Others (note)	690,466	18.9%	773,095	99,395	18.5%
Total	3,646,359	100.0%	4,187,617	538,391	100%

Note:	Other expenses primarily consisted of office expenses, utilities expenses, bank charges and other miscellaneous expenses for administrative purposes.

Jingxing Holdings Limited’s total general and administrative expenses increased from approximately HK$3.6 million for the year ended March 31, 2024 to approximately HK$4.2 (approximately US$0.5 million) for the year ended March 31, 2025, primarily due to an increase in provision for credit loss from HK$25,487 to approximately HK$0.5 million (US$68,370).

Finance costs

Our finance costs primarily comprised deemed interest on short-term bank loan and interest on operating leases. The expense decreased by 61.3% from HK$87,274 for the year ended March 31, 2024 to HK$33,815 (US$4,348) for the year ended March 31, 2025. The decrease in bank loan interest was mainly due to repayment of bank borrowing during the year.

Other income

The following table presents our breakdown of other income for the periods indicated:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Exchange gain	1,307,904	439,871	56,553
Management fee income	351,499	252,068	32,407
Others	61,900	33,940	4,364
	1,721,303	725,879	93,324

For the years ended March 31, 2024 and 2025, our other income was approximately HK$1.7 million and approximately HK$0.7 million (US$93,324), respectively. The decrease in exchange gain was mainly due decrease in purchase of materials from PRC supplier during the year.

Taxation

Hong Kong

For the years ended March 31, 2024 and 2025, we generated all of our taxable income in Hong Kong.

Jingxing Storage Equipment Engineering (H.K.) Limited is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Liquidity and Capital Resources

The following table sets forth Jingxing Holdings Limited’s selected combined cash flow data for the periods indicated:

	Years ended March,
	2024	2025
	HK$	HK$	US$
Net cash generated from operating activities	14,390,936	7,606,228	977,918
Net cash used in investing activities	(72,464)	(80,778)	(10,386)
Net cash used in financing activities	(14,924,133)	(9,921,629)	(1,275,603)
Net decrease in cash and cash equivalents	(605,661)	(2,396,179)	(308,071)

Operating Activities

Jingxing Holdings Limited’s operating cash inflow is primarily from Jingxing Holdings Limited’s operating activities principally from the receipt of payments for provision of services, whereas Jingxing Holdings Limited’s outflow from operating activities is principally for fees payable to facility service providers on obtaining the right to use the cold storage space, payment of salaries and employee benefits and general and administrative expenses.

Jingxing Holdings Limited’s net cash generated from operating activities for the year ended March 31, 2025 was approximately HK$7.6 million (approximately US$1.0 million), primarily reflecting net income of approximately HK$7.8 million (approximately US$1.0 million), as adjusted by non-cash transactions (i) depreciation of approximately HK$0.1 million (US$13,142), (ii) amortization expenses of approximately HK$0.4 million (US$51,484), (iii) provision on credit loss of approximately HK$0.5 million (US$68,370), (iv) decrease in contract assets of approximately HK$1.6 million (approximately US$0.2 million) due to invoice billing during the year and (v) increase in accounts payable of approximately HK$6.0 million (approximately US$0.8 million); which was partially offset by (i) increase in accounts receivable of approximately HK$6.0 million (approximately US$0.8 million) due to invoice billing during the year, (ii) increase in deposit paid and other receivables of approximately HK$1.7 million (approximately US$0.2 million), (iii) decrease in lease liabilities of approximately HK$0.4 million (US$51,096) due to rental payment during the year, and (iv) tax payment of approximately HK$0.5 million (US$61,720).

Jingxing Holdings Limited’s net cash generated from operating activities for the year ended March 31, 2024 was HK$14.4 million, primarily reflecting net income of approximately HK$11.9 million, as adjusted by non-cash transactions (i) depreciation of approximately HK$0.1 million, (ii) amortization expenses of approximately HK$0.5 million, (iii) decrease in deposit paid and other receivables of approximately HK$4.8 million, (iv) increase in accounts payable of approximately HK$2.5 million; which was partially offset by (i) increase in accounts receivable of approximately HK$0.3 million and (ii) increase in contract assets of approximately HK$4.7 million due to invoice billing during the year.

Investing Activities

For the year ended March 31, 2025, Jingxing Holdings Limited’s net cash used in investing activities was HK$80,778 (US$10,386), which was attributable to the purchase of property and equipment of HK$81,442 (US$10,471).

For the year ended March 31, 2024, Jingxing Holdings Limited’s net cash used in investing activities was HK$72,464, which was attributable to the purchase of property and equipment of HK$74,007.

Financing Activities

Jingxing Holdings Limited’s net cash used in financing activities was approximately HK$9.9 million (approximately US$1.3 million) for the year ended March 31, 2025, which was attributable to (i) dividend payment of approximately HK$10.0 million (approximately US$1.2 million), and (ii) repayment of bank loan of approximately HK$0.3 million (US$44,911) during the year.

Jingxing Holdings Limited’s net cash used in financing activities was approximately HK$14.9 million for the year ended March 31, 2024, which was attributable to (i) dividend payment of approximately HK$13.2 million, and (ii) repayment of bank loan of approximately HK$1.6 million during the year.

Commitments and Contingencies

Management fee commitment

As of March 31, 2025, the Company had entered into two management fee agreements with landlords for the property management of leased offices in Hong Kong. The Company had contractual commitments and will incur management fee expenses amounting to HK$103,700 (US$13,332), which were not yet recognized as liabilities. These management agreement will expire on August 31, 2026.

The maturity analysis of management service, showing the undiscounted cash flows to be received on an annual basis were as follows:

	March 31,
	2025	2025
	HK$	US$
2026	73,200	9,411
2027	30,500	3,921
Total	103,700	13,332

Off-balance Sheet Commitments and Arrangements

Jingxing Holdings Limited has not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. Jingxing Holdings Limited has not entered into any derivative contracts that are indexed to Jingxing Holdings Limited’s shares and classified as shareholder’s equity or that are not reflected in Jingxing Holdings Limited’s combined financial statements. Furthermore, Jingxing Holdings Limited does not have any retained or contingent interest in assets transferred to an uncombined entity that serves as credit, liquidity or market risk support to such entity. Jingxing Holdings Limited does not have any variable interest in any uncombined entity that provides financing, liquidity, market risk or credit support to Jingxing Holdings Limited or engages in leasing, hedging or product development services with Jingxing Holdings Limited.

Our Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial statement as of March 31, 2025 is set out on page 48. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and combines the historical combined statement of operations of KLA-iBotics Holdings Limited and Jingxing Holdings Limited for the year ended on March 31, 2025, on a pro forma basis as if the Business Combination had been completed on April 1, 2024.

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for only illustrative understanding of the Group giving effect to the consummation of Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information, the historical audited combined financial statements of KLA-iBotics Holdings Limited as of and for the year ended March 31, 2025, the historical audited combined financial statements of Jingxing Holdings Limited as of and for the year ended March 31, 2025, other information relating to KLA-iBotics Holdings Limited and Jingxing Holdings Limited included in this prospectus; and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this prospectus.

BUSINESS

Overview

Our Group is principally engaged in the provision of automated logistic solutions to logistics service providers or business operators in Hong Kong. With a focus on leveraging advanced technology and tailored services, we empower our clients to optimize their supply chains and improve operational performance.

For the two years ended March 31, 2025 and 2024, our business primarily consists of three segments:

1.	Logistics consultancy - We provide expert consultancy to help our customers implement or upgrade automated logistics solutions in their warehouses and logistic centres. We design tailored automation systems and assist in sourcing trusted suppliers and managing tendering processes.

2.

Design and installation of storage system – we provide end-to-end automated logistics solutions, encompassing single or multi-system deployments. We manage the full integration process, with our services including procuring necessary hardware and software, installing systems in warehouses and logistic centres tailored to customers specific requirements, and providing ongoing maintenance to ensure optimal performance and reliability post-deployment.

3.	Warehouse as a service (WaaS) – we offer a flexible, pay-per-use warehousing solution allowing our customers to access warehousing facilities and equipment on-demand, with customized payment structures based on the specific operations involved, such as storage, picking, sorting, labeling.

Through these integrated service offerings, we are committed to delivering cutting-edge, technology-driven logistics solutions that enhance efficiency, reduce operational costs, and meet the evolving needs of different businesses. For the two years ended March 31, 2025 and 2024, we generated revenue of approximately HK$35.3 million and HK$27.0 million, respectively.

In May 2025, our Company acquired 100% equity interest of Jingxing Holdings Limited, which wholly-owns Jingxing Storage, a company incorporated in Hong Kong engaging in the design, supply and installation of storage racking system. Jingxing Storage’s expertise in supplying and installing racking system significantly enhances and complements our existing service offerings, especially our design and installation of storage system service, by enabling in-house equipment supply, reducing costs and expediting project delivery.

Our Competitive Strengths

We believe that the following strengths distinguish us from our competitors:

Our comprehensive end-to-end logistics solutions business model sets us apart from competitors.

Our integrated business model, encompassing logistics consultancy, design and installation of storage system, and WaaS, distinguishes us from competitors by delivering end-to-end logistics solutions that optimize efficiency and reduce costs. Unlike firms focused on singular aspects of logistics, our holistic approach—bolstered by deep industry knowledge and long-term client relationships—enables us to design smart warehouses, provide operational consulting, and offer flexible WaaS contracts tailored to the entire logistics workflow. The acquisition of Jingxing Storage amplifies this strength by adding specialized expertise in storage racking systems, allowing us to enhance warehouse design and functionality with optimized storage solutions. By combining these capabilities, we deliver unparalleled value, ensuring operational excellence and a competitive edge in the dynamic logistics market.

We are strategically positioned to capitalize on the substantial growth opportunities within the logistics solutions sector.

We are exceptionally well-positioned to harness the significant growth potential in the logistics solutions industry through our three core business lines: logistics consultancy, design and installation of storage system, and Warehouse-as-a-Service (WaaS). The rapid rise of e-commerce, coupled with increasing demand for advanced warehousing solutions in Hong Kong creates a robust market opportunity. Our consultancy services provide strategic insights and tailored solutions, while our design and installation of storage system expertise delivers cutting-edge automation for seamless logistics operations. WaaS offers flexible, pay-per-use access to advanced warehouse technology, meeting diverse client needs without significant capital investment. The acquisition of Jingxing Storage, a company focuses on the supply and installation of storage racking systems, enhances our capabilities by integrating high-quality, customized racking solutions, further strengthening our ability to address the market’s supply-demand gap with comprehensive, scalable offerings.

We maintain a strong and well-established customer base.

Our robust and well-established customer base, comprising properties owners, third-party logistics service providers and business operators, solidifies our competitive position in the logistics solutions industry. Long-standing relationships with logistics service providers, who rely on our consultancy and design and installation of storage system services to enhance their offerings for brands and retailers, demonstrate our ability to deliver scalable, technology-driven solutions that meet complex logistics demands. Similarly, our customers also trust our WaaS and maintenance services to optimize their operations without significant capital outlay, benefiting from our tailored automation and racking solutions. Further, through referral from customers and Reitar Logtech and the network built by our management through years of experience in the industry, we are able to further expand our customer base to properties owners of commercial and industrial buildings which require our design and installation of storage system services. These enduring partnerships, built on trust, expertise, and consistent delivery of high-value solutions, provide a stable revenue stream and position us as a preferred partner, enabling us to expand our market presence and adapt to evolving customers needs in Hong Kong’s logistics landscape.

Our Strategies

Our principal business objective is to strengthen our growth and profitability and further expand our market presence. We intend to achieve our goal by adopting the following key strategies:

Expansion into new geographic markets.

To capture growth opportunities in the global logistics solutions market, we plan to strategically expand our operations into key regions, including countries in the Southeast Asia, North America and Europe. Our approach begins with a targeted market entry strategy, leveraging our expertise in logistics consultancy, design and installation of storage system, and Warehouse-as-a-Service (WaaS) to address region-specific demands, such as the booming e-commerce sector in Southeast Asia. We will establish local partnerships with regional logistics service providers to navigate regulatory landscapes and build market presence. Additionally, we will adapt our solutions to meet local standards, incorporating region-specific automation technologies and racking systems. We aim to deliver tailored, scalable solutions that align with the unique logistics challenges and growth trajectories of each target market.

Enlarging our customer base in Hong Kong.

We plan to expand our customer base in Hong Kong and will implement a targeted growth strategy focused on attracting new third-party logistics service providers, business operators, and emerging e-commerce players. We will enhance our market outreach through digital marketing campaigns and strategic partnerships with local trade associations to showcase our comprehensive logistics solutions and racking systems. Tailored pilot programs for WaaS will be offered to small and medium-sized enterprises, allowing them to trial our pay-per-use model with minimal upfront investment, demonstrating cost savings and operational efficiency. Additionally, we will leverage our existing customer relationships to generate referrals, highlighting successful implementations to build trust with prospective customers. By offering flexible contract terms and customized consultancy and design and installation of storage system services, we aim to address diverse customers needs and attract new customers to our services.

Diversification of our supply chain.

To enhance resilience and support our global expansion, we will diversify our supply chain networks to mitigate risks associated with over-reliance on single sources. We will identify and onboard new suppliers for critical components, such as automation hardware, storage racking systems, and software platforms, prioritizing those with proven reliability and cost-effectiveness. Our acquisition of Jingxing Storage strengthens this strategy by providing access to a broader range of racking system suppliers, enabling us to negotiate competitive terms and ensure supply chain stability. We will also implement a multi-tiered supplier evaluation process, assessing factors such as quality, delivery timelines, and compliance with international standards. By fostering strategic partnerships with diverse suppliers and integrating advanced supply chain management tools, we aim to create a flexible, efficient, and geographically dispersed network that supports seamless operations across our global markets.

Enhancement of our integrated capability.

To sustain our competitive edge in Hong Kong’s logistics market and other new markets, we will strengthen our core capabilities in logistics consultancy, design and installation of storage system, and WaaS while leveraging synergies with Jingxing Storage’s racking expertise. We will invest in research and development to innovate region-specific solutions, such as energy-efficient automation for Europe’s sustainability-focused markets or modular WaaS offerings for the rapidly scaling e-commerce sector in Southeast Asia. Training programs will be introduced to upskill our workforce and local partners in advanced technologies, ensuring consistent service quality worldwide. By combining our end-to-end solutions with a diversified supply chain and localized expertise, we will deliver high-value, integrated services that meet global customer needs, strengthening our position as a leading logistics solutions provider in Hong Kong while building our reputation in new markets.

Our Services

Logistics Consultancy Service

We provide expert consultancy service to help our customers implement or upgrade automated logistics solutions in their warehouses and logistic centres. Our structured approach ensures tailored, efficient, and scalable outcomes that align with our customers’ strategic objectives.

Initial Consultation and Needs Assessment

We begin with an in-depth consultation to understand our customers’ business goals, operational challenges, and logistics requirements. This includes analyzing their current logistics processes, infrastructure, and technology stack. Our team would conduct site visits in the warehouses, interview with the key management of our customers, and review data to identify pain points and opportunities for logistics automation.

Solution Design and Feasibility Study

Based on the assessment, we design a bespoke automation solution tailored to our customer specific needs. This includes designing system frameworks, selecting appropriate technologies, and outlining integration strategies. We would perform a feasibility study to evaluate the proposed solution’s technical viability, cost implications, and expected return on investment. The study includes a risk analysis and recommendations for mitigating potential challenges.

Supplier Sourcing and Evaluation

We also leverage our industry expertise and network to provide expert advice on identifying and shortlisting reliable suppliers for hardware, software, and ancillary systems required for the solution. We prioritize suppliers with proven track records and compatibility with our customers’ needs. We conduct a thorough evaluation of suppliers proposals, comparing technical capabilities, pricing, and service support. We would recommend our selected suppliers to the customers, outlining our rationale and facilitating informed decision-making.

If required by our customers, we would also assist in preparing detailed tender documents, including technical specifications, scope of work, and performance criteria, to solicit competitive bids from shortlisted suppliers. We offer advisory support for evaluating suppliers bids, including frameworks for comparing proposals and selecting optimal partners. Our customers manage the tendering process independently based on our recommendations.

Implementation Planning

A detailed project implementation plan is developed, outlining milestones, resource allocation, and timelines for system deployment. This plan includes integration strategies for connecting new systems with existing platforms, such as order management systems (OMS). We assist in coordinating with suppliers and customer teams to ensure alignment and readiness for installation.

Post-installation Testing

Post-installation testing is conducted to verify system functionality, performance, and integration with existing infrastructure. Any issues identified during testing are addressed promptly in collaboration with the suppliers, ensuring a fully operational system before handover.

Post-Implementation Advisory Support

We offer ongoing advisory services to evaluate system performance and recommend optimizations, conducting periodic reviews to identify process or technology improvements.

Consultancy Fee

We adopt a milestone-based fee structure, ensuring transparency and alignment with project progress. Consultancy fees are charged upon the completion of key deliverables at major stage of the workflow. The fees are tailored to reflect the scope, complexity, and customization of each milestone, providing our customers with clear cost expectations. This approach ties compensation directly to the value delivered, offering flexibility and predictability while supporting customers in achieving efficient, scalable logistics solutions.

For the two years ended March 31, 2025 and 2024, we generated revenue of approximately HK$0.7 million and HK$1.9 million, respectively, from our logistics consultancy service, representing 1.9% and 6.9% of our total revenue for the respective period.

Design and installation of storage system service

Our design and installation of storage system service encompasses the advisory elements of our logistics consultancy service while extending significantly beyond it through a comprehensive, hands-on approach that manages every stage of deploying automated logistics solutions for our customers in their warehouses and logistic centres as their contractor. Below are the major addition to our work scope for our design and installation of storage system service as compared to our logistics consultancy service.

Incorporation of Logistics Consultancy Services plus Hands-On Execution

Our design and installation of storage system service fully encompasses the advisory components of our logistics consultancy service, including needs assessment, solution design and feasibility study, suppliers selection, tendering process recommendations, implementation planning, testing and post-implementation advice. In addition, once we are engaged by our customers, we take complete ownership of the implementation process, actively managing every stage from start to finish.

Procurement and Suppliers Management

We directly manage the procurement of hardware, software, and ancillary systems. We would directly handle tender documents, negotiate suppliers contracts, coordinating logistics, and ensuring compliance with technical specifications.

Physical Installation and Integration

We directly manage and handle the physical installation of systems and their integration, configuring workflows and ensuring seamless connectivity. For hardware installation, we strategically outsource to qualified third-party subcontractors specializing in construction and technical installation services, carefully selected for their expertise and reliability. This approach allows us to maintain high quality standards and meet project timelines while leveraging specialized skills, delivering a fully operational and optimized system tailored to our customers’ operational needs.

Comprehensive Testing

Consistent with our logistics consultancy service, we would perform thorough post-installation testing, encompassing stress testing and user acceptance testing, while actively addressing any issues in partnership with suppliers and subcontractors to ensure system reliability and performance.

Training and Handover

We provide comprehensive training for our customers’ staff, covering system operation, troubleshooting, and maintenance. Training sessions are tailored for operators, managers, and IT personnel to ensure effective system use.

We deliver detailed documentation, including user manuals, system schematics, and maintenance guides to support ongoing operations.

Service Fee

Our design and installation of storage system service also operates on a milestone-based fee structure. Fees are invoiced at key milestones as progress payments collected periodically to cover ongoing work, including subcontractors coordination and suppliers management.

By combining our consultancy service’s strategic insights with a hands-on, end-to-end approach, our design and installation of storage system service delivers a fully operational, scalable logistics system, eliminating the need for our customers to manage suppliers or oversee implementation.

For the two years ended March 31, 2025 and 2024, we generated revenue of approximately HK$34.3 million and HK$25.2 million, respectively, from our design and installation of storage system service, representing 97.0% and 93.1% of our total revenue for the respective period.

Warehouse as a Service (WaaS)

Our Warehouse as a Service (WaaS) delivers a flexible, pay-per-use warehousing solution, allowing our customers to leverage our advanced, self-owned warehouse machinery for logistics operations without upfront capital investment. The workflow begins with a detailed needs assessment to understand our customers’ specific requirements, followed by configuring our automated equipment such as robotic pickers, conveyors, and sorting machines to seamlessly integrate with our customers’ warehousing system or platforms. Our customers access these machines for tasks like storage, picking, sorting, labeling, and outbound logistics, with fees charged per operation (e.g., per item processed or pallet stored) as stipulated in a fixed-term contract, typically spanning 18 to 60 months, and invoiced monthly. This flexible model ensures cost-efficient access to cutting-edge technology, tailored to meet the dynamic needs of the evolving logistics market.

For the two years ended March 31, 2025 and 2024, our WaaS model generated revenue of approximately HK$0.4 million and nil, respectively, representing 1.1% and 0.0% of our total revenue for the year ended March 31, 2025.

Our Customers

Our customers primarily include third party logistics service providers and business operators based in Hong Kong, which we have long-term business relationships with.

Third-party logistics service providers are companies that offer outsourced logistics and supply chain management services to business owners, i.e. brands, retailers, or manufacturers. They partner with our Group to integrate our end-to-end automated logistics solutions to enhance their service offerings, streamline operations, or improve efficiency for their customers.

Business operators are companies that own and manage their own supply chains and directly seek our automated logistics solutions to optimize their operations, i.e. to enhance efficiency, reduce costs, or scale their own supply chain operations.

In addition, during the two years ended March 31, 2025 and 2024, we were also engaged by Kamui Construction & Engineering Group, an affiliated entity which is wholly-owned by our controlling shareholder, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market, as a subcontractor to undertake the design, supply and installation of automation systems for their warehouse projects. Kamui Construction & Engineering Group was our largest customer for the both years, accounted for 96.8% and 93.1% of total revenue for the two years ended March 31, 2025 and 2024, respectively.

For the two years ended March 31, 2025 and 2024, we had 4 and 3 customers, respectively. The logistics service market in Hong Kong is dominated by a limited number of key third party logistics service providers, and we have built close business relationships with some of them. As a result, we relied on a small number of customers for the majority of our total revenue for the years ended March 31, 2025 and 2024.

Project Terms

For our logistics consultancy service and design and installation of storage system service, our customers generally engage us on a project-by-project basis. In general, we have a standard form of quotations setting out, among other material terms, the fees, scope of work, contract period and payment terms. Material contract terms of the project contracts (including related credit management and other internal control policies) are summarized below:

Fee and scope of work

We generally provide quotations that establish the general fee for a project with a detailed breakdown of the scope of work to be carried out and the relevant location of the work site.

Payment terms and credit management

We first conduct a credit assessment prior to accepting an engagement from a new customer or providing a new quotation with an existing customer. This credit assessment involves considerations such as a customer’s financial background, derived from available information gathered by the finance department, and, in the case of an existing customer, any history of past defaults or delinquency in regular payments, as well as the length of the business relationship, to determine such customer’s ability to settle the amount of the quotation.

Our quotations specify the payment terms of each project, including initial payments required. For projects with a relatively small contract sum, we may request full payment upon engagement. Payments are denominated in Hong Kong Dollars (HKD) and are typically settled via check or bank transfer. We issue interim invoices at various project milestones, with the final invoice issued shortly before or immediately after project completion. If retention monies are involved, the timing of the final invoice depends on the duration of the agreed defect liability period.

Our customers will generally certify the project progress, and we will issue the invoice to request payment which will normally be settled within 60 days upon receipt of such invoice.

Duration

The quotations generally do not specify a contract period, but we regularly provide the progress of the projects to the customers. Where the quotation includes a defect liability period, it is normally for 12 months after completion of the project. Our quotations do not generally specify termination conditions.

Sales and Marketing

We obtain customer orders or service contracts generally through recommendations from business partners we collaborate with, referral by our related companies, or referral by other customers, business associates or word-of-mouth.

Suppliers

Our suppliers mainly consist of suppliers for materials and equipment such as warehouse machinery and storage racking system, and subcontractors providing construction and technical installation services. In the years ended March 31, 2025 and 2024, our suppliers are mainly situated in Hong Kong while our purchases are mainly denominated in Hong Kong dollars.

Our top five suppliers, based on cost of revenue, accounted for approximately 86.1% and 88.7% of our cost of revenue in the two years ended March 31, 2025 and 2024, respectively.

We believe that the risks of material shortages or delays are low, given that the time between obtaining quotations from the material suppliers and delivery is relatively short and there are a number of suppliers providing similar materials in the market.

Subcontractors

For our design and installation of storage system service, we strategically outsource the hardware installation procedures to qualified third-party subcontractors specializing in construction and technical installation services, which allow us to deploy resources in a more cost-effective manner and without the need to maintain a large workforce of full-time staff.

Basis for selection of subcontractors

We will generally select subcontractors from our list of internally approved subcontractors based on their experience relevant to the particular project, as well as their availability and expected fees. We review the subcontractor list periodically. We carefully evaluate subcontractors based on a range of factors such as their track records, staff and other available resources, technical capability, qualifications (including permits, licenses and approvals held to the extent as required by law), sufficiency of equipment and past performance.

Control over subcontractors

We perform regular visits to the worksites of a project to supervise the work performed by our subcontractors and assess their performance, including reviewing whether the work is being done properly and according to schedule, permitting significant control and oversight over subcontractors.

Contract terms

In the two years ended March 31, 2025 and 2024, we entered into contracts with subcontractors on a case-by-case basis. Key terms agreed to with subcontractors generally include the scope of services, fees payable, the expected length of a fit-out period, and the amount and types of materials to be supplied. We will receive invoices after subcontractors have rendered services or delivered the materials to us.

Payment to subcontractors

We generally make progress payments to the subcontractors with reference to the work schedule, unless we have agreed beforehand on an alternate method and timing of the payments. For material procurement, we usually pay subcontractors in full upon receipt of the supplied materials or provide a deposit upon engagement, with the balance settled upon material delivery. For the years ended March 31, 2025 and 2024, our subcontractors generally offer credit terms of 45 days to us. We generally settle payments within 45 days after we receive the subcontractors’ invoices.

Quality control

We are dedicated to upholding high quality control across our logistics consultancy, design and installation of storage system, and WaaS services.

In our consultancy services, we follow strict standards, performing comprehensive evaluations and validations to provide customized and dependable solutions.

In our WaaS operations, we maintain rigorous quality control through continuous monitoring of automated equipment, including robotic pickers, conveyors, and sorting machines, to ensure optimal performance and accuracy in logistics operations. Each integration is thoroughly tested and validated post-configuration to seamlessly align with customer systems, ensuring precision and client satisfaction throughout the contract term.

For design and installation of storage system, we maintain stringent quality standards throughout every phase of the projects, from initial design to final deployment and testing. During the design phase, our team conducts detailed requirement analyses and simulations to validate system compatibility and performance, ensuring alignment with customers’ specifications. For hardware installation, we partner with qualified third-party subcontractors specializing in construction and technical services, overseeing their work with inspections to confirm compliance with technical standards and project timelines. Software integration undergoes careful testing, including unit, system, and user acceptance testing, to verify functionality, interoperability, and security. Post-installation, we perform comprehensive system diagnostics and stress tests to ensure optimal operation under real-world conditions. Any deviations are promptly addressed through corrective actions, and we maintain detailed documentation for traceability and accountability.

Competition

In Hong Kong’s logistics market, we face competition from equipment providers supplying automation hardware and consultancy firms offering logistics advisory services. However, we believe few competitors in the region possess the capability to provide comprehensive design and installation of storage system services that seamlessly combine advanced automation technology, tailored software solutions, and end-to-end project execution. Our unique ability to deliver fully integrated, scalable logistics solutions sets us apart, addressing the diverse and evolving needs of our clients with unmatched expertise and efficiency.

Insurance

Our Group maintains insurance coverage including Employees’ Compensation Insurance, Contractor All Risks Insurance, and Third Party Liabilities Insurance for all of our projects in accordance with the provisions of the laws of Hong Kong.

We believe that our current insurance policies are adequate and consistent with industry norm for our current operations and the prevailing industry practice. As of the date of this prospectus, we had not made, and had not been the subject of, any material insurance claim.

Seasonality

We believe that our business operations are not subject to significant seasonality. The demand for our end-to-end automated logistics solutions remains consistent throughout the year, driven by the ongoing needs of third party logistics service providers and business operators for efficient, technology-driven logistics systems.

Facilities

Our headquarters are located at Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. As of the date of this prospectus, our Group does not own or lease any real property. Our headquarters are leased by Reitar Logtech, an affiliated entity, and are shared with our operations.

Employees

As of the date of this prospectus, our Group had seven full-time employees in Hong Kong, three were employed under Kamui Logistics and four were employed under Jingxing Storage.

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries and performance-based bonuses. We determine employees’ remuneration based on factors including years of experience, qualifications and market rate. As required by applicable laws and regulations in Hong Kong, we participate in Mandatory Provident Fund plans. We are required under Hong Kong law to make contributions to mandatory provident schemes for our Hong Kong-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the government of Hong Kong.

Intellectual Property

As of the date of this prospectus, we does not maintain any trademark registrations in Hong Kong or other jurisdictions for our business operations. We owned the domain name kla-ibotics.com and klaibotics.com. Our Directors consider that the business and profitability of our Group are not dependent on any patent, license or new manufacturing process.

Legal Proceedings

As at the date of this prospectus, we are not a party to any legal proceedings that in the opinion of our management would have a material adverse effect on our business. However, from time to time, we have and we may become involved in legal proceedings arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of ordinary course matters will not have a material adverse effect on our business, operating results, financial condition or cash flows.

REGULATION

The following sets forth a summary of the major laws and regulations applicable to our business in Hong Kong.

GENERAL

Occupational Safety and Health Ordinance

The Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) provides for the safety and health of employees and improves the safety and health standards applicable to certain hazardous processes, plant and substances used or kept in workplaces.

Employers shall as far as reasonably practicable ensure the safety and health of their employees in their workplaces by:

●	providing and maintaining plant and work systems that do not endanger safety or health;

●	making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plants or substances;

●	providing all necessary information, instruction, training and supervision for ensuring safety and health at work;

●	providing and maintaining safe access to and egress from the workplaces; and

●	providing and maintaining a safe and healthy work environment.

An employer who fails to comply with the above provisions intentionally, knowingly or recklessly commits an offence and is liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

The Commissioner for Labor may also issue improvement notices against non-compliance of this Ordinance or the Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or suspension notices against activity of workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a fine of HK$200,000 and HK$500,000 respectively and imprisonment of up to one year.

Employees’ Compensation Ordinance

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) establishes a no-fault and non-contributory employee compensation system for work injuries and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases. The Employees’ Compensation Ordinance applies equally to full-time and part-time employees who are employed under service agreements or apprenticeships.

If an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is generally liable to pay compensation under the Employees’ Compensation Ordinance even if the employee might have contributed to the accident occurred.

Pursuant to the Employees’ Compensation Ordinance, all employers (including contractors and subcontractors) are obliged to take out insurance policies to cover their liabilities arising from the Employees’ Compensation Ordinance and the common law as a result of injuries sustained by their employees in the course of their employments. Similarly, under section 32 of the Employees’ Compensation Ordinance, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. Further, section 40 of the Employees’ Compensation Ordinance provides that an employer is not permitted to employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than that specified in the Employees’ Compensation Ordinance.

Minimum Wage Ordinance

With effective from 1 May 2025, the Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) provides for a statutory minimum wage level at HK$42.1 per hour for every employee employed under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong). Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the Minimum Wage Ordinance is void.

Mandatory Provident Fund Schemes Ordinance

The Mandatory Provident Fund Schemes (the “MPF”) are defined contribution retirement scheme managed by authorized independent trustees. The Mandatory Provident Fund Schemes Ordinance provides that an employer shall participate in a MPF scheme and make contributions for its employee who is aged between 18 to 65. Under the MPF scheme, an employer and its employee are both required to contribute 5% of the employee’s monthly relevant income as mandatory contribution for and in respect of the employee, subject to the minimum and maximum relevant income levels for contribution purposes. The maximum level of relevant income for contribution purpose is currently HK$30,000 per month or HK$360,000 per year.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take reasonable care of the premises in all circumstances so as to ensure that his visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

INDUSTRY SPECIFIC

The provision of our automated logistic solutions services, which involve remodeling of warehouses, management of operation of warehouses, and construction activities, are mainly subject to the below major laws and regulations in Hong Kong.

Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) and Building (Construction) Regulation (Chapter 123Q of the Laws of Hong Kong)

Pursuant to the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong), or the Buildings Ordinance, no person shall commence or carry out any building work, including alteration, addition and every kind of building operation, without having obtained approval and consent from the Building Authority. Any person who intends to carry out alteration or addition building work in existing premises is required to appoint an authorized person, and where necessary a registered structural engineer, to prepare and submit plans for the approval of Building Authority. He is also required to appoint a registered contractor to carry out the building work. The Building Authority may require that all such building work carried out in such a way that the building will comply with the standards of the Buildings Ordinance and the construction of load for industrial building and warehouse constructions under Building (Construction) Regulation (Chapter 123Q of the Laws of Hong Kong). For all building work involved in our projects, we engage, or arrange for our clients to engage, registered contractors and other appropriately licensed service providers to handle any such work in this respect and to obtain all necessary approvals and/or permits for such purpose.

Fire Safety (Industrial Buildings) Ordinance (Chapter 636 of the Laws of Hong Kong)

Pursuant to the Fire Safety (Industrial Buildings) Ordinance (Chapter 636 of the Laws of Hong Kong), or the Fire Safety (Industrial Buildings) Ordinance, fire safety systems are mandatory to provide better protection from the risk of fire for occupants and users of, and visitors to, certain kinds of composite buildings and industrial buildings. The Fire Safety (Industrial Buildings) Ordinance sets out the requirements and obligations of the owner and or the occupiers of an industrial building on the fire safety direction for fire safety service installations or equipment and fire safety construction in the premises.

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) and Factories and Industrial Undertakings (Electricity) Regulations (Chapter 59W of the Laws of Hong Kong)

The Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong), or the Factories and Industrial Undertakings Ordinance, provides for safety and health protection to worker in an industrial undertaking. Every proprietor shall take care of the safety and health at work of all persons employed by it at an industrial undertaking by (i) providing and maintaining plant and work systems that do not endanger safety or health; (ii) making arrangement for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances; (iii) providing all necessary information, instruction, training, and supervision for ensuring safety and health; (iv) providing and maintaining safe access to and egress from the workplaces; and (v) providing and maintaining a safe and healthy work environment.

The Factories and Industrial Undertakings (Electricity) Regulations (Chapter 59W of the Laws of Hong Kong) lay down basic safety requirements to guard against hazards associated with the distribution and use of electricity in an industrial undertaking.

Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong)

Pursuant to the Dangerous Goods Ordinance (Chapter 295 of the Laws of Hong Kong), the Dangerous Goods Ordinance, storage of dangerous goods in excess of the prescribed exempted quantity shall require a dangerous goods license issued by the Director of the Fire Services Department. The Dangerous Goods Ordinance applies to, among others, all explosives, compressed gases, petroleum and other substances giving off inflammable vapors, substance giving off poisonous gas or vapor, corrosive substances, substances which become dangerous by interaction with water or air, and substances liable to spontaneous combustion or of a readily combustible nature. To the extent any of our clients require storage of dangerous goods in any of our projects, we engage, or arrange for our clients to engage, service providers who hold a valid and effective dangerous goods license. If required, we also assist our clients to apply for and obtain dangerous goods license.

MANAGEMENT

Our current directors and executive officers, their ages and positions are as follows:

Directors and Executive officers	Age	Position
Kin Chung CHAN	[40]	Chairman and Director
Hau Lim CHUNG	[53]	Director and CEO
[Ka Chai NG]	[42]	Chief financial officer
[Tze Cheung LAU]	[63]	Independent Director Nominee*
[Kuok Wai SIO]	[*]	Independent Director Nominee*
[Kai Yu WAN]	[*]	Independent Director Nominee*

*	These individuals will become directors of the Company upon the effectiveness of the registration statement of which this prospectus forms a part.

Below is a summary of the business experience of each our executive officers and directors:

Mr. Kin Chung CHAN, aged 40, is the chairman of our Board and Director, and is primarily responsible for overseeing the strategy and decision making of our Group. Mr. Chan has over 15 years of professional experience in corporate finance, asset management and real estate project investment. From September 2010 to November 2013, Mr. Chan worked as vice president of corporate finance (PRC business) in China Construction Bank (Asia) Corporation Limited, and thereafter as senior manager of products until October 2015. Mr. Chan then started his own business by founding Star Capital Group Limited in October 2015 and serves as its executive director and chief investment officer. In July 2019, Mr. Chan co-founded Comboxx Group with Mr. Hau Lim CHUNG and Mr. Chun Yip YIU, and was an executive director. From June 2022 to July 2023, Mr. Chan served as the chairman and non-executive director of Janco Holdings Limited (stock code: 08035.HK). In December 2023, Mr. Chan co-founded Nexx Global Limited and currently serves as the vice chairman and director. Mr. Chan is also currently the director, chief executive officer and chairman of the board of directors of Reitar Logtech Holdings Limited (Nasdaq: RITR). Mr. Chan obtained a master’s degree in corporate finance from The Hong Kong Polytechnic University in October 2012 and a bachelor’s degree of business administration in business economics from City University of Hong Kong in November 2007.

We believe Mr. Chan is well qualified to serve on our board of Directors based on his extensive operating and management experience and knowledge within our industry.

Mr. Hau Lim CHUNG, aged 53, is our Director and CEO. He is responsible for the overall strategic direction and development of our Group. Mr. Chung is the founder of Kamui Logistics. Mr. Chung has over 23 years of experience in warehouse and logistics solution development, especially rich experience in automation system. He was a founder of Jingxing Storage and ceased to be a director of Jingxing Storage in July 2022 and ceased to have any beneficial interest in it in September 2022. Since September 2017, Mr. Chung has been a director of Kerry Logistics Engineering Limited. In July 2019, Mr. Chung co-founded Comboxx Group with Mr. Kin Chung CHAN and Mr. Chun Yip YIU, and was an executive director. Mr. Chung is currently the director and the president of Reitar Logtech Holdings Limited (Nasdaq: RITR). Mr. Chung obtained a master’s degree of business administration in financial economics from Columbia University in the city of New York in June 2015.

We believe Mr. Chung is well qualified to serve on our board of Directors based on his extensive operating and management experience and knowledge within our industry.

Mr. Ka Chai NG, aged 42, is our chief financial officer, and is primarily responsible for formulating corporate strategies, overall management of financial, mergers and acquisitions and capital market affairs of our Group. Mr. Ng has over ten years of experience in accounting and corporate governance. Mr. Ng is currently the chief financial officer of Reitar Logtech Holdings Limited (Nasdaq: RITR). Currently Mr. Ng is also serving as the company secretary of Zhongshen Jianye Holding Limited (stock code: 02503.HK) and JTF International Holdings Limited (stock code: 09689.HK). Mr. Ng obtained a bachelor’s degree of business administration in December 2004 and a master’s degree of philosophy in music in December 2007 from The Chinese University of Hong Kong. He has been a member of Hong Kong Institute of Certified Public Accountants since July 2015.

Mr. Tze Cheung LAU, aged [63], will immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, be appointed as our independent Director, [the chairman of the audit committee, and a member of each of the nominating and corporate governance committee and compensation committee.] Mr. Lau has over 20 years of experience in corporate finance, business consultancy, and asset management in Hong Kong and China. Since March 2023, he has served as co-founder and CFO of To The Max Group, overseeing financial statements, cash flow management, and trading, distribution, and brand management of consumer products. Since October 2010, he has been co-founder and CEO of Allied Power Corporate Advisory Limited, providing advisory services on corporate finance, governance, tax planning, compliance, and M&A transactions. Additionally, since May 2020, he has been a partner at FN Capital Management Limited, advising on financial strategy and private equity investment.

Mr. Lau holds a Master’s degree in International Accounting from City University of Hong Kong obtained in November 2006.

We believe Mr. Lau is well qualified to serve on our board of Directors as an independent Director based on his extensive expertise in corporate finance, business consultancy, and strategic financial management.

Mr. Kuok Wai SIO, aged [*], will immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, be appointed as our independent Director, [the chairman of the nominating and corporate governance committee, and a member of each of the audit committee and compensation committee.] Mr. Sio has over a decade of experience in media, marketing, and creative industries in Hong Kong. Since 2011, he has served as the founder and general manager of Photogift (HK) Limited, overseeing video production, photo studio operations, and media project design. From 2016, he has been the founder and general manager of Come Know (Asia) Limited, focusing on marketing and media services, including event organization and client marketing plans. Since 2022, Mr. Sio has served as the founder and chairman of SME Lab (Holding) Limited, where he leads marketing and media projects, including designing and analyzing marketing strategies for clients.

Mr. Sio holds a Bachelor’s degree in Business Administration with Honours in Business Management from Hong Kong Metropolitan University, obtained in 2010.

We believe Mr. Sio is well qualified to serve on our board of Directors as an independent Director based on his extensive entrepreneurial experience and expertise.

Mr. Kai Yu WAN, aged [*], will immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, be appointed as our independent Director, [the chairman of the compensation committee, and a member of each of the audit committee and the nominating and corporate governance committee.] Mr. Wan has over 15 years of experience in catering services and property management in Hong Kong. Since April 2023, he has served as the director of Market Development, Engineering and Maintenance at Jardine Restaurant Group, overseeing leasing, franchise management, project, asset management, and repair and maintenance functions for over 200 KFC and Pizza Hut stores in Hong Kong and Macau. From 2017 to 2022, he was the leasing manager at Maxim’s Caterers Limited, managing a diverse portfolio of brands including Maxim’s Cakes, Arome, and Cova. Prior roles include assistant controller at China Resources Care Company Limited (2022–2023), business development manager at Yoshinoya HK Limited (2016–2017), and various property and leasing positions at Cafe de Coral Holdings Limited (2014–2016) and Sushi Express HK Limited (2010–2013).

Mr. Wan obtained a Bachelor’s degree in Accounting from Guangzhou Jinan University in June 2009.

We believe Mr. Wan is well qualified to serve on our board of Directors as an independent Director based on his extensive experience.

Family Relationships

None of our Directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The executive officers are entitled to a fixed salary and other company benefits, each as determined by the Board from time to time. We may terminate an executive officer’s employment under applicable laws and regulations.

Each executive officer has agreed during and after the termination or expiry of his or her employment agreement, not to reveal to any person or use all information, know-how and records that is confidential or not, which may come to their knowledge during their employment, except as authorized or required by their duties to do so. The restriction shall cease to apply to information or knowledge which may come into the public domain.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our Directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five Directors, comprising two Directors and three independent Directors, upon the SEC’s declaration of effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering amended and restated memorandum and articles of association, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her directors duties. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of [Mr. Tze Cheung LAU], [Mr. Kuok Wai SIO] and [Mr. Kai Yu WAN] and is chaired by [Mr. Tze Cheung LAU]. We have determined that each of these four director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [*] qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee consists of [Mr. Kai Yu WAN], [Mr. Kuok Wai SIO] and [Mr. Tze Cheung LAU] and is chaired by [Mr. Kai Yu WAN]. We have determined that each of these four directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of [Mr. Kuok Wai SIO], [Mr. Kai Yu WAN], and [Mr. Tze Cheung LAU] and is chaired by [Mr. Kuok Wai SIO]. We have determined that each of these four directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, or from providing current reports on Form 8-K disclosing significant events within four (4) days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of Ordinary Shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four (4) business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Currently, we plan to rely on home country practices with respect to our corporate governance after we complete this offering.

Controlled Company Exception

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules. We will be a “controlled company” within the meaning of Nasdaq rules. Immediately after the completion of this offering, Kamui Development Group Limited, a wholly-owned subsidiary of Reitar Logtech which is a public company on the Nasdaq Capital Market, will own approximately [*]% of our total issued and outstanding Class A Ordinary Shares, and 100% of our total issued and outstanding Class B Ordinary Shares, representing approximately [*]% of the total voting power of our capital stock. Under the Nasdaq rules, a company of which more than 50% of the voting power with respect to the election of directors is held by an individual, a company or a group of persons acting together is a “controlled company” and may elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

–	that a majority of its board of directors consist of independent directors;

–	that its director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws; and

–	that its compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Duties of Directors

Under BVI law, our Directors owe fiduciary duties at both common law and under statute, including a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. Directors of a company owe that company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of that company. When exercising powers or performing duties as a director, the director also has a duty to exercise the care, diligence and skill that a reasonable director would exercise in the comparable circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our memorandum and articles of association or the BVI Act. You should refer to “Description of Securities — Differences in Corporate Law” for additional information on our standard of corporate governance under BVI law.

Under BVI law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the Company.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we paid an aggregate of Nil, HK$2,228,000 (approximately US$286,449), and Nilin cash (including remuneration, salaries and mandatory provident fund) to Mr. Kin Chung CHAN, Mr. Hau Lim CHUNG and Mr. Ka Chai NG, respectively.

Term of Directors

Pursuant to our memorandum and articles of association, each Director holds office for the term, if any, fixed by the resolution of the shareholders of the Company or resolution of Directors appointing him or her, or until his or her earlier death, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until his or her earlier death, resignation or removal.

Mr. Kin Chung CHAN and Mr. Hau Lim CHUNG have served the office as our Directors since May 2025. No fixed term was stipulated for them when they were appointed as Directors.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025 and 2024, we had no outstanding equity awards.

RELATED PARTY TRANSACTIONS

Set forth below are the related party transactions of our Group that occurred during the past three fiscal years up to the date of this prospectus.

Nature of relationships with related parties

Name	Relationship
Kamui Construction & Engineering Group Limited	A wholly owned subsidiary of Kamui Development Group Limited
Kamui Cold Chain Engineering & Service Limited	A wholly owned subsidiary of Kamui Development Group Limited
Reitar Logtech Group Limited	A wholly owned subsidiary of Reitar Logtech Holdings Limited
Reitar Properties Leasing Limited	A wholly owned subsidiary of Reitar Logtech Holdings Limited
NEXX Global Limited	Common control by Chan Kin Chung, the director of the Company
Smartmore Logtech International Group Limited	An associate of Reitar Logtech Group Limited

The amount due from a fellow subsidiary consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due from Kamui Construction & Engineering Group Limited	3,758,886	6,414,752	824,730
Total	3,758,886	6,414,752	824,730

The amount due from a fellow subsidiary is unsecured, interest free with no specific repayment terms. The amount is receivables from project revenue.

The amounts due to fellow subsidiaries consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Kamui Cold Chain Engineering & Service Limited	3,370,969	8,633,658	1,110,010
Due to Reitar Logtech Group Limited	1,082,006	1,432,037	184,114
Total	4,452,975	10,065,695	1,294,124

The amounts due to fellow subsidiaries are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature for inter-group expenses charges with Reitar Logtech Group Limited and inter-group fund transfer with Kamui Cold Chain Engineering & Service Limited.

The amount due to a related company consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to NEXX Global Limited	—	1,015,100	130,509
Total	—	1,015,100	130,509

The amount due to a related company is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature for the acquisition of property, plant and equipment.

The amount due to a shareholder consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Kamui Development Group Limited	10,000	10,000	1,286
Total	10,000	10,000	1,286

The amount due to a shareholder is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature for the acquisition of subsidiary, Kamui Logistics Automation System Limited.

In addition to the related party balances above, the Company has the following significant related party transactions incurred as below:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue of design and installation of storage system from Kamui Construction & Engineering Group Limited	25,191,307	34,185,587	4,395,165
Revenue of design and installation of storage system from NEXX Global Limited	—	98,450	12,657
Logistics consultancy income from NEXX Global Limited	—	391,925	50,389
Logistics consultancy income from Smartmore Logtech International Group Limited	1,742,678	—	—
Subcontracting fee to Smartmore Logtech International Group Limited	17,153,060	16,563,785	2,129,569
Proceeds on disposal of property, plant and equipment to Kamui Construction & Engineering Group Limited	29,547	—	—
Purchase cost of machinery to NEXX Global Limited	—	2,977,788	382,848
Management fee to Reitar Properties Leasing Limited	189,174	412,527	53,038
Payments made on behalf and reimbursed by Kamui Construction & Engineering Group Limited	9,473,060	14,116,985	1,814,989

Policies and Procedures for Related Party Transactions

Our board of Directors has established an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares, as of the date of this prospectus, by:

●	each of our Directors and executive officers;

●	all of our Directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares;

We have adopted a dual-class share structure and our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote. Each Class B Ordinary Share is entitled to twenty votes, and is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The calculations in the table below are based on [*] Class A Ordinary Shares and [*] Class B Ordinary Shares issued and outstanding immediately prior to the completion of this offering and [*] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering								Ordinary Shares Beneficially Owned After This Offering
	Number of Class A Ordinary Shares		Number of Class B Ordinary Shares		% of Beneficial Ownership		% of Aggregate Voting Power*		Number of Class A Ordinary Shares		Number of Class B Ordinary Shares		% of Beneficial Ownership		% of Voting Power Immediately After This Offering**
5% or greater shareholders
Kamui Development Group Limited(1)	-		[*	]	[30	]%	[89.55	]%	-		[*	]	[28.0	]%	[88.61	]%
Wong Kwok Chung	[*	]	-		[15	]%	[2.24	]%	[*	]	-		[14	]%	[2.22	]%
Chen Dong	[*	]	-		[13.02	]%	[1.94	]%	[*	]	-		[12.15	]%	[1.92	]%
KLA Smart Capital Limited(2)	[*	]	-		[11.02	]%	[1.64	]%	[*	]	-		[10.29	]%	[1.63	]%
Huang Jia Ning	[*	]	-		[10	]%	[1.49	]%	[*	]	-		[9.33	]%	[1.48	]%

Directors and executive officers
Chan Kin Chung(1)	-		[*	]	[10.67	]%	[37.83	]%	-		[*	]	[9.95	]%	[37.43	]%
Chung Hau Lim(1)	-		[*	]	[6.12	]%	[27.87	]%	-		[*	]	[5.71	]%	[27.57	]%
[Ng Ka Chai]	-		-		-		-		-		-		-		-
[Lau Tze Cheung]	-		-		-		-		-		-		-		-
[Sio Kuok Wai]	-		-		-		-		-		-		-		-
[Wan Kai Yu]	-		-		-		-		-		-		-		-
Directors and executive officers as a group ([6] individuals)	-		[*	]	[16.79	]%	[65.7	]%	[*	]	[*	]	[15.66	]%	[65.1	]%

Notes:

*	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A Ordinary Shares and Class B Ordinary Shares as a single class. Each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to twenty votes per share on all matters submitted. Our Class B Ordinary Shares are convertible at any time at the option of the holder thereof into Class A Ordinary Shares on a one-for-one basis. Our Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

(1)

Kamui Development Group Limited is owned as to 100% by Reitar Logtech Engineering Limited, which in turn is owned as to 100% by Reitar Logtech. Chan Kin Chung owns 35.55% of beneficial ownership and 42.25% of voting rights in Reitar Logtech and Chung Hau Lim owns 20.38% of beneficial ownership and 31.12% of voting rights in Reitar Logtech.

The registered office of Kamui Development Group Limited is located at Flat 801, 8/F., Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

(2)	KLA Smart Capital Limited is owned as to 100% by Chen Xiaohui. The registered office of KLA Smart Capital Limited is located at Corporate Registrations Limited of Sea Meadow House, (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DESCRIPTION OF SECURITIES

We are a British Virgin Islands business company with limited liability and our affairs are governed by our amended and restated memorandum and articles of association (as amended and restated from time to time), and the BVI Business Companies Act of 2004 (as amended) (the “BVI Act”) which is referred to as the BVI Act below and the common law of the British Virgin Islands.

We were incorporated as an BVI business company on 20 May 2025 under the name “KLA-iBotics Holdings Limited 淦鎧艾博控股有限公司” pursuant to the BVI Act.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the BVI Act insofar as they relate to the material terms of our ordinary shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our memorandum and articles of association, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Class A Ordinary Shares

Each Class A Ordinary Share in the Company confers upon the shareholder the right to one vote per share at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class A Ordinary Share will vote together with holders of our Class B Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class A Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Class A Ordinary Shares are not convertible into Class B Ordinary Shares at any time.

All of our issued Class A Ordinary Shares are fully paid and non-assessable. Certificates representing the Class A Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the BVI may freely hold and vote their Class A Ordinary Shares.

At the completion of this Offering, there will be […] Class A Ordinary Shares issued and outstanding.

Class B Ordinary Shares

Each Class B Ordinary Share in the Company confers upon the shareholder the right to twenty (20) votes at a meeting of the shareholders of the Company or on any resolution of shareholders. Holders of our Class B Ordinary Share will vote together with holders of our Class A Ordinary Share as a single class on all matters presented to our shareholders for their vote approval.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in any dividend paid by the Company.

Each Class B Ordinary Share in the Company confers upon the shareholder the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such number of Class A Ordinary Shares, as may be issued at the conversion rate of 1:1 basis from Class B Ordinary Shares to Class A Ordinary Shares (“Conversion Rate”), of fully paid Class A Ordinary Shares subject to conversion adjustment. Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

At the completion of this Offering, there will be […] Class B Ordinary Shares issued and outstanding.

Listing

We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[…]”. We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this Offering unless we receive approval letter for our listing.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the BVI Act. Our Amended and Restated Memorandum and Articles of Association provide that the Directors may, by resolution of directors, authorize and declare a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to satisfy its debts as they fall due in the ordinary course of business.

Voting rights

Pursuant to our Amended and Restated Memorandum and Articles of Association, at each general meeting of our Company, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one (1) vote for each Class A Ordinary Share and twenty (20) votes for each Class B Ordinary Share which such shareholder holds. The holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions of the shareholders. At any general meeting, the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. There are no prohibitions to cumulative voting under the laws of the BVI, but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Variation of Rights of Shares

The rights attached to any class of shares may only, whether or not the Company is being wound up, be varied by a resolution of shareholders, provided that only the holders of the relevant class of shares shall be entitled to vote thereon, unless otherwise provided by the terms of issue of such class.

Meetings of shareholders

Any of our directors may convene a meeting of shareholders at any time and in any manner and place the director considers necessary or desirable. The director convening a meeting must not give less than seven clear calendar days’ notice of the meeting to those shareholders whose names appear as shareholders in the register of shareholders on the date of the notice and are entitled to vote at the meeting, and the other directors. Our board of directors must convene a meeting of shareholders upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds.

The quorum for a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares (or class or series of shares) entitled to vote on the resolutions to be considered at the meeting. A quorum may comprise a single shareholder or proxy. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of the shareholders, will be dissolved. In any other case, it will stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitle to vote on the matter to be considered by the meeting, those present will constitute a quorum but otherwise the meeting will be dissolved.

Meetings of directors

Our business and affairs are managed by our board of directors, who will make decisions by voting on resolutions of directors. Our directors are free to meet at such times and in such manner and places within or outside the BVI as the directors determine to be necessary or desirable. A director must be given not less than 3 calendar days’ notice of a meeting of directors. At any meeting of directors, a quorum will be present if not less than one half of the total number of directors is present, unless there are only 2 directors in which case the quorum is 2. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all directors. A person other than an individual which is a shareholder may by a resolution of its directors or other governing body authorize any individual it thinks fit to act as its representative at any meeting of shareholders. The duly authorized representative shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual.

Protection of Minority Shareholders

In certain limited circumstances, a shareholder has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a shareholder or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to section 184I(1) of the BVI Act a shareholder of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI for an order which, inter alia, can require the company or any other person to pay compensation to the shareholders.

If we are deemed insolvent for the purposes of the Insolvency Act (i.e., (1) it fails to comply with the requirements of a statutory demand that has not been set aside under section 157 of the Insolvency Act; (2) the execution or other process issued on a judgment, decree or order of a BVI Court in favor of a creditor of the company is returned wholly or partly unsatisfied; or (3) either the value of the company’s liabilities exceeds its assets, or the company is unable to pay its debts as they fall due), there are very limited circumstances where prior payments made to shareholders or other parties may be deemed to be a “voidable transaction” for the purposes of the Insolvency Act. A voidable transaction would include, for these purposes, payments made as “unfair preferences” or “transactions at an undervalue.” A liquidator appointed over an insolvent company who considers that a particular transaction or payment is a voidable transaction under the Insolvency Act could apply to the BVI Courts for an order setting aside that payment or transaction in whole or in part.

Unclaimed Dividend

A dividend that remains unclaimed for a period of three years after it became due for payment may be forfeited, by resolutions of directors, to, and shall cease to remain owing by, the company.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of new Class A Ordinary Shares under either BVI law or our Amended and Restated Memorandum and Articles of Association.

Transfer of Class A Ordinary Shares

Subject to the restrictions in our Amended and Restated Memorandum and Articles of Association, the lock-up agreements with the representative of the underwriters and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may not resolve to refuse or delay the transfer of any Ordinary Share unless the shareholder has failed to pay an amount due in respect of it.

Forfeiture of Ordinary Shares

Our Company’s shares that are not fully paid on issue are subject to the forfeiture provisions set forth in our Articles of Association. For this purpose, shares of our Company issued for a promissory note or a contract for future services are deemed to be not fully paid.

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 days’ written notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The written notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, and that member shall be discharged from any further obligation to the Company.

Redemption and Purchase of Ordinary Shares

We may purchase, redeem or otherwise acquire and hold our own shares save that we may not purchase, redeem or otherwise acquire our own shares without the consent of the shareholders whose shares are to be purchased, redeemed or otherwise acquired unless we are permitted or required by the BVI Act or any other provision in the Amended and Restated Memorandum or Amended and Restated Articles to purchase, redeem or otherwise acquire the shares without such consent.

Inspection of Books and Records

Under the BVI Act, holders of our shares are entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, as amended and restated from time to time; (ii) the register of members, (iii) the register of directors and (iv) minutes of meetings and resolutions of members, and to make copies and take extracts from the documents and records. However, our directors can refuse access if they are satisfied that to allow such access would be contrary to our interests.

Issuance of shares

Subject to the BVI Act and to our Amended and Restated Memorandum and Articles of Association, shares in our Company may be issued, and options to acquire shares in our Company granted, at such times, to such persons, for such consideration and on such terms as the directors may determine.

Directors

Under the Amended and Restated Memorandum and Articles of Association, we are required to have a minimum of one director and the maximum number of directors shall be unlimited. For as long as our Class A Ordinary Shares are listed or quoted on any Designated Stock Exchange (as defined in the Articles of Association), the board of directors shall include at least such number of independent directors as applicable law, rules or regulations of the Designated Stock Exchange require as determined by the directors.

A director may be appointed by ordinary resolution or by the directors for such term as the shareholders or the directors determine. Any appointment may be to fill a vacancy or as an additional director.

The directors or, if our Class A Ordinary Shares (or depository receipts therefor) are listed or quoted on any Designated Stock Exchange and if required by the rules of such Designated Stock Exchange, any committee thereof, may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

Under our Amended and Restated Memorandum and Articles of Association, there is no shareholding qualification required for directors.

Pursuant to our Amended and Restated Memorandum and Articles of Association, each of our directors holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him/her, or until his/her earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his/her earlier death, resignation or removal.

A director may be removed from office with or without cause by, a resolution of shareholders passed at a meeting of the shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy-five per cent (75%) of the shareholders of the Company entitled to vote; or a resolution of directors.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is received by us.

A director shall resign forthwith as a director of the Company if he is, or becomes, disqualified from acting as a director under the BVI Act.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the Nasdaq corporate governance rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the Nasdaq corporate governance rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Liquidation Rights

As permitted by BVI law and our Memorandum and Articles of Association, the Company may be voluntarily liquidated by a resolution of members or, if permitted under section 199(2) of the BVI Act, by a resolution of directors if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities by resolution of directors and resolution of shareholders. On a liquidation, on winding up or other return of assets of the Company to shareholders (other than on conversion, redemption or purchase of Ordinary Shares), assets available for distribution among the holders of Ordinary Shares shall be distributed among the holders of the Ordinary Shares on a pro rata basis.

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which governs companies incorporated in the state of Delaware.

Mergers and Similar Arrangements

Under the BVI Act, two or more companies, each a “constituent Company”, may merge or consolidate in accordance with Section 170 of the BVI Act. A merger means the merging of two or more constituent companies into one of the constituent companies and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. While a director may vote on the plan of merger or consolidation even if he has a financial interest in the plan, the interested director must disclose the interest to all other directors of the company promptly upon becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the company.

A transaction entered into by our Company in respect of which a director is interested (including a merger or consolidation) is voidable by us unless the director’s interest was (a) disclosed to the board prior to the transaction or (b) the transaction or proposed transaction is (i) between the director and the company and (ii) the transaction or proposed transaction is or is to be entered into in the ordinary course of the company’s business and on usual terms and conditions.

Notwithstanding the above, a transaction entered into by the company is not voidable if (a) the material facts of the interest of the director in the transaction are known by the shareholders entitled to vote at a meeting of shareholders and the transaction is approved or ratified by a resolution of shareholders; or (b) the company received fair value for the transaction.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the Amended and Restated Memorandum or Amended and Restated Articles, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting to approve the plan of merger or consolidation. The shareholders of the constituent companies are not required to receive shares of the surviving or consolidated company but may receive debt obligations or other securities of the surviving or consolidated company, other assets, or a combination thereof. Further, some or all of the shares of a class or series may be converted into a kind of asset while the other shares of the same class or series may receive a different kind of asset. As such, not all the shares of a class or series must receive the same kind of consideration. After the plan of merger or consolidation has been approved by the directors and authorized by a resolution of the shareholders, articles of merger or consolidation are executed by each company and filed with the Registrar of Corporate Affairs in the BVI. A shareholder may dissent from a mandatory redemption of his shares pursuant to an arrangement (if permitted by the court), a merger (unless the shareholder was a shareholder of the surviving company prior to the merger and continues to hold the same or similar shares after the merger) or a consolidation. A shareholder properly exercising his dissent rights is entitled to a cash payment equal to the fair value of his shares.

A shareholder dissenting from a merger or consolidation must object in writing to the merger or consolidation before the vote by the shareholders on the merger or consolidation, unless notice of the meeting was not given to the shareholder. If the merger or consolidation is approved by the shareholders, the company must give notice of this fact to each shareholder who gave written objection within 20 days immediately following the date of the shareholders’ approval. These shareholders then have 20 days from the date of such notice to give to the company their written election in the form specified by the BVI Act to dissent from the merger or consolidation, provided that in the case of a merger, the 20 days starts when the plan of merger is delivered to the shareholder. Upon giving notice of his election to dissent, a shareholder ceases to have any shareholder rights except the right to be paid the fair value of his shares. As such, the merger or consolidation may proceed in the ordinary course notwithstanding his dissent. Within seven days of the later of the delivery of the notice of election to dissent and the effective date of the merger or consolidation, the company must make a written offer to each dissenting shareholder to purchase his shares at a specified price per share that the company determines to be the fair value of the shares. The company and the shareholder then have 30 days to agree upon the price. If the company and a shareholder fail to agree on the price within the 30 days, then the company and the shareholder shall, within 20 days immediately following the expiration of the 30-day period, each designate an appraiser and these two appraisers shall designate a third appraiser. These three appraisers shall fix the fair value of the shares as of the close of business on the day prior to the shareholders’ approval of the transaction without taking into account any change in value as a result of the transaction.

Under Delaware law each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Indemnification of Directors and Officers

BVI law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any provision providing indemnification may be held by the BVI courts to be contrary to public policy (e.g. for purporting to provide indemnification against civil fraud or the consequences of committing a crime).

Under our Amended and Restated Memorandum and Articles of Association, we may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings for any person who:

●	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was our director; or

●	is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

These indemnities only apply if the person acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under BVI law, the directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a reasonable director would exercise in the circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In exercising the powers of a director, the directors ensure neither they nor the company acts in a manner which contravenes the BVI Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. A shareholder has the right to seek damages for breaches of duties owed to us by our directors.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.

Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Shareholder action by Written Consent

BVI law provides that shareholders may approve corporate matters by way of a written resolution without a meeting signed by or on behalf of shareholders sufficient to constitute the requisite majority of shareholders who would have been entitled to vote on such matter at a general meeting; provided that if the consent is less than unanimous, notice must be given to all non-consenting shareholders. Pursuant to our Amended and Restated Memorandum and Articles of Association, an action that may be taken by the shareholders of our Company at a meeting may also be taken by a resolution of shareholders of our Company consented to in writing, without the need for any notice, but if any resolution of shareholders of our Company is adopted otherwise than by the unanimous written consent of all shareholders of our Company, a copy of such resolution shall forthwith be sent to all shareholders of our Company not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more shareholders of our Company. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible

Persons holding a sufficient number of votes of Shares to constitute a resolution of shareholders of our Company have consented to the resolution by signed counterparts. Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder Proposals

BVI and our Amended and Restated Memorandum and Articles of Association provide that shareholders holding 30% or more of the voting rights entitled to vote on any matter for which a meeting is to be requested may request that the directors shall requisition a shareholder’s meeting. Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

As a BVI company, we are not obliged by law to call shareholders’ annual general meetings, but our Amended and Restated Memorandum and Articles of Association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the board of directors and can be held anywhere in the world.

Cumulative Voting

There are no prohibitions in relation to cumulative voting under the laws of the BVI but our Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting. Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under our Amended and Restated Articles, a director of our Company may be removed from office, with or without cause, by a resolution of shareholders of our Company passed at a meeting of shareholders of our Company called for the purposes of removing the director of for purposes including the removal of the director or by written resolution passed by at least 75 percent of the votes of the shareholders of our Company entitled to vote, or by a resolution of directors of our Company. Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Dissolution; Winding Up

Under our Amended and Restated Memorandum and Articles of Association, we may appoint a voluntary liquidator by a resolution of the shareholders of our Company or by resolution of directors of our Company. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under BVI law and our Amended and Restated Memorandum and Articles of Association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class.

Amendment of Governing Documents

As permitted by BVI law, our Amended and Restated Memorandum and Articles of Association may be amended with a resolution of our shareholders or, subject to certain exceptions, by resolutions of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Anti-Money Laundering — BVI

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exception applies under the Anti-Money Laundering Regulations (as revised) of the BVI, as amended and revised from time to time or any other applicable law. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (as revised). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [*] outstanding Class B Ordinary Shares and [*] outstanding Class A Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option. Of that amount, [2,500,000] Class A Ordinary Shares will be publicly held by investors participating in this offering, and all Class B Ordinary Shares and [*] Class A Ordinary Shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. Ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six (6) months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three (3) months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six (6) months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least ninety (90) days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three (3) months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three (3) months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three (3) month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately shares immediately after the closing of this offering based on the number of Ordinary Shares outstanding as of March 31, 2025; or

●	the average weekly trading volume of our Ordinary Shares in the form of Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three (3) months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six (6) month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until ninety (90) days after the date of this prospectus before selling any such shares.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

We have agreed not to, for a period of six (6) months from the closing date of this offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options or warrants to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities, without the prior written consent of the underwriters.

Furthermore, each of our directors, executive officers, and holders of more than five percent (5%) of our Ordinary Shares and securities exercisable for or convertible into our Ordinary Shares, has entered into a lock-up agreement for a period six (6) months from the date of this prospectus, subject to certain customary exceptions.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

MATERIAL INCOME TAX CONSIDERATIONS

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax is payable with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Ordinary Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our Ordinary Shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Class A Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiary. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Our Company and all distributions, interest and other amounts paid by us in respect of our shares to persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any of our shares, debt obligations or other securities. All instruments relating to transactions in respect of our shares, debt obligations or other securities and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Ordinary Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our Ordinary Shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Ordinary Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Ordinary Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our Ordinary Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in British Virgin Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Ordinary Shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain BVI and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under BVI and Hong Kong laws.

BVI Taxation

The BVI currently levies no taxes on individuals or corporations who are not persons resident in the BVI based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the BVI except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the BVI. The BVI is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the BVI.

Taxation in Hong Kong

Under Hong Kong tax laws, payments of dividends from our Hong Kong subsidiary to us are not subject to any withholding tax in Hong Kong. See “Dividend Policy” for further details on our dividend policy.

See note 13 of the notes to the combined financial statements included elsewhere in this prospectus for a discussion of taxation.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement entered into by and between our Company and Cathay Securities, Inc., acting as the representative of the underwriters named below, or the Representative, the underwriters have severally agreed to purchase from us, and we have agreed to sell to them, severally, on a firm commitment basis the following respective number of Class A Ordinary Shares at the public price less the underwriting discounts set forth on the cover page of this prospectus.

Name	Number of Class A ordinary shares
Cathay Securities, Inc.	—
[ ]	—
Total	—

The underwriters and the Representative are collectively referred to as the “underwriters.” The underwriters are obligated severally, but not jointly, to purchase all the Class A Ordinary Shares offered by us if any Class A Ordinary Shares are purchased, other than those covered by the over-allotment option described below. The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to satisfactory completion of due diligence examination of our company by the Representative, the approval of certain legal matters by their counsel and to certain other customary conditions.

Over-Allotment Option

We have granted to the underwriters a 45-day option following the closing of this offering to purchase up to an additional [    ] Class A Ordinary Shares from us, equal to fifteen percent (15%) of the number of Class A Ordinary Shares sold in this offering, at the initial public offering price less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any Class A Ordinary Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A Ordinary Shares that are the subject of this offering.

Discounts and Expenses

We have agreed to pay the underwriters a cash fee equal to seven percent (7%) of the aggregate gross proceeds raised in this offering. The following table shows the price per Class A ordinary share and total public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

		Per Class A Ordinary Shares		Total Without Exercise of Over- Allotment Option		Total With Full Exercise of Over- Allotment Option
Initial public offering price	US$		US$		US$
Underwriting discounts(1)	US$		US$		US$
Proceeds, before expenses, to us	US$		US$		US$

(1)	Does not include accountable and non-accountable expenses discussed below.

We have agreed to reimburse the Representative up to US$180,000 for out-of-pocket accountable expenses, including but not limited to the reasonable and documented fees and disbursements for its legal counsel, background check and preparation of bound volumes and mementos in such quantities that the Representative may reasonably request. We have paid an advanced expense deposit of US$[40,000] to the Representative for its anticipated out-of-pocket expenses. The advance will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred, or are less than the advance, in accordance with FINRA Rule 5110(g).

We have also agreed to pay the underwriters a non-accountable expense, equal to one percent (1%) of the gross proceeds received by us from the sale of our Class A Ordinary Shares, including Class A Ordinary Shares sold pursuant to the exercise of the over-allotment option.

Tail Fee

Unless we terminate the engagement with the Representative in connection with this offering for “Cause,” we agree to pay the Representative a tail fee equal to seven percent (7%) of the aggregate purchase price paid by each purchaser of securities, if we complete an offering with an investor introduced to us by the Representative and not-known to us before such introduction regarding an offering prior to the termination or expiration of the engagement letter between the Representative and us (collectively, the “Identified Parties”) during the twelve (12) month period following the termination of such engagement letter. The Representative shall provide us with a list of the Identified Parties and proof of such communication in connection with the offering.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be delivered to potential investors by the underwriters. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part.

Lock-up Agreements

We have agreed, for a period of six (6) months from the closing of this offering, that we will not, without the prior written consent of the Representative (which consent shall not be unreasonably withheld, conditioned or delayed), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of our Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise.

Each of our directors, officers and holders of 5% or more of our Ordinary Shares immediately prior to the consummation of this offering have agreed or are otherwise contractually restricted for a period of six (6) months from the date of this prospectus, without the prior written consent of the Representative, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, our Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for our Ordinary Shares; or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise, subject to certain customary exceptions.

Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Ordinary Shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Ordinary Shares, so long as the stabilizing bids do not exceed a specified maximum.

●	Over-allotment involves sales by the underwriters of the Class A Ordinary Shares in excess of the number of Class A Ordinary Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Class A Ordinary Shares over-allotted by the underwriters is not greater than the number of Class A Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of Class A Ordinary Shares involved is greater than the number of Class A Ordinary Shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing Class A Ordinary Shares in the open market.

●	Syndicate covering transactions involve purchases of Class A Ordinary Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Class A Ordinary Shares to close out the short position, the underwriters will consider, among other things, the price of our Class A Ordinary Shares available for purchase in the open market as compared to the price at which they may purchase Class A Ordinary Shares through the over-allotment option. If the underwriters sell more Class A Ordinary Shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Class A Ordinary Shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

●	In passive market making, market makers in the Class A Ordinary Shares who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Class A Ordinary Shares until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Class A Ordinary Shares or preventing or retarding a decline in the market price of Class A Ordinary Shares. As a result, the price of Class A Ordinary Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price was determined by negotiations between us and the Representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own accounts and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$	*
The Nasdaq Capital Market listing fee		*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fee and expenses		*
Miscellaneous		*
Total		*

*	To be completed by amendment.

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities. The validity of our shares underlying our Ordinary Shares and certain other matters of the BVI law will be passed upon for us by Ogier. Certain legal matters as to U.S. federal law in connection with this offering will be passed upon for the underwriters by VCL Law LLP.

EXPERTS

The combined financial statements as of and for each of the years ended March 31, 2025 and 2024 included in this prospectus have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of Enrome LLP is 43 Cecil Street #19-03/04, GB Building, Singapore 069542.

ENFORCEMENT OF LIABILITIES

British Virgin Islands

We are incorporated under the laws of the BVI as a BVI company with limited liability. We are incorporated in the BVI because of certain benefits associated with being a BVI business company, such as (i) political and economic stability; (ii) an effective and sophisticated judicial system with a dedicated commercial court; (iii) tax neutral treatment, with no tax levied against companies incorporated in the BVI by the local tax authorities; and (iv) the absence of foreign exchange control or currency restrictions and (v) the availability of professional and support services.

However, certain disadvantages accompany incorporation in the BVI: (a) the BVI has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and (b) BVI companies do not have standing to sue before the federal courts of the United States.

We believe the disadvantages of incorporating in the BVI are outweighed by the benefits to us and our investors of such incorporation.

Our Amended and Restated Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. All our directors and officers reside in Hong Kong. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed […], located at […], as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any State of the United States.

Hong Kong

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our Directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our Directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

KLA-IBOTICS HOLDINGS LIMITED

JINGXING HOLDINGS LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

KLA-iBotics Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of KLA-iBotics Holdings Limited and its subsidiaries (collectively the “Company”) as of March 31, 2024 and 2025 and the related combined statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years ended March 31, 2024 and 2025 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Company as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years ended March 31, 2024 and 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over combined financial reporting. As part of our audits, we are required to obtain an understanding of internal control over combined financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Company’s internal control over combined financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP
Certified Public Accountants
PCAOB ID: 6907

We have served as the Company’s auditor since 2025.
Singapore
July 22, 2025

KLA-IBOTICS HOLDINGS LIMITED

COMBINED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2025

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	10,304	35,676	4,587
Accounts receivable, net	486,548	13,632,127	1,752,652
Contract assets – related party, net	5,662,170	6,024,170	774,514
Amount due from a fellow subsidiary	3,758,886	6,414,752	824,730
Total current assets	9,917,908	26,106,725	3,356,483

NON-CURRENT ASSET
Property and equipment, net	415,457	3,817,561	490,815
Total non-current asset	415,457	3,817,561	490,815
Total assets	10,333,365	29,924,286	3,847,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings	7,616,700	7,346,619	944,537
Loan from a third party	—	778,000	100,026
Accounts payable	—	946,800	121,728
Accruals and other payables	15,000	69,968	8,996
Contract liabilities – related party	1,265,846	—	—
Tax payables	15,631	1,436,445	184,681
Amounts due to fellow subsidiaries	4,452,975	10,065,695	1,294,124
Amount due to a related party	—	1,015,100	130,509
Amount due to a shareholder	10,000	10,000	1,286
Total current liabilities	13,376,152	21,668,627	2,785,887
Total liabilities	13,376,152	21,668,627	2,785,887

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ EQUITY
Class A Ordinary shares: No par value, 45,000 shares authorized, and issued Nil share outstanding as of March 31, 2024 and 2025	—	—	—
Class B Ordinary shares: No par value, 5,000 shares authorized, and issued 3,000 shares outstanding as of March 31, 2024 and 2025	—	—	—
Additional paid-in capital	—	—	—
(Accumulated losses)/retained earnings	(3,042,787)	8,255,659	1,061,411
Total shareholders’ (deficit)/equity	(3,042,787)	8,255,659	1,061,411
Total liabilities and shareholders’ equity	10,333,365	29,924,286	3,847,298

The accompanying notes are an integral part of these combined financial statements.

KLA-IBOTICS HOLDINGS LIMITED

COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
REVENUE
– External	115,650	657,959	84,592
– Related parties	26,933,985	34,675,962	4,458,211
	27,049,635	35,333,921	4,542,803

COST OF REVENUE
– External	(4,597,913)	(3,323,779)	(427,330)
– Related parties	(17,153,060)	(16,563,785)	(2,129,569)
	(21,750,973)	(19,887,564)	(2,556,899)
Gross profit	5,298,662	15,446,357	1,985,904

EXPENSES
General and administrative expenses	(3,651,930)	(2,454,485)	(315,568)
Finance costs	(137,674)	(272,612)	(35,049)
Total expenses	(3,789,604)	(2,727,097)	(350,617)
INCOME FROM OPERATION	1,509,058	12,719,260	1,625,287

OTHER INCOME
Other income	2,614,415	—	—
Total other income	2,614,415	—	—
INCOME BEFORE INCOME TAX EXPENSES	4,123,473	12,719,260	1,635,287
INCOME TAX EXPENSES	—	(1,420,814)	(182,671)
NET INCOME AND TOTAL COMPREHENSIVE INCOME	4,123,473	11,298,446	1,452,616
Weighted average number of ordinary shares:
Basic and diluted	3,000	3,000	3,000
EARNINGS PER SHARE – BASIC AND DILUTED	1,374.49	3,766.15	484.21

The accompanying notes are an integral part of these combined financial statements.

KLA-IBOTICS HOLDINGS LIMITED

COMBINED STATEMENTS OF EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Class A Ordinary shares		Class B Ordinary shares		Additional
	No. of shares	Par value	No. of shares	Par value	paid-in capital	Retained earnings	Total equity
		HK$		HK$	HK$	HK$	HK$
BALANCE, April 1, 2023	—	—	3,000	—	—	(7,166,260)	(7,166,260)
Net income	—	—	—	—	—	4,123,473	4,123,473
BALANCE, March 31, 2024	—	—	3,000	—	—	(3,042,787)	(3,042,787)
Net income	—	—	—	—	—	11,298,446	11,298,446
BALANCE, March 31, 2025	—	—	3,000	—	—	8,255,659	8,255,659
BALANCE, March 31, 2025 (US$)		—		—	—	1,061,411	1,061,411

The accompanying notes are an integral part of these combined financial statements.

KLA-IBOTICS HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities
Income before income tax	4,123,473	12,719,260	1,635,287
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	224,973	480,163	61,733
Provision for expected credit loss on accounts receivable	219,882	152,400	19,594
Provision for expected credit loss on contract assets	145,830	—	—
Changes in operating assets and liabilities
Accounts receivable	465,351	(13,297,979)	(1,709,691)
Contract assets	(2,481,781)	(362,000)	(46,542)
Prepayments	24,872	—	—
Accounts payable	(1,832,889)	946,800	121,728
Accruals and other payables	(8,500)	54,968	7,067
Contract liabilities	(4,332,048)	(1,265,846)	(162,747)
Net cash used in operating activities	(3,450,837)	(572,234)	(73,571)
Cash flows from investing activities
Purchase of property and equipment	(1,479)	(3,882,267)	(499,134)
Advance to fellow subsidiaries	(4,649,388)	(2,655,866)	(341,459)
Repayment from fellow subsidiaries	—	5,612,720	721,615
Repayment from related parties	—	1,015,100	130,509
Net cash (used in) generated from investing activities	(4,650,867)	89,687	11,531
Cash flows from financing activities
Proceeds from bank borrowings	7,616,700	—	—
Proceeds from loan from a third party	—	1,000,000	128,568
Repayment for bank borrowings	—	(270,081)	(34,724)
Repayment for loan from a third party	—	(222,000)	(28,542)
Net cash generated from financing activities	7,616,700	507,919	65,302
Net (decrease) increase in cash and cash equivalents	(485,004)	25,372	3,262
Cash and cash equivalents at the beginning of the year	495,308	10,304	1,325
Cash and cash equivalents at the end of the year	10,304	35,676	4,587

Supplementary cash flow information
Interest paid	(137,674)	(272,612)	(35,049)

The accompanying notes are an integral part of these combined financial statements.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. organization and principal activities

Business

KLA-iBotics Holdings Limited (the “Company”), through its wholly owned subsidiary, is engaged in provision of logistics consultancy, design and installation of storage system and Warehouse as a service (“WaaS”) in Hong Kong. The products are end-to-end automated logistics solutions, encompassing single or multi-system deployments and flexible, pay-per-use warehousing solution.

Organization and spinoff

The Company was incorporated under the laws of the British Virgin Islands (“BVI”) as a limited company on May 20, 2025 and as a holding company. The Company allotted and issued 3,000 Class B share to Kamui Development Group Limited on the date of incorporation.

Kamui Logistics Automation System Limited, a Hong Kong business company limited by shares incorporated in the Hong Kong on January 22, 2013, is an indirectly wholly owned subsidiary of Reitar Logistics Holdings Limited, a Company listed on the Nasdaq Capital Market, and directly wholly owned subsidiary of Kamui Development Group Limited, prior to the group spinoff (the “Group Spinoff”) (see below).

Pursuant to a Group Spinoff, the Company became the holding company of the Group on May 23, 2025, which involved the transfer of the entire equity interest of Kamui Logistics Automation System Limited by the wholly-owned company of Kamui Development Group Limited, to the Company on May 23, 2025;

On May 23, 2025, the Company’s reorganization was accounted for as a reorganization among entities under common control since the same controlling shareholders controlled all these entities before and after the reorganization. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying combined financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

On May 30, 2025, the Company allotted and issued 7,000 Class A Ordinary Shares as consideration for the acquisition of Jingxing Holdings Limited.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. organization and principal activities (cont.)

Upon the Group Spinoff and as at the date of this report, details of the subsidiary of the Company is as follows:

Name	Background	Ownership
Kamui Logistics Automation System Limited	— A Hong Kong company — Incorporated on January 22, 2013 — Issued share capital of HK$10,000 — Provision of logistics consultancy, design and installation of storage system and WaaS	Wholly owned by the Company

2. Summary of SIGNIFICANT ACCOUNTING POLICIES and Practices

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of combination

The combined financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated upon combining the financial statements.

For the purpose of preparing this set of combined financial statements, the combined balance sheet of the Company as of March 31, 2025 and 2024, the combined statements of income and comprehensive income, combined statement of changes in shareholders’ equity and combined statements of cash flows of the Company for the financial years ended March 31, 2025 and 2024 have been prepared on a combined basis and include the financial information of the Company as if the current group structure had been in existence throughout the financial years or from the date the entities are under common control, if later.

The preparation of combined financial statements in conformity with U.S. GAAP requires management to exercise judgement in the process of applying the Company’s accounting policies and requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the end of the reporting periods, and the reported amounts of revenue and expenses throughout the financial years. Although these estimates are based on management’s best knowledge of historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, actual results may ultimately differ from those estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the financial years in which the estimate is revised if the revision affects only that financial year or in the financial year of the revision and future financial years if the revision affects both current and future financial years.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction

The Company uses Hong Kong dollars (“HK$”), as reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI is the United States dollar (“US$”) and the functional currency of its Hong Kong subsidiaries is HK$. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the combined statements of income and comprehensive income.

Convenience translation

Translations of the combined balance sheets, combined statements of income and comprehensive income, and combined statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.7780, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of March 31, 2024 and 2025. The Company believes that it is not exposed to any significant credit risk on cash and cash equivalents.

Revenue recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, and subsequently issued additional related Accounting Standards Updates (collectively, “ASC 606”). The Company derives revenue principally from providing construction management and engineering design services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company currently generates its revenue by the below sources:

(a) Logistics consultancy services

Revenue from logistics consultancy services is recognized in the accounting period in which the services are rendered. Revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided. This is determined based on the actual labor hours spent relative to the total expected labor hours.

The customers are only invoiced once every project. A contract asset is recognized for the cumulative revenue recognized but not yet invoiced.

The Company has no obligations for returns, refund or similar obligations of its consultancy with customers.

For the years ended March 31, 2024 and 2025, the Company is not aware of any material claims against the Company in relation to logistics consultancy services provided.

(b) Design and installation of storage system

The Company provides design and installation of storage system for customers through fixed-price contracts. Revenue is recognized when the control over the storage system has been transferred to the customer. At contract inception, the Company assesses whether the Company transfers control of the storage system over time by determining if (a) its performance does not create an asset with an alternative use to the Company; and (b) the Company has an enforceable right to payment for performance completed to date.

The storage system has no alternative use for the Company due to contractual restrictions, and the Company has enforceable rights to payment arising from the contractual terms. For these contracts, revenue is recognized over time by reference to the Company’s progress towards completing the construction of the storage system. The measure of progress is determined based on the proportion of contract costs incurred to date relative to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

For certain contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the completed storage system is delivered to the customers and the customers have accepted it in accordance with the sales contract.

The period of the transfer of the promised goods to the customer may exceed one year. For such contracts, there is no significant financing component present as the payment terms are an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

The customer is invoiced on a milestone payment schedule. If the value of the goods transferred by the Company exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

For costs incurred in fulfilling the contract which are within the scope of another ASC Topic or ASU, these have been accounted for in accordance with those other ASC Topics or ASU. If these are not within the scope of another ASC Topic or ASU, the Company will capitalize these as contract costs assets in accordance with ASC 340-40 only if (a) these costs relate directly to a contract or an anticipated contract which the Company can specifically identify; (b) these costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognized as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Company recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

The Company has no obligations for returns, refund or similar obligations of its projects with customers.

For the years ended March 31, 2024 and 2025, the Company does not hold any retention sum by customers in relation to design and installation of storage system provided.

(c) Warehouse as a service (WaaS) - Lessor

The Company leases warehouses under operating leases to non-related parties.

Leases where the Company retains substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to the lessees) is recognized in profit or loss on a straight-line basis over the lease term.

Initial direct costs incurred by the Company in negotiating and arranging operating leases are added to the carrying amount of the leased assets and recognized as an expense in profit or loss over the lease term on the same basis as the lease income.

Contingent rents are recognized as income in profit or loss when earned.

Contract related assets and liabilities are classified as current assets and current liabilities. Significant balance sheet accounts related to the revenue cycle are as follows:

Accounts receivable, net

The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. Accounts receivable are recognized when the entity becomes a party to the contractual provisions of the financial instrument. Initial measurement is at amortized cost and subsequent measurement at amortized cost, less any allowance for credit losses. Accounts receivable is derecognized when the contractual rights to cash flows expire, or is paid in full or settled. Gains/losses on derecognition are recognized in earnings, calculated as the difference between the carrying amount and consideration received.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

The Company evaluates its account receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, creditworthiness and other specific circumstances related to the accounts. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period.

Contract assets and contract liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on our combined balance sheets as “Contract assets”. Contract assets, represents the Company’s right to consideration for work performed but not yet invoiced.

Provisions for expected credit losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. In establishing the provisions for expected credit losses of contract assets, we mainly referred to our historical collection experience, the current economic environment, industry trend analysis, and the financial conditions of our customers to develop a combination of specified account and aging methods to provide the provisions for our expected credit losses. Contract assets having billing terms with the unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients before work is performed. The amounts are expected to be earned within twelve months and are classified as current liabilities.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. It is the Company’s policy to depreciate the acquired assets from the beginning of the financial year. Leasehold improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

The Company depreciates property and equipment using the straight-line method as follows:

Leasehold improvement	3 years
Furniture and fixture	5 years
Office equipment	5 years

The Company depreciates property and equipment using the declining-balance method as follows:

Machinery	8 to 10 years

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, The Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Bank borrowings

Borrowings are initially recognized at fair value, net of upfront fees incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods or services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Accruals and other payables

Accruals and other payables primarily include accrued expenses for the operation of the ordinary course of business.

Employee benefit plan

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred or allocated to wages as part of cost of revenue.

Related parties

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

The details of related party transaction during the years ended March 31, 2024 and 2025 and balances as at March 31, 2024 and 2025 are set out in the note 14.

Cost of revenue

Cost of revenue consists of subcontracting fee, staff cost and other indirect costs. Subcontracting fee includes subcontracting costs associated with performance under contracts with customers. Staff costs represent the portion of salaries and wages incurred in connection with the production of deliverables under contracts with customers. Performance under contracts does not involve significant machinery or other long term depreciable assets.

General and administrative expenses

General and administrative expenses primarily consist of personnel-related compensation expenses, including salaries and related social insurance costs for operations and supporting personnel, management fee, depreciation, professional services fees, utilities, entertainment expense, office expense, low value consumables, and expenses related to general operations.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company applies ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the combined financial statements. The component of comprehensive income was the net income for the years.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024 and 2025, there were no dilutive shares.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the combined balance sheets, statements of income and comprehensive income and statements of cash flows.

3. Segment information

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company has identified Mr. Hau Lim CHUNG, the Chief Executive Officer, as the chief operating decision maker (“CODM”), the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment. The CODM uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews combined net income which is included in the accompanying condensed combined statements of operations to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. CODM reviews operation results by the revenue of different products or services. The Company mainly operates its business in the Hong Kong as a single operating segment. As the Company’ long-lived assets are substantially all located in Hong Kong and substantially all the Company’s revenues are derived from within Hong Kong, no geographical segments are presented.

Significant expenses for the year ended March 31, 2024 and 2025:

	Years ended March 31,
	2024	2025
	HK$	HK$	US$
Revenue	27,049,635	35,333,921	4,542,803
Add:
Other income	2,614,415	—	—
Less:
Subcontracting fee	(20,850,125)	(17,086,834)	(2,196,815)
Staff cost - cost of revenue	(885,976)	(2,550,987)	(327,975)
Others – cost of revenue	(14,872)	(249,743)	(32,109)
Staff cost - general and administrative expenses	(1,386,977)	(967,197)	(124,350)
Management fee	(1,391,047)	(412,528)	(53,038)
Depreciation	(224,973)	(262,660)	(33,770)
Entertainment expenses	(58,252)	(203,661)	(26,184)
Consultancy fee	—	(200,000)	(25,714)
Provision for credit loss	(365,712)	(152,400)	(19,594)
Interest expenses	(137,674)	(272,612)	(35,049)
Other segment items(1)	(224,969)	(256,039)	(32,918)
Income tax expenses	—	(1,420,814)	(182,671)
Segment net income	4,123,473	11,298,446	1,452,616

Note: (1)	Other segment items included motor vehicle expenses, maintenance and repair expenses, insurance, and other miscellaneous expenses for administrative purposes.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	1,211,380	14,509,359	1,865,436
Allowance for credit loss	(724,832)	(877,232)	(112,784)
Balance at end of the year	486,548	13,632,127	1,752,652

Allowance for credit loss consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	504,950	724,832	93,190
Addition	219,882	152,400	19,594
Balance at end of the year	724,832	877,232	112,784

5. CONTRACT ASSETS — RELATED PARTY, NET

Contract assets — related party, net consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Contract assets
Balance at beginning of the year	3,180,389	5,808,000	746,721
Addition	2,816,000	362,000	46,542
Transfer due to billings	(188,389)	—	—
	5,808,000	6,170,000	793,263
Provision for expected credit loss	(145,830)	(145,830)	(18,749)
Balance at end of the year	5,662,170	6,024,170	774,514

Provision for expected credit loss consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Balance at beginning of the year	—	145,830	18,749
Addition	145,830	—	—
Balance at end of the year	145,830	145,830	18,749

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Leasehold improvement	616,500	616,500	79,262
Furniture and fixture	52,160	52,160	6,706
Office equipment	56,703	56,703	7,290
Machinery	—	3,882,267	499,135
Total	725,363	4,607,630	592,393
Less: accumulated depreciation	(309,906)	(790,069)	(101,578)
Property and equipment, net	415,457	3,817,561	490,815

Depreciation expenses recognized for the years ended March 31, 2024 and 2025 were HK$224,973 and HK$480,163 (US$61,733), respectively.

7. BANK BORROWINGS

Outstanding balances of bank borrowings as of March 31, 2024 and 2025 consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Bank borrowings
Guaranteed (i)	7,616,700	7,346,619	944,537
Current maturities	7,616,700	7,346,619	944,537

(i)	The bank borrowings were guaranteed by Mr. Chung Hau Lim, a director of the Company, and Mr. Chan Kin Chung, a director of the Company, and the HKMC Insurance Limited under a financing aid program for small and medium enterprises operating in Hong Kong.

Bank borrowings as at March 31, 2024 and 2025 are as follows:

		Maturity		Interest	Balance as at March 31,
Lender	Type	date	Currency	rate	2024	2025	2025
					HK$	HK$	US$
Bank of China (Hong Kong)	Term loan	Repayable on demand	HK$	Average 3.00%	7,616,700	7,346,619	944,537
Total					7,616,700	7,346,619	944,537

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

8. LOAN FROM A THIRD PARTY

As at March 31, 2025, loan from a third party consists of secured loan with annual interest of 8% for purchasing assets. This loan will mature on October 14, 2025.

Loan from a third party as at March 31, 2024 and 2025 are as follows:

		Maturity		Interest	Balance as at March 31,
Lender	Type	date	Currency	rate	2024	2025	2025
					HK$	HK$	US$
Happy CP Company Limited (note a)	Secured loan	October 14, 2025	HK$	Average 8.00%	—	778,000	100,026
Total					—	778,000	100,026

Note:

(a)	The other loan was made for the purchase of the machinery and was secured as follows:
(i)	Corporate guarantee by Reitar Logtech Holdings Limited; and
(ii)	Accounts receivable of HK$141,925 (US$18,243).

9. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Accrued operating expenses	15,000	30,000	3,857
Other payables	—	39,968	5,139
Total	15,000	69,968	8,996

10. CONTRACT LIABILITIES — RELATED PARTY

Contract liabilities — related party consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Contract liabilities
Balance at beginning of the year	5,597,894	1,265,846	162,747
Addition	1,265,846	—	—
Recognized as revenue during the year	(5,597,894)	(1,265,846)	(162,747)
Balance at end of the year	1,265,846	—	—

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

11. DISAGGREGATED REVENUE

The following table shows disaggregated revenue by major categories for the years ended March 31, 2024 and 2025, respectively:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Design and installation of storage system	25,170,937	93.1%	34,284,037	4,407,822	97.0%
Logistics consultancy	1,878,698	6.9%	657,959	84,592	1.9%
Warehouse as a service (“WaaS”)	—	—	391,925	50,389	1.1%
Total	27,049,635	100.0%	35,333,921	4,542,803	100.0%

The following table shows disaggregated revenue by time of recognition for the years ended March 31, 2024 and 2025, respectively:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Recognized at a point in time	136,020	0.5%	915,589	117,715	2.6%
Recognized over time	26,913,615	99.5%	34,418,332	4,425,088	97.4%
Total	27,049,635	100.0%	35,333,921	4,542,803	100.0%

The following table shows disaggregated cost of revenue by major categories for the years ended March 31, 2024 and 2025, respectively:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Design and installation of storage system	20,864,082	95.9%	19,569,180	2,515,966	98.4%
Logistics consultancy	886,891	4.1%	100,881	12,970	0.5%
WaaS	—	—	217,503	27,963	1.1%
Total	21,750,973	100.0%	19,887,564	2,556,899	100.0%

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended March 31, 2024 and 2025, respectively:

	2024					2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross profit margin
	HK$	HK$	HK$	%	HK$	HK$	HK$	%
Design and installation of storage system	25,170,937	20,864,082	4,306,855	17.1%	34,284,037	19,569,180	14,714,857	42.9%
Logistics consultancy	1,878,698	886,891	991,807	52.8%	657,959	100,881	557,078	84.7%
WaaS	—	—	—	—	391,925	217,503	174,422	44.5%
Total	27,049,635	21,750,973	5,298,662	19.6%	35,333,921	19,887,564	15,446,357	43.7%

Management expects that the transaction price allocated to unsatisfied performance obligations as at 31 March 2024 and 2025 may be recognized as revenue in the next reporting periods as follows:-

	2025	2026	2027	Total
	HK$	HK$	HK$	HK$
Partial and fully unsatisfied performance obligations as at:
31 March 2025	—	151,089,231	12,590,769	163,680,000
31 March 2024	34,185,587	151,089,231	12,590,769	197,865,587

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

12. OTHER INCOME

Other income consists of the followings:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Consultant and project coordinate service income	2,614,415	—	—
	2,614,415	—	—

13. TAXES

Income tax

BVI

KLA-iBotics Holdings Limited is incorporated in the BVI and is not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Kamui Logistics Automation System Limited and Jingxing Storage Equipment Engineering (H.K.) Company Limited are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above-mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Significant components of the income tax expenses are as follows:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Current:
Hong Kong	—	1,420,814	182,671
Total income tax expenses	—	1,420,814	182,671

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

13. TAXES (cont.)

The following table reconciles BVI statutory rates to the effective tax rate:

	Year ended March 31,
	2024	2025
Income tax rate in the BVI, permanent tax holiday	0%	0%
Hong Kong statutory income tax rate	16.5%	16.5%
Income not taxable	(3.3)%	—
Expenses not deductible	1.7%	0.5%
Temporary difference	2.3%	(2.7)%
Tax concession	—	(0.1)%
Utilization of tax losses	(17.2)%	(3.0)%
Effective tax rate	—	11.2%

14. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
Kamui Construction & Engineering Group Limited	A wholly owned subsidiary of Kamui Development Group Limited
Kamui Cold Chain Engineering & Service Limited	A wholly owned subsidiary of Kamui Development Group Limited
Reitar Logtech Group Limited	A wholly owned subsidiary of Reitar Logtech Holdings Limited
Reitar Properties Leasing Limited	A wholly owned subsidiary of Reitar Logtech Holdings Limited
NEXX Global Limited	Common control by Chan Kin Chung, the director of the Company
Smartmore Logtech International Group Limited	An associate of Reitar Logtech Group Limited

The amount due from a fellow subsidiary consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due from Kamui Construction & Engineering Group Limited	3,758,886	6,414,752	824,730
Total	3,758,886	6,414,752	824,730

The amount due from a fellow subsidiary is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

The amounts due to fellow subsidiaries consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Kamui Cold Chain Engineering & Service Limited	3,370,969	8,633,658	1,110,010
Due to Reitar Logtech Group Limited	1,082,006	1,432,037	184,114
Total	4,452,975	10,065,695	1,294,124

The amounts due to fellow subsidiaries are unsecured, interest free with no specific repayment terms. The amounts are of non-trade nature.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

14. Related party balances and transactions (cont.)

The amount due to a related company consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to NEXX Global Limited	—	1,015,100	130,509
Total	—	1,015,100	130,509

The amount due to a related company is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

The amount due to a shareholder consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Kamui Development Group Limited	10,000	10,000	1,286
Total	10,000	10,000	1,286

The amount due to a shareholder is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

In addition to the related party balances above, the Company has the following significant related party transactions incurred as below:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Revenue of design and installation of storage system from Kamui Construction & Engineering Group Limited	25,191,307	34,185,587	4,395,165
Revenue of design and installation of storage system from NEXX Global Limited	—	98,450	12,657
Logistics consultancy income from NEXX Global Limited	—	391,925	50,389
Logistics consultancy income from Smartmore Logtech International Group Limited	1,742,678	—	—
Subcontracting fee to Smartmore Logtech International Group Limited	17,153,060	16,563,785	2,129,569
Proceeds on disposal of property, plant and equipment to Kamui Construction & Engineering Group Limited	29,547	—	—
Purchase cost of machinery to NEXX Global Limited	—	2,977,788	382,848
Management fee to Reitar Properties Leasing Limited	189,174	412,527	53,038
Payments made on behalf and reimbursed by Kamui Construction & Engineering Group Limited	9,473,060	14,116,985	1,814,989

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

15. riskS AND UNCERTAINTIES

Credit risk

The Company’s assets that are potentially subject to a significant concentration of credit risk primarily consist of bank balances, accounts receivable and contract assets, and other receivables.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,284) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$27,176 (US$3,494) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

Accounts receivable and contract assets

The Company has designed credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable and contract assets are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on customers and generally do not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Other receivables

The Company is also exposed to risk from other receivables. These assets are subjected to credit evaluations. An allowance, where applicable, would make for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Customers concentrations

For the year ended March 31, 2024, customer A, Kamui Construction & Engineering Group Limited, a wholly owned subsidiary of Kamui Development Group Limited, our controlling shareholder, accounted for 93.1% of total revenue. For the year ended March 31, 2025, customer A accounted for 96.8% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024 and 2025, respectively.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

15. riskS AND UNCERTAINTIES (cont.)

As of March 31, 2024, customer B accounted for 54.4% and customer C accounted for 41.3% of the total balance of accounts receivable. As of March 31, 2025, customer A accounted for 90.9% of the total balance of accounts receivable. No other customer accounts for more than 10% of accounts receivable as of March 31, 2024 and 2025, respectively.

Contract assets – related party concentrations

As of March 31, 2024, customer A accounted for 100.0% of the total balance of contract assets. As of March 31, 2025, customer A accounted for 100.0% of the total balance of contract assets – related party. No other customer accounts for more than 10% of contract assets as of March 31, 2024 and 2025, respectively.

Subcontractors concentrations

For the year ended March 31, 2024, two subcontractors accounted for 78.9% and 16.8% of total cost of revenue. For the year ended March 31, 2025, one subcontractor accounted for 83.3% of total cost of revenue. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024 and 2025, respectively.

As of March 31, 2024, nil balance of accounts payable. As of March 31, 2025, one subcontractor accounted for 100.0% of the total balance of accounts payable. No other subcontractor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025, respectively.

Interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s bank loans and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Foreign currency risk

The Company is exposed to foreign currency risk primarily through sales that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, exposure to foreign exchange fluctuations is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

16. Shareholders’ equity

Ordinary shares

The Company was incorporated under the laws of the British Virgin Islands as an exempted company with limited liability on May 20, 2025. The authorized number of ordinary shares was 10,000 shares with no par value.

Dividend distributions

On April 15, 2025, Kamui Logistics Automation System Limited, the subsidiary of the Company, proposed the interim dividend of HK$900 per share to Kamui Development Group Limited, the shareholder registered at the close of business on April 15, 2025.

17. SUBSEQUENT EVENTS

The Company performed the Group Spinoff as detailed in note 1 above.

The Company evaluated all events and transactions that occurred after March 31, 2025 up through July 22, 2025, which is the date that these combined financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these combined financial statements other than disclosed below.

On April 15, 2025, Kamui Logistics Automation System Limited, the subsidiary of the Company, proposed the interim dividend of HK$900 per share, totaling to HK$9,000,000, to Kamui Development Group Limited, the shareholder registered at the close of business on April 15, 2025. The payment of the dividend was a strategic step to rationalize the subsidiary’s accumulated capital and distribute it to the parent company level. It was funded exclusively from Kamui Logistics Automation System Limited’s existing cash reserves and projected cash inflows. No proceeds from this initial public offering will be used, directly or indirectly, to fund this dividend.

On May 30,2025, the Company acquired 100% equity interest of Jingxing Holdings Limited, a limited liability company incorporated in the BVI, which directly owns 100% shares of Jingxing Storage Equipment Engineering (H.K.) Limited. The aggregate consideration of the acquisition of Jingxing Holdings by our Company was HK$217 million and a per share value of HK$31,000 was assigned to the 7,000 Class A Ordinary shares issued as consideration. The fair value of Class A Ordinary shares issued was determined with reference to the appraised value of the 100% equity interest of Jingxing Storage, the sole operating subsidiary of Jingxing Holdings, as of March 31, 2025, and the post-acquisition fair value of 7,000 Class A Ordinary shares based on the combined fair value of Jingxing Storage and Kamui Logistics Automation System Limited, being the two post-acquisition operating subsidiaries of the Company by an independent professional valuer using the market approach.

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of combined subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividends to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and the income (loss) of the subsidiaries is presented as “Equity income (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

KLA-IBOTICS HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

18. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

The following presents condensed parent company only financial information of KLA-iBotics Holdings Limited.

Condensed Balance Sheets

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
NON-CURRENT ASSET
Interest in a subsidiary	—	8,255,659	1,061,411
Total non-current asset	—	8,255,659	1,061,411
Total assets	—	8,255,659	1,061,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Investment deficit in a subsidiary	3,042,787	—	—

SHAREHOLDERS’ EQUITY
Class A Ordinary shares: No par value, 45,000 shares authorized, and issued Nil share outstanding as of March 31, 2024 and 2025	—	—	—
Class B Ordinary shares: No par value, 5,000 shares authorized, and issued 3,000 shares outstanding as of March 31, 2024 and 2025	—	—	—
Additional paid-in capital	—	—	—
(Accumulated losses)/retained earnings	(3,042,787)	8,255,659	1,061,411
Total shareholders’ (deficit)/equity	(3,042,787)	8,255,659	1,061,411
Total liabilities and shareholders’ equity	—	8,255,659	1,061,411

Condensed statements of income and comprehensive income

	For the Years Ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Share of income of a subsidiary	4,123,473	11,298,446	1,452,616
Expenses	—	—	—
Net profit	4,123,473	11,298,446	1,452,616
Foreign currency translation adjustment	—	—	—
Comprehensive income	4,123,473	11,298,446	1,452,616

Condensed statements of cash flows

	For the Years Ended March 31,
	2024	2025	2025
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit	4,123,473	11,298,446	1,452,616
Adjustments to reconcile net income to cash used in operating activities:
Share of income of subsidiaries	(4,123,473)	(11,298,446)	(1,452,616)
Net cash used in operating activities	—	—	—

CHANGES IN CASH	—	—	—

CASH, at beginning of the year	—	—	—
CASH, at end of the year	—	—	—

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

Jingxing Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Jingxing Holdings Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2025 and the related combined statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2025, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the combined financial position of the Company as of March 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on our combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over combined financial reporting. As part of our audits, we are required to obtain an understanding of internal control over combined financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over combined financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP
Certified Public Accountants
PCAOB ID: 6907

We have served as the Company’s auditor since 2025.
Singapore
July 22, 2025

JINGXING HOLDINGS LIMITED
COMBINED BALANCE SHEETS
AS OF MARCH 31, 2024 AND 2025

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	4,286,373	1,890,194	243,018
Accounts receivable, net	9,269,472	14,705,169	1,890,611
Contract assets, net	8,781,530	7,226,406	929,083
Deposits paid and other receivables	167,400	1,908,000	245,307
Total current assets	22,504,775	25,729,769	3,308,019

NON-CURRENT ASSETS
Property and equipment, net	761,969	741,195	95,294
Right-of-use assets, net	200,765	484,924	62,346
Total non-current assets	962,734	1,226,119	157,640
Total assets	23,467,509	26,955,888	3,465,659

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowing	349,314	—	—
Accounts payable	5,573,217	11,588,692	1,489,932
Accruals and other payables	1,286,532	1,140,726	146,661
Contract liabilities	104,446	13,000	1,671
Amount due to a director	1,045,614	1,027,114	132,054
Operating lease liabilities	209,579	344,415	44,281
Tax payable	1,774,310	2,510,091	322,717
Total current liabilities	10,343,012	16,624,038	2,137,316

NON-CURRENT LIABILITY
Operating lease liabilities	—	152,342	19,586
Total non-current liability	—	152,342	19,586
Total liabilities	10,343,012	16,776,380	2,156,902

COMMITMENTS AND CONTINGENCIES	—	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares: HK$1 par value, 10,000 shares authorized as of March 31, 2024 and 2025, 7,000 shares issued and outstanding as of March 31, 2024 and 2025, respectively	7,000	7,000	900
Retained earnings	13,117,497	10,172,508	1,307,857
Total shareholders’ equity	13,124,497	10,179,508	1,308,757
Total liabilities and shareholders’ equity	23,467,509	26,955,888	3,465,659

The accompanying notes are an integral part of these combined financial statements.

JINGXING HOLDINGS LIMITED
COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
REVENUE
– External	38,908,009	27,846,959	3,580,222
	38,908,009	27,846,959	3,580,222

COST OF REVENUE
– External	(24,961,120)	(16,561,218)	(2,129,239)
	(24,961,120)	(16,561,218)	(2,129,239)

Gross profit	13,946,889	11,285,741	1,450,983
EXPENSES
General and administrative	(3,646,359)	(4,187,617)	(538,391)
Finance costs	(87,274)	(33,815)	(4,348)
Total expenses	(3,733,633)	(4,221,432)	(542,739)
INCOME FROM OPERATION	10,213,256	7,064,309	908,244

OTHER INCOME
Interest income	1,543	664	85
Other income	1,721,303	725,879	93,324
Total other income, net	1,722,846	726,543	93,409

PROFIT BEFORE INCOME TAX EXPENSES	11,936,102	7,790,852	1,001,653

INCOME TAX EXPENSES	(1,805,026)	(1,215,841)	(156,318)
NET PROFIT AND TOTAL COMPREHENSIVE INCOME	10,131,076	6,575,011	845,335
Weighted average number of ordinary shares:
Basic and diluted	7,000	7,000	7,000
PROFIT PER SHARE – BASIC AND DILUTED	1,447.30	939.29	120.76

The accompanying notes are an integral part of these combined financial statements.

JINGXING HOLDINGS LIMITED
COMBINED STATEMENTS OF EQUITY
FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Ordinary shares			Total
	No. of shares	Par value	Retained earnings	shareholders’ equity
		HK$	HK$	HK$
BALANCE, April 1, 2023	7,000	7,000	16,186,421	16,193,421
Net profit	—	—	10,131,076	10,131,076
Dividend declared	—	—	(13,200,000)	(13,200,000)
BALANCE, March 31, 2024	7,000	7,000	13,117,497	13,124,497
Net profit	—	—	6,575,011	6,575,011
Dividend declared	—	—	(9,520,000)	(9,520,000)
BALANCE, March 31, 2025	7,000	7,000	10,172,508	10,179,508
BALANCE, March 31, 2025 (US$)		900	1,307,857	1,308,757

The accompanying notes are an integral part of these combined financial statements.

JINGXING HOLDINGS LIMITED
COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2024 AND 2025

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Cash flows from operating activities
Profit before income tax expenses	11,936,102	7,790,852	1,001,653
Adjustments to reconcile net income to net cash provided by operating activities
Interest income	(1,543)	(664)	(85)
Loan interest expenses	63,538	3,435	442
Operating lease expenses	23,736	30,380	3,906
Provision for credit loss	25,487	531,783	68,370
Depreciation of property and equipment	94,183	102,216	13,142
Amortization of right-of-use assets	481,837	400,440	51,484
Changes in operating assets and liabilities
Accounts receivable	(275,060)	(5,967,480)	(767,225)
Contract assets	(4,693,931)	1,555,124	199,939
Deposit paid and other receivables	4,832,600	(1,740,600)	(223,785)
Accounts payable	2,451,221	6,015,475	773,396
Accruals and other payables	(31,607)	(145,806)	(18,746)
Contract liabilities	(31,763)	(91,446)	(11,757)
Lease liabilities	(483,864)	(397,421)	(51,096)
Tax payables	—	(480,060)	(61,720)
Net cash generated from operating activities	14,390,936	7,606,228	977,918
Cash flows from investing activities
Interest received	1,543	664	85
Purchase of property and equipment	(74,007)	(81,442)	(10,471)
Net cash used in investing activities	(72,464)	(80,778)	(10,386)
Cash flows from financing activities
Interest paid	(87,274)	(33,815)	(4,348)
Repayment of bank borrowings	(1,603,610)	(349,314)	(44,911)
Dividend paid	(13,200,000)	(9,520,000)	(1,223,965)
Repayment to a related party	(33,249)	(18,500)	(2,379)
Net cash used in financing activities	(14,924,133)	(9,921,629)	(1,275,603)
Net decrease in cash and cash equivalents	(605,661)	(2,396,179)	(308,071)
Cash and cash equivalents at the beginning of the year	4,892,034	4,286,373	551,089
Cash and cash equivalents at the end of the year	4,286,373	1,890,194	243,018

Non-cash investing activities:
Supplemental schedule of non-cash investing activities:
Right-of-use assets obtained in exchange of operating lease liabilities	—	684,599	88,017

The accompanying notes are an integral part of these combined financial statements.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. organization and principal activities

Business

Jingxing Holdings Limited (the “Company”) was incorporated under the laws of the BVI as a limited liability company on April 29, 2025. The Company through its wholly owned subsidiary, is engaged in design, supply and installation of storage racking system in Hong Kong.

Organization

As at the date of this report, details of the subsidiary company is as follows:

Name	Background	Ownership
Jingxing Storage Equipment Engineering (H.K.) Limited (formerly known as Global Century (H.K.) Limited)	— A Hong Kong company — Incorporated on January 14, 2000 — Issued share capital of HK$1,000 — Provision of design, supply and installation of storage racking system	Wholly owned by Jingxing Holdings Limited

2. Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities and Exchange Commission.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to allowance for uncollectible accounts receivable, useful lives and impairment for property and equipment, and valuation allowance for deferred tax assets. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction

The Company uses Hong Kong dollars (“HK$”) as reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI is the United States dollar (“US$”) and the functional currency of its Hong Kong subsidiaries is HK$. The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as other income (loss), net in the combined statements of loss and comprehensive loss.

Convenience translation

Translations of the combined balance sheets, combined statements of loss and comprehensive loss, and combined statements of cash flows from HK$ into US$ as of and for the year ended March 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.7780, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposit placed with banks, which are unrestricted as to withdrawal and use. The Company does not have any cash equivalents as of March 31, 2024 and 2025. The Company believes that The Company is not exposed to any significant credit risk on cash and cash equivalents.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any impairment losses. It is the Company policy to depreciate the acquired assets from the beginning of the financial year. Leasehold improvements are capitalized to the asset accounts while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets, are expensed to operations. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation or amortization accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to operations.

The Company depreciates property and equipment using the straight-line method as follows:

Leasehold improvement	25 years
Furniture and fixture	5 years
Office equipment	5 years
Motor vehicle	3 years

Impairment for long-lived assets

Long-lived assets, representing property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by us.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Deposits paid and other receivables

Deposits paid and other receivables primarily include deposits paid to subcontractor and reimbursement expenses from vendor. This amount is refundable and bears no interest.

Accruals and other payables

Accruals and other payables primarily include accrued expenses for the operation of the ordinary course of business.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Related parties

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

The details of related party transaction during the years ended March 31, 2024 and 2025 and balances as at March 31, 2024 and 2025 are set out in the note 15.

Revenue recognition

The Company derives revenue principally from providing construction management and engineering design services. The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have written agreements with its customers and revenue on oral or implied arrangements is generally not recognized. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract; and

5.	recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenue is recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or the price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company currently generates its revenue by the below sources:

Design, supply and installation of storage racking system

The Company constructs storage racking system for customers through fixed-price contracts. Revenue is recognized when the control over the storage has been transferred to the customer. At contract inception, the Company assesses whether the Company transfers control of the storage racking system over time by determining if (a) its performance does not create an asset with an alternative use to the Company; and (b) the Company has an enforceable right to payment for performance completed to date.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

The storage racking system has no alternative use for the Company due to contractual restrictions, and the Company has enforceable rights to payment arising from the contractual terms. For these contracts, revenue is recognized over time by reference to the Company’s progress towards completing the construction of the storage racking system. The measure of progress is determined based on the proportion of contract costs incurred to date relative to the estimated total contract costs. Costs incurred that are not related to the contract or that do not contribute towards satisfying a performance obligation are excluded from the measure of progress and instead are expensed as incurred.

For certain contracts where the Company does not have an enforceable right to payment, revenue is recognized only when the completed storage racking system is delivered to the customers and the customers have accepted it in accordance with the sales contract.

The period of the transfer of the promised goods to the customer may exceed one year. For such contracts, there is no significant financing component present as the payment terms are an industry practice to protect the customer from the performing entity’s failure to adequately complete some or all of its obligations under the contract. As a consequence, the Company does not adjust any of the transaction prices for the time value of money.

Estimates of revenues, costs or extent of progress toward completion are revised if circumstances change. Any resulting increases or decreases in estimated revenues or costs are reflected in the profit or loss in the period in which the circumstances that give rise to the revision become known by management.

The customer is invoiced on a milestone payment schedule. If the value of the goods transferred by the Company exceeds the payments, a contract asset is recognized. If the payments exceed the value of the goods transferred, a contract liability is recognized.

For costs incurred in fulfilling the contract which are within the scope of another ASC Topic or ASU, these have been accounted for in accordance with those other ASC Topics or ASU. If these are not within the scope of another ASC Topic or ASU, the Company will capitalize these as contract costs assets in accordance with ASC 340-40 only if (a) these costs relate directly to a contract or an anticipated contract which the Company can specifically identify; (b) these costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (c) these costs are expected to be recovered. Otherwise, such costs are recognised as an expense immediately.

Capitalized contract costs are subsequently amortized on a systematic basis as the Company recognizes the related revenue over time. An impairment loss is recognized in the profit or loss to the extent that the carrying amount of capitalized contract costs exceeds the expected remaining consideration less any directly related costs not yet recognized as expenses.

The Company has no obligations for returns, refund or similar obligations of its projects with customers.

For the years ended March 31, 2024 and 2025, the Company does not hold any retention sum by the customers in relation to design, supply and installation of storage racking system provided.

Leases

The Company categorized leases with contractual terms longer than twelve months as either operating or finance lease. There is no impact to accumulated deficit at adoption.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Operating lease

Operating right-of-use (“ROU”) assets represent rights to use underlying assets for the lease terms and lease liabilities represent obligation to make lease payments arising from the leases. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term, reduced by lease incentives received, plus any initial direct costs, using the discount rate for the lease at the commencement date. If the implicit rate in lease is not readily determinable for operating leases, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected not to separate non-lease components from lease components; therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract for the office leases. Lease payments are fixed.

Lease expense is recognized on a straight-line basis in operations over the lease term.

Cost of revenue

Cost of revenue consists of purchase of material costs, subcontracting fee and other indirect costs. Purchase of material cost includes purchase of storage racking for installation to customers. Subcontracting fee includes subcontracting costs associated with performance under contracts with customers.

General and administrative expenses

General and administrative expenses consist primarily of operation costs, including depreciation, professional services fees, utilities, and expenses related to general operations.

Income taxes

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC Topic 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, it prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

The Company’s policy on classification of all interest and penalties related to unrecognized income tax positions, if any, is to present them as a component of income tax expense.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive loss be reported in the combined financial statements. The components of comprehensive loss were the net income for the years and the foreign currency translation adjustments.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

Commitments and contingencies

In the normal course of business, the Company are subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings per share

The Company computes earnings per share, or EPS, in accordance with ASC Topic 260, Earnings per Share, which requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended March 31, 2024 and 2025, there were no dilutive shares.

Recently issued accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

In November 2024, the FASB issued Accounting Standards Update (“ASU”) No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. The purpose of the update was to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospective application to all periods presented in the consolidated financial statements. Management is evaluating the impact on the Company’s consolidated financial statements.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies and Practices (cont.)

In January 2025, the FASB issued Accounting Standards Update (“ASU”) No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Clarifying the Effective Date. The purpose of the update was to amends the effective date of ASU No. 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company’s management does not believe the adoption of ASU 2025-01 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the combined balance sheets, statements of income and comprehensive income and statements of cash flows.

3. Segment information

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment. All assets of the Company are located in Hong Kong and all revenue is generated in Hong Kong.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	9,294,959	15,262,439	1,962,257
Allowance for credit loss	(25,487)	(557,270)	(71,646)
Balance at end of the year	9,269,472	14,705,169	1,890,611

Allowance for credit loss consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Balance at the beginning of the year	—	25,487	3,276
Addition	25,487	531,783	68,370
Balance at end of the year	25,487	557,270	71,646

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

5. CONTRACT ASSETS, NET

Contract assets, net consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Contract assets
Balance at beginning of the year	4,087,599	8,781,530	1,129,022
Addition	8,781,530	7,226,406	929,083
Transfer due to accounts receivable, net	(4,087,599)	(8,781,530)	(1,129,022)
	8,781,530	7,226,406	929,083
Provision for expected credit loss	—	—	—
Balance at end of year	8,781,530	7,226,406	929,083

6. DEPOSIT AND OTHER RECEIVABLES

Deposit and other receivables consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Deposit paid to subcontractor	167,400	—	—
Reimbursement expenses from vendor	—	1,908,000	245,307
Total	167,400	1,908,000	245,307

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Leasehold improvement	1,322,640	1,322,640	170,049
Furniture and fixture	424,369	424,369	54,560
Office equipment	655,296	736,738	94,721
Motor vehicle	633,510	633,510	81,449
Total	3,035,815	3,117,257	400,779
Less: accumulated depreciation	(2,273,846)	(2,376,062)	(305,485)
Property and equipment, net	761,969	741,195	95,294

Depreciation expenses recognized for the years ended March 31, 2024 and 2025 were HK$94,183 and HK$102,216 (US$13,142), respectively.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

8. RIGHT-OF-USE ASSETS AND LEASES LIABILITIES

As of March 31, 2025, the Company leases two offices in varies location within HK, under non-cancelable operating leases, which lease terms are expired from August 2026. The Company determines if a contract contains a lease at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company’s office leases were classified as operating leases. The leases generally do not contain options to extend at the time of expiration. Lease expense for lease payment is recognized on a straight-line basis over the lease terms.

The Company has elected the short-term lease exception; therefore operating leases’ ROU asset and liability do not include leases with a lease term of twelve months or less.

For operating leases that include rent escalation clauses, the Company recognized lease expense on a straight-line basis over the lease term from the date it takes possession of the leased property. The Company records the straight-line lease expense and any contingent rent, if applicable, in general and administrative expenses on the statements of income and comprehensive income.

Supplemental balance sheet information related to operating leases are as follows:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets
Office premises	200,765	484,924	62,346
Right-of-use assets – operating lease	200,765	484,924	62,346
Current operating lease liabilities
Office premises	209,579	344,415	44,281
Total current operating lease liabilities	209,579	344,415	44,281
Non-current operating lease liabilities
Office premises	—	152,342	19,586
Total non-current operating lease liabilities	—	152,342	19,586
Total operating lease liabilities	209,579	496,757	63,867

Operating lease expense for the years ended March 31, 2024 and 2025 was HK$23,736 and HK$30,380 (US$3,906), respectively.

Upon adoption of ASU 2016-02, “Leases” (Topic 842) on April 1, 2023 and during the year ended March 31, 2025, the Company recognized HK$963,675 of initial ROU assets and same amount of operating lease liability based on the present value of the future minimum rental payments of leases by using a weighted-average incremental borrowing rate of 8.5%. As of March 31, 2025, the weighted-average lease term is 1.42 years for the remaining leases. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company’s lease liabilities under the remaining operating leases as of March 31, 2025 for the next five years is as follows:

Twelve months ending March 31,	Operating lease payment
HK$
2026	370,800
2027	154,500
Total undiscounted lease payments	525,300
Less imputed interest	(28,543)
Total lease liabilities (HK$)	496,757
Total lease liabilities (US$)	63,867

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

9. BANK BORROWINGS

Outstanding balances of bank borrowings as of March 31, 2024 and 2025 consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Bank borrowings
Guaranteed (i) and (ii)	349,314	—	—
Current maturities	349,314	—	—

(i)	The bank borrowings were guaranteed by Mr. Chung Hau Lim, a former director of the Company, and Mr. Wan Ching Han, a former director of the Company, and the HKMC Insurance Limited under a financing aid program for small and medium enterprises operating in Hong Kong.

Bank borrowings as at March 31, 2024 and 2025 are as follows:

Lender	Type	Maturity date	Currency	Interest rate	Balance as at March 31,
					2024	2025	2025
					HK$	HK$	US$
Bank of China (Hong Kong)	Term loan	June 27, 2024	HK$	Average 5.12%	269,891	—	—
Bank of China (Hong Kong)	Term loan	August 18, 2024	HK$	Average 2.75%	79,423	—	—
Total					349,314	—	—

10. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Accrual for operating expenses	170,532	24,726	3,179
Other payable	1,116,000	1,116,000	143,482
Total	1,286,532	1,140,726	146,661

Outstanding balances of other payable as of March 31, 2024 and 2025 are due to Kamui Development Group Limited, which considered a related party after its acquisition by KLA-iBotics Holdings Limited.

11. CONTRACT LIABILITIES

Contract liabilities consist of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Contract liabilities
Balance at beginning of the year	136,209	104,446	13,428
Addition	104,446	13,000	1,671
Recognized as revenue during the year	(136,209)	(104,446)	(13,428)
Balance at end of the year	104,446	13,000	1,671

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

12. DISAGGREGATED REVENUE

The following table shows disaggregated revenue by major categories for the years ended March 31, 2024 and 2025, respectively:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Design, supply and installation of storage racking system	38,908,009	100%	27,846,959	3,580,222	100%
	38,908,009	100%	27,846,959	3,580,222	100%

The following table shows disaggregated cost of revenue by major categories for the years ended March 31, 2024 and 2025, respectively:

	Year ended March 31,
	2024		2025
	HK$	%	HK$	US$	%
Purchase of materials cost	13,105,180	52.5%	10,681,620	1,373,313	64.5%
Subcontracting fee	11,756,177	47.1%	5,748,154	739,027	34.7%
Others	99,763	0.4%	131,444	16,899	0.8%
Total	24,961,120	100.0%	16,561,218	2,129,239	100.0%

The following table sets forth a breakdown of gross profit and gross profit margin for the years ended March 31, 2024 and 2025, respectively:

	2024				2025
Category	Revenue	Cost of revenue	Gross profit	Gross profit margin	Revenue	Cost of revenue	Gross profit	Gross loss margin
	HK$	HK$	HK$	%	HK$	HK$	HK$	%
Design, supply and installation of storage racking system	38,908,009	24,961,120	13,946,889	35.8%	27,846,959	16,561,218	11,285,741	40.5%

As permitted under the ASC 606-10-50-14, the aggregated transaction price allocated to unsatisfied contracts of periods one year or less, or are billed based on time incurred, is not disclosed.

13. OTHER INCOME

Other income consists of the followings:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Exchange gain	1,307,904	439,871	56,553
Management fee income	351,499	252,068	32,407
Others	61,900	33,940	4,364
	1,721,303	725,879	93,324

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

14. TAXES

Income tax

Hong Kong

Jingxing Storage Equipment Engineering (H.K.) Limited is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in their statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax law, all the above mentioned Hong Kong companies are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Significant components of the provision for income tax expenses are as follows:

	Year ended March 31,
	2024	2025	2025
	HK$	HK$	US$
Current:
Hong Kong	1,805,026	1,215,841	156,318
Total provision for income tax expenses	1,805,026	1,215,841	156,318

The following table reconciles BVI statutory rates to the effective tax rate:

	Year ended March 31,
	2024	2025
Income tax rate in the BVI, permanent tax holiday	0%	0%
Hong Kong statutory income tax rate	16.5%	16.5%
Tax concession	(1.4)%	(0.9)%
Effective tax rate	15.1%	15.6%

15. Related party balances and transactions

Nature of relationships with related parties

Name	Relationship
Mr. Mr. Wong Kwok Chung (“Mr. Wong”)	Director of the Company

The amount due to a director consists of the following:

	As of March 31,
	2024	2025	2025
	HK$	HK$	US$
Due to Mr. Wong Kwok Chung	1,045,614	1,027,114	132,054
Total	1,045,614	1,027,114	132,054

The amount due from a director is unsecured, interest free with no specific repayment terms. The amount is of non-trade nature.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

16. riskS AND UNCERTAINTIES

Credit risk

The Company’s assets that potentially subject to a significant concentration of credit risk primarily consist of cash.

Bank balances

The Company believes that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where the Company’s Hong Kong subsidiaries are located. The Hong Kong Deposit Protection Board pays compensation up to a limit of HK$500,000 (approximately US$64,284) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, cash balance of HK$1,890,194 (US$243,018) was maintained at financial institutions in Hong Kong and approximately HK$500,000 was insured by the Hong Kong Deposit Protection Board.

Customers concentrations

For the year ended March 31, 2024, customer A accounted for 36.1% and customer B accounted for 10.1% of total revenue. For the year ended March 31, 2025, customer A accounted for 28.4%, customer C accounted for 27.1% and customer D accounted for 11.5% of total revenue. No other customer accounts for more than 10% of revenue for the years ended March 31, 2024 and 2025, respectively.

As of March 31, 2024, customer A accounted for 68.6%, customer C accounted for 10.8% and customer E accounted for 10.1% of the total balance of accounts receivable. As of March 31, 2025, customer A accounted for 37.9%, customer C accounted for 28.3% and customer E accounted for 14.5% of the total balance of accounts receivable. No other customer accounts for more than 10% of accounts receivable as of March 31, 2024 and 2025, respectively.

None of the customers accounted for more than 10% of revenue for the years ended March 31, 2024 and 2025, or for more than 10% accounts receivable as of March 31, 2024 and 2025 are companies are related parties of KLA-iBotics.

Contract assets concentrations

As of March 31, 2024, customer F accounted for 23.8%, customer G accounted for 20.8%, customer A accounted for 18.2%, customer E accounted for 14.5% and customer H accounted for 10.8% of the total balance of contract assets. As of March 31, 2025, customer D accounted for 44.4%, customer A accounted for 16.9%, customer I accounted for 16.2% and customer C accounted for 10.0% of the total balance of contract assets. No other customer accounts for more than 10% of contract assets as of March 31, 2024 and 2025, respectively.

Vendors concentrations

For the year ended March 31, 2024, vendor A accounted for 52.5%, vendor B accounted for 15.7% and vendor C accounted for 12.8% of total cost of revenue. For the year ended March 31, 2025, vendor A accounted for 64.5% and vendor B accounted for 13.7% of total cost of revenue. No other subcontractor accounts for more than 10% of purchases for the years ended March 31, 2024 and 2025, respectively.

As of March 31, 2024, vendor A accounted for 68.2% of the total balance of accounts payable. As of March 31, 2025,vendor A accounted for 91.8% of the total balance of accounts payable. No other vendor accounts for more than 10% of accounts payable as of March 31, 2024 and 2025, respectively.

Interest rate risk

The Company’s exposure on fair value interest rate risk mainly arises from deposits with bank.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by us, such as cash deposits and bank, at the end of the reporting period, the Company is not exposed to significant interest rate risk as the interest rates are not expected to change significantly.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its l liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of twelve months, including the servicing of financial obligations: this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

JINGXING HOLDINGS LIMITED
NOTES TO THE COMBINED FINANCIAL STATEMENTS

17. Shareholders’ equity

Ordinary shares

The Company was incorporated under the laws of the BVI as a limited liability company on April 29, 2025. The authorized number of ordinary shares was 10,000 shares with a par value of HK$1 each.

Dividend distributions

During the year ended March 31, 2024, Jingxing Storage Equipment Engineering (H.K.) Company Limited, the subsidiary of the Company, distributed HK$13,200,000 in cash to Mr. Wong. During the year ended March 31, 2025, Jingxing Storage Equipment Engineering (H.K.) Company Limited distributed HK$9,520,000 (US$1,223,965) in cash to Mr. Wong.

On April 15, 2025, Jingxing Storage Equipment Engineering (H.K.) Company Limited, the subsidiary of the Company, proposed the interim dividend of HK$9,000 per share to Mr. Wong, the shareholder registered at the close of business on April 15, 2025.

18. COMMITMENTS AND CONTINGENCIES

Management fee commitment

As of March 31, 2025, the Company had entered into two management fee agreements with landlords for the property management of leased offices in Hong Kong. The Company had contractual commitments and will incur management fee expenses amounting to HK$103,700 (US$13,332), which were not yet recognized as liabilities. These management agreement will expire on August 31, 2026.

The maturity analysis of management service, showing the undiscounted cash flows to be received on an annual basis were as follows:

	March 31,
	2025	2025
	HK$	US$
2026	73,200	9,411
2027	30,500	3,921
Total	103,700	13,332

19. SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2025 up through July 22, 2025, which is the date that these combined financial statements are available to be issued, there were no other any material subsequent events that require disclosure in these combined financial statements other than disclosed below.

On April 15, 2025, Jingxing Storage Equipment Engineering (H.K.) Company Limited, the subsidiary of Jingxing Holdings Limited, proposed the interim dividend of HK$9,000 per share, for a total distribution of HK$9,000,000, to Wong Kwok Chung, a sole former shareholder of Jingxing Storage Equipment Engineering (H.K.) Company Limited, the shareholder registered at the close of business on April 15, 2025. The dividend was funded exclusively from Jingxing Storage Equipment Engineering (H.K.) Company Limited’s existing cash reserves and projected cash inflows. No proceeds from this initial public offering will be used, directly or indirectly, to fund this dividend.

Subsequently, on May 21,2025, Wong Kwok Chung transferred his 100% equity interest of Jingxing Storage Equipment Engineering (H.K.) Company Limited to Jingxing Holdings Limited. Following this transfer, Jingxing Storage Equipment Engineering (H.K.) Company Limited became the wholly owned subsidiary of the Company.

[*]

Ordinary Shares

________________________________

PROSPECTUS

________________________________

            , 2025

Until and including          , 2025 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Our post-offering memorandum and articles of association, which will become effective immediately upon completion of this offering, will empower us to indemnify our Directors and officers against certain liabilities they incur by reason of their being a director or officer of our company.

We have entered into indemnification agreements with each of our Directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our Directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

The underwriting agreement in connection with this offering also provides for indemnification of us and our officers, directors or persons controlling us for certain liabilities.

We intend to obtain directors’ and officer’s liability insurance coverage that will cover certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

Purchaser	Date of Sale of Issuance	Number and type of Security	Consideration	Underwriting Discount and Commission
Kamui Development Group Limited	May 20, 2025	3,000 Class B Ordinary Shares	US$3,000	N/A
Mr. Wong Kwok Chung	May 30, 2025	2,500 Class A Ordinary Shares	2,500 shares in Jingxing Holdings Limited	N/A
Mr. Chen Dong	May 30, 2025	2,500 Class A Ordinary Shares	2,500 shares in Jingxing Holdings Limited	N/A
KLA Smart Capital Limited	May 30, 2025	2,000 Class A Ordinary Shares	2,000 shares in Jingxing Holdings Limited	N/A

The issuances of such ordinary shares described above were made in reliance on the exemption contained in Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder, on the basis that the transaction did not involve a public offering. No underwriters were involved in the transaction.

Item 8. Exhibits and Financial Statement Schedules

(a)

Exhibits

See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)

Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the combined financial statements or notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(c)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association (to be effective in connection with the completion of this offering)
4.1*	Specimen certificate evidencing Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
10.1*	Director Agreement, by and between [*] and the registrant, dated as of [*]
10.2*	Executive Officer Agreement, by and between [*] and the registrant, dated as of [*]
10.3*	Form of Independent Director Agreement by and between the registrant and its independent Directors
10.4*	Agreement between the Group and Kamui Construction & Engineering Group Limited
10.5*	Sale and purchase agreement of the issued share capital of Jingxing Holdings Limited
21.1*	List of Subsidiary
23.1*	Consent of Enrome LLP, an independent registered public accounting firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Colliers International (HK) Limited, an independent valuer
24.1*	Power of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Form of Audit committee charter
99.3*	Form of Compensation committee charter
99.4*	Consent of the Independent Directors
107*	Filing Fee Table

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on           , 2025.

[*]

By:
Name: [*]
Title: Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Director, Chief Executive Officer	, 2025
[*]	(Principal Executive Officer)

	Chief Financial Officer	, 2025
[*]	(Principal Financial and Accounting Officer)

	Director	, 2025
[*]

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [*] has signed this registration statement or amendment thereto in [*] on [*], 2025.

[*]

By:
Name:
Title: